
13001019

# HMN Financial, Inc.



## ANNUAL REPORT 2012

HMN Financial, Inc. and Home Federal Savings Bank are headquartered in Rochester, Minnesota. Home Federal Savings Bank operates nine full service offices in Minnesota located in Albert Lea, Austin, Eagan, La Crescent, Rochester (3), Spring Valley and Winona; one full service office in Iowa located in Marshalltown; one loan origination office in Sartell, Minnesota; and two Private Banking offices in Rochester, Minnesota.

## FINANCIAL HIGHLIGHTS

| **Operating Results:**<br>*(Dollars in thousands, except per share data)* | At or For the Year Ended December 31, 2012 | 2011 | Percentage Change |
|---|---|---|---|
| Total interest income | **$ 30,816** | 39,541 | (22.1)% |
| Total interest expense | **7,139** | 11,135 | (35.9) |
| Net interest income | **23,677** | 28,406 | (16.6) |
| Provision for loan losses | **2,544** | 17,278 | (85.3) |
| Net interest income after provision for loan losses | **21,133** | 11,128 | 89.9 |
| Fees and service charges | **3,325** | 3,739 | (11.1) |
| Loan servicing fees | **964** | 987 | (2.3) |
| Gain on sales of loans | **3,574** | 1,656 | 115.8 |
| Gain on sale of branch | **552** | 0 | NM |
| Other non-interest income | **575** | 487 | 18.1 |
| Total non-interest income | **8,990** | 6,869 | 30.9 |
| Total non-interest expense | **24,670** | 29,552 | (16.5) |
| Income (loss) before income tax expense | **5,453** | (11,555) | 147.2 |
| Income tax expense | **132** | 0 | NM |
| Net income (loss) | **5,321** | (11,555) | 146.0 |
| Preferred stock dividends and discount | **(1,861)** | (1,821) | (2.2) |
| Net income (loss) available to common shareholders | **$ 3,460** | (13,376) | 125.9 |
| *Per Common Share Information:* | | | |
| Earnings (loss) per common share and common share equivalents | | | |
| Basic | **$ 0.88** | (3.47) | |
| Diluted | **0.86** | (3.47) | |
| Stock price (for the year) | | | |
| High | **$ 3.80** | 3.22 | |
| Low | **1.61** | 1.50 | |
| Close | **3.47** | 1.94 | |
| Book value | **8.02** | 7.36 | |
| Price to book value | **43.27%** | 26.36% | |
| *Financial Ratios:* | | | |
| Return (loss) on average assets | **0.79%** | (1.39)% | 156.8% |
| Return (loss) on average common equity | **8.94** | (16.94) | 152.8 |
| Net interest margin | **3.67** | 3.59 | 2.2 |
| Operating expenses to average assets | **3.65** | 3.55 | 2.8 |
| Average equity to average assets | **8.81** | 8.19 | 7.6 |
| Equity to total assets at year end | **9.31** | 7.22 | 28.9 |
| Non-performing assets to total assets | **6.21** | 6.40 | (3.0) |
| Efficiency ratio | **75.52** | 83.78 | (9.9) |

| **Balance Sheet Data:**<br>*(Dollars in thousands)* | December 31, 2012 | 2011 | Percentage Change |
|---|---|---|---|
| Total assets | **$653,327** | 790,155 | (17.3)% |
| Securities available for sale | **85,891** | 126,114 | (31.9) |
| Loans held for sale | **2,584** | 3,709 | (30.3) |
| Loans receivable, net | **454,045** | 555,908 | (18.5) |
| Deposits | **514,951** | 656,176 | (21.5) |
| FHLB advances and Federal Reserve borrowings | **70,000** | 70,000 | 0.0 |
| Stockholders' equity | **60,834** | 57,061 | 6.6 |
| Home Federal Savings Bank regulatory capital ratios: | | | |
| Tier I or core capital | **9.68%** | 7.14% | 35.6% |
| Tier I capital to risk weighted assets | **14.23** | 9.61 | 48.1 |
| Risk-based capital | **15.52** | 10.86 | 42.9 |

NM – Not meaningful

## LETTER TO SHAREHOLDERS AND CLIENTS



I am very pleased with the improved financial performance that HMN Financial, Inc. has reported for 2012. The past four years have been very challenging for our Company. Our dedicated staff focused a substantial amount of time and hard work to make Home Federal a better bank, and the results of those efforts reflect in this annual report.

Home Federal posted a profit in 2012 for the first time in four years. Just as importantly, we posted a profit in each of the past four quarters. While our Bank benefited from an improved economic environment in the markets we serve, I attribute our success to a number of key business strategies that our management team and staff executed during the year.

In the first quarter of 2012, we closed on the sale of our Toledo. Iowa branch. The decision to sell the branch was based primarily on a unique set of circumstances that included a motivated buyer and the prospect for increased competition in the market. The sale included our local book of business as well as our branch facility and resulted in a gain on sale for the Bank. Our remaining Iowa branch, located in nearby Marshalltown, was unaffected by the sale and continues to perform very well.

Our Bank decreased in size during the year. This was the result of management's continuing efforts to reduce the Bank's reliance on wholesale sources of funds. These funds, which are comprised primarily of brokered certificates of deposit and fixed rate advances from the Federal Home Loan Bank, can serve as a source of leverage and increased revenue for a financial institution. However, they are a poor substitute for lower cost core deposits, which we can generate directly from the markets we serve. These core deposit relationships provide a gateway to strengthen client relationships by cross selling other banking products and services. Repayment of these high cost funds enabled us to maintain our net interest margin during the year in spite of the declining loan and investment rate environment we experienced. Our retail and business banking staff members continue to work very hard to reduce the impact of the reduction in these funding sources by aggressively calling on individuals and businesses in the communities we serve.

Our mortgage lending area posted another banner year in 2012. The mortgage and consumer loan delivery model, which we developed and implemented in 2011, positioned us to meet the strong demand for new loans and enabled us to manage the ever-increasing regulatory compliance environment the mortgage industry is experiencing.

During the year, we made significant improvements in asset quality. We did so by working with cooperative borrowers to improve their financial performance, collecting problem loans, and converting nonperforming assets, such as other real estate owned, to cash. Reinvesting this cash back into earning assets, resulted in increased revenue for the Bank. Furthermore, moving nonperforming assets off our balance sheet has reduced expensive carrying costs associated with their ownership.

The past year was our first full year regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. Our staff worked collaboratively with our regulators to successfully navigate the transition.

Looking forward, we intend to continue to work aggressively to improve the asset quality and financial performance of the Bank, while remaining focused on maintaining the product and service standards our clients have come to enjoy.

Thank you for your continued support and loyalty to our organization.

Respectfully,



Brad Krehbiel
President and Chief Executive Officer

## BOARD OF DIRECTORS



Dr. Hugh C. Smith
*Chairman of the Board*



Bradley C. Krehbiel
*President and CEO*



Susan K. Kolling
*Director and SVP*



Karen L. Himle
*Director*



Malcolm W. McDonald
*Director*



Michael J. Fogarty
*Director*



Bernard R. Nigon
*Director*



Allen J. Berning
*Director*



Mark E. Utz
*Director*

# FIVE-YEAR CONSOLIDATED FINANCIAL HIGHLIGHTS

**Selected Operations Data:**

| *(Dollars in thousands, except per share data)* | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2012** | 2011 | 2010 | 2009 | 2008 |
| Total interest income | **$30,816** | 39,541 | 48,270 | 57,771 | 66,512 |
| Total interest expense | **7,139** | 11,135 | 17,259 | 23,868 | 32,796 |
| Net interest income | **23,677** | 28,406 | 31,011 | 33,903 | 33,716 |
| Provision for loan losses | **2,544** | 17,278 | 33,381 | 26,699 | 26,696 |
| Net interest income (loss) after provision for loan losses | **21,133** | 11,128 | (2,370) | 7,204 | 7,020 |
| Fees and service charges | **3,325** | 3,739 | 3,741 | 4,137 | 4,269 |
| Loan servicing fees | **964** | 987 | 1,067 | 1,042 | 955 |
| Securities gains, net | **0** | 0 | 0 | 5 | 479 |
| Gain on sales of loans | **3,574** | 1,656 | 1,987 | 2,273 | 651 |
| Gain on sale of branch office | **552** | 0 | 0 | 0 | 0 |
| Other non-interest income | **575** | 487 | 476 | 625 | 749 |
| Total non-interest income | **8,990** | 6,869 | 7,271 | 8,082 | 7,103 |
| Total non-interest expense | **24,670** | 29,552 | 27,556 | 31,689 | 29,234 |
| Income (loss) before income tax expense (benefit) | **5,453** | (11,555) | (22,655) | (16,403) | (15,111) |
| Income tax expense (benefit) | **132** | 0 | 6,323 | (5,607) | (4,984) |
| Net income (loss) | **5,321** | (11,555) | (28,978) | (10,796) | (10,127) |
| Preferred stock dividends and discount | **(1,861)** | (1,821) | (1,784) | (1,747) | (37) |
| Net income (loss) available to common shareholders | **$ 3,460** | (13,376) | (30,762) | (12,543) | (10,164) |
| Basic earnings (loss) per common share | **$ 0.88** | (3.47) | (8.17) | (3.39) | (2.78) |
| Diluted earnings (loss) per common share | **0.86** | (3.47) | (8.17) | (3.39) | (2.78) |
| Cash dividends per common share | **0.00** | 0.00 | 0.00 | 0.00 | 0.75 |

**Selected Financial Condition Data:**

| *(Dollars in thousands, except per share data)* | December 31, | | | | |
|---|---|---|---|---|---|
| | **2012** | 2011 | 2010 | 2009 | 2008 |
| Total assets | **$653,327** | 790,155 | 880,618 | 1,036,241 | 1,145,480 |
| Securities available for sale | **85,891** | 126,114 | 151,564 | 159,602 | 175,145 |
| Loans held for sale | **2,584** | 3,709 | 2,728 | 2,965 | 2,548 |
| Loans receivable, net | **454,045** | 557,073 | 664,241 | 799,256 | 900,889 |
| Deposits | **514,951** | 656,176 | 683,230 | 796,011 | 880,505 |
| FHLB advances and Federal Reserve borrowings | **70,000** | 70,000 | 122,500 | 132,500 | 142,500 |
| Stockholders' equity | **60,834** | 57,061 | 69,547 | 99,938 | 112,213 |
| Book value per common share | **8.02** | 7.36 | 10.51 | 17.94 | 21.31 |
| Number of full service offices | **12** | 13 | 14 | 14 | 16 |
| Number of loan origination offices | **1** | 1 | 1 | 2 | 2 |
| Key Ratios [1] | | | | | |
| Stockholders' equity to total assets at year end | **9.31%** | 7.22% | 7.90% | 9.64% | 9.80% |
| Average stockholders' equity to average assets | **8.81** | 8.19 | 9.40 | 9.73 | 8.58 |
| Return (loss) on stockholders' equity (ratio of net income (loss) to average equity) | **8.94** | (16.94) | (31.73) | (10.33) | (10.61) |
| Return (loss) on assets (ratio of net income (loss) to average assets) | **0.79** | (1.39) | (2.98) | (1.00) | (0.91) |

[1] Average balances were calculated based upon amortized cost without the market value impact of ASC 320.

# MANAGEMENT DISCUSSION AND ANALYSIS

*This Annual Report, other reports filed by the Company with the Securities and Exchange Commission, and the Company's proxy statement may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often identified by such forward-looking terminology as "expect," "intend," "look," "believe," "anticipate," "estimate," "project," "seek," "may," "will," "would," "could," "should," "trend," "target," and "goal" or similar statements or variations of such terms and include, but are not limited to, those relating to increasing our core deposit relationships, reducing non-performing assets, reducing expense and generating improved financial results; the adequacy and amount of available liquidity and capital resources to the Bank; the Company's liquidity and capital requirements; our expectations for core capital and our strategies and potential strategies for improvement thereof; changes in the size of the Bank's loan portfolio; the recovery of the valuation allowance on deferred tax assets; the amount and mix of the Bank's non-performing assets and the appropriateness of the allowance therefor; future losses on non-performing assets; the amount of interest-earning assets; the amount and mix of brokered and other deposits (including the Company's ability to renew brokered deposits); the availability of alternate funding sources; the payment of dividends; the future outlook for the Company; the amount of deposits that will be withdrawn from checking and money market accounts and how the withdrawn deposits will be replaced; the projected changes in net interest income based on rate shocks; the range that interest rates may fluctuate over the next twelve months; the net market risk of interest rate shocks; the future outlook for the issuer trust preferred securities held by the Bank; and the Bank's compliance with regulatory standards generally (including the Bank's status as "well-capitalized"), and supervisory agreements, individual minimum capital requirements or other supervisory directives or requirements to which the Company or the Bank are or may become expressly subject, specifically, and possible responses of the OCC and FRB and the Bank and the Company to any failure to comply with any such regulatory standard, agreement or requirement. A number of factors could cause actual results to differ materially from the Company's assumptions and expectations. These include but are not limited to the adequacy and marketability of real estate and other collateral securing loans to borrowers; federal and state regulation and enforcement, including restrictions set forth in the supervisory agreements between each of the Company and Bank and the OCC and FRB; possible legislative and regulatory changes, including proposed changes to regulatory capital rules, the ability of the Company and the Bank to establish and adhere to plans and policies relating to, among other things, capital, business, non-performing assets, loan modifications, documentation of loan loss allowance and concentrations of credit that are satisfactory to the OCC and FRB, as applicable, in accordance with the terms of the Company and Bank supervisory agreements and to otherwise manage the operations of the Company and the Bank to ensure compliance with other requirements set forth in the supervisory agreements; the ability of the Company and the Bank to obtain required consents from the OCC and FRB, as applicable, under the supervisory agreements or other directives; the ability of the Bank to comply with its individual minimum capital requirement and other applicable regulatory capital requirements; enforcement activity of the OCC and FRB in the event of our non-compliance with any applicable regulatory standard, agreement or requirement; adverse economic, business and competitive developments such as shrinking interest margins, reduced collateral values, deposit outflows, changes in credit or other risks posed by the Company's loan and investment portfolios, changes in costs associated with alternate funding sources, including changes in collateral advance rates and policies of the Federal Home Loan Bank, technological, computer-related or operational difficulties, results of litigation, and reduced demand for financial services and loan products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government or tax laws; international economic developments; the Company's access to and adverse changes in securities markets; the market for credit related assets; or other significant uncertainties. Additional factors that may cause actual results to differ from the Company's assumptions and expectations include those set forth in the Company's most recent filings on Forms 10-K and 10-Q with the Securities and Exchange Commission. All forward-looking statements are qualified by, and should be considered in conjunction with, such cautionary* *statements. For additional discussion of the risks and uncertainties applicable to the Company, see the "Risk Factors" sections of the Company's Annual Report on Form 10-K for the year ended December 31, 2012.*

## Overview

HMN Financial, Inc. (HMN or the Company) is the stock savings bank holding company for Home Federal Savings Bank (the Bank), which operates community retail, private banking and loan production offices in Minnesota and Iowa. The earnings of the Company are primarily dependent on the Bank's net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest-bearing liabilities such as deposits and Federal Home Loan Bank (FHLB) advances. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". Net interest income is produced when interest-earning assets equal or exceed interest-bearing liabilities and there is a positive interest rate spread. Net interest income and net interest rate spread are affected by changes in interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company's net earnings are also affected by the generation of non-interest income, which consists primarily of gains from the sale of loans, fees for servicing mortgage loans, and the generation of fees and service charges on deposit accounts. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, occupancy expenses, provisions for loan losses, deposit insurance, and amortization of mortgage servicing assets. The earnings of financial institutions, such as the Bank, are also significantly affected by prevailing economic and competitive conditions, particularly changes in interest rates, government monetary and fiscal policies, and regulations of various regulatory authorities. Lending activities are influenced by the demand for and supply of business credit, single family and commercial properties, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of deposits are influenced by prevailing market rates of interest on competing investments, account maturities and the levels of personal income and savings.

Between 2008 and 2011, the Company's commercial business and commercial real estate loan portfolios required significant charge offs due primarily to decreases in the estimated value of the underlying collateral supporting the loans, as many of these loans were made to borrowers in or associated with the real estate industry. The decrease in the estimated collateral value was primarily the result of reduced demand for real estate, particularly as it relates to single-family and commercial land developments. More stringent lending standards implemented by the mortgage industry in recent years have made it more difficult for some borrowers with marginal credit to qualify for a mortgage. This decrease in available credit and the overall weakness in the economy reduced the demand for single family homes and the values of existing properties and developments where the Company's commercial loan portfolio has concentrations. Consequently, our level of non-performing assets and the related provision for loan losses and charge-offs increased significantly in the past several years, relative to periods before 2008. The increased levels of non-performing assets, related provisions for loan losses and loan charge-offs and expenses associated with real estate owned, and allowances against deferred taxes arising from adverse results of operations, were the primary reasons for the net losses incurred by the Company in each of the years 2008 through 2011. In 2012, commercial real estate values stabilized and fewer charge offs were recorded than in the previous four years. In addition, non-performing assets and expenses associated with real estate owned declined in 2012, which had a positive effect on earnings.

The Company has taken a number of measures since 2008 to address its elevated level of non-performing assets and net losses and to establish adequate levels of liquidity and capital resources. In 2008, the Company obtained $26 million in additional capital through the sale of preferred stock to the United States Treasury, substantially all of which was contributed to the capital of the Bank. The Bank also began to reduce its asset size, which has been reduced $492 million since December 31, 2008, in order to enhance its capital ratios and reduce its reliance on wholesale funding sources. The reduction in assets has primarily been in commercial loans and was accompanied by a corresponding reduction in interest-bearing liabilities, primarily because of a $286 million reduction in brokered deposits and a $73 million reduction in outstanding FHLB advances. In 2009, a new Bank President was appointed and additional personnel were hired in the commercial loan area to work through the increased level of non-performing assets. In addition, the Bank lowered its internal limit on the size of a loan it would grant to an individual borrower in an effort to reduce concentrations of credit risk associated with large borrowing relationships. The Bank also began the process of segmenting its loan portfolio and reduced lending in certain industries and loan types in order to further limit credit concentrations. In 2010, an experienced Chief Credit Officer was hired into a newly created position for the Bank. Since that time, a new loan credit approval process and additional policies and procedures have been implemented in order to improve the credit quality of commercial loans being added to the Bank's portfolio and reduce loan concentrations and non-performing assets. A more stringent commercial loan risk rating system was also implemented which resulted in some commercial loans being moved into a higher risk rating classification. In addition, an ongoing analysis of the Bank's commercial loan charge off history resulted in higher reserve percentages for some risk rating classifications. A more aggressive and ongoing review process of existing commercial loan files was also implemented. These reviews focused on performing loans in certain industries and loan types that management determined to have the highest risk of loss to the Bank and, in some cases, resulted in corrective or preventative action being taken and additional loan loss reserves being established. Additional resources have also been allocated to establishing and maintaining remediation plans on all classified loans in order to improve the monitoring and ultimate collection of these loans. The remediation plans have focused on evaluating collateral levels and determining available cash flows as well as testing the validity of, and adherence to, established action plans. In 2011, the Bank's Edina, Minnesota branch office was closed in order to reduce costs. The Company also began deferring the dividend payments on the outstanding preferred stock, beginning with the February 15, 2011 dividend payment in order to preserve cash for potential future needs. In 2012, the Bank sold substantially all of the assets and deposit liabilities associated with its Toledo, Iowa branch in order to further reduce costs and improve capital ratios. Because of these efforts and the relative stabilization of commercial real estate values, the Company was profitable in 2012 and the level of non-performing assets and related loan losses declined compared to the prior four years.

Because of the losses incurred and elevated levels of non-performing assets, the Company and the Bank, effective February 22, 2011, each entered into a supervisory agreement (the "Company Supervisory Agreement" and the "Bank Supervisory Agreement", respectively, and, collectively, the "Supervisory Agreements") with the Office of Thrift Supervision (the "OTS"), their primary federal regulator at the time. The Supervisory Agreements supersede the memorandum of understanding between each of the Company and the Bank that were entered into with the OTS in December 2009. As required by the Company Supervisory Agreement, the Company submitted an initial consolidated capital plan in May 2011 and updated two year capital plans in January of 2012 and 2013 that the Federal Reserve Board may make comments upon, and to which it may require revisions. The Company must operate within the parameters of the capital plan and is required to monitor and submit periodic reports on its compliance with the plan. In addition, without the consent of the Federal Reserve Board, the Company may not incur or issue any debt, guarantee the debt of any entity, declare or pay any cash dividends or repurchase any of the Company's capital stock, enter into any new contractual arrangement or renew or extend any existing arrangement related to compensation or benefits with any director or officer, or make any golden parachute payments. In accordance with the Bank Supervisory Agreement, the Bank submitted a two year business plan in May of 2011 and updated plans in January of 2012 and 2013, that the OCC may make comments upon, and require revisions to. The Bank must operate within the parameters of the business plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank also submitted problem asset reduction plans at the same time that the business plans were submitted. The Bank must operate within the parameters of the problem asset plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank has also revised its loan modification policies and its program for identifying, monitoring and controlling risk associated with concentrations of credit, and improved the documentation relating to the allowance for loan and lease losses as required by the agreement. In addition, without the consent of the OCC, the Bank may not declare or pay any cash dividends, increase its total assets during any quarter in excess of the amount of the net interest credited on deposit liabilities during the prior quarter, enter into any new contractual arrangement or renew or extend any existing arrangement related to compensation or benefits with any directors or officers, make any golden parachute payments, or enter into any significant contracts with a third party service provider.

In August 2011, the OCC established an individual minimum capital requirement (IMCR) for the Bank. An IMCR requires a bank to establish and maintain levels of capital greater than those generally required for a bank to be classified as "well-capitalized." Effective December 31, 2011, the Bank was required to establish, and subsequently maintain, core capital at least equal to 8.5% of adjusted total assets, which was in excess of the Bank's 7.14% core capital to adjusted total assets ratio at December 31, 2011. In February 2012, the Bank received a notice from the OCC arising out of its failure to establish and maintain its IMCR of 8.5% core capital to adjusted total assets at December 31, 2011. In April 2012, the Bank submitted to the OCC a written capital plan of how it would maintain its IMCR and a contingency plan in the event the IMCR was not maintained through the Bank's primary plan. As a result of a decrease in assets and improved financial results, the Bank's core capital to adjusted total assets ratio improved to 9.68% at December 31, 2012. For further discussion and a complete description of the Supervisory Agreements and IMCR, please see *"Note 16 Regulatory Matters/Supervisory Agreements, IMCR and Federal Home Loan Bank Investment"* in the Notes to the Consolidated Financial Statements and *"Item 1 — Business — Regulation and Supervision"* and *"Item 3 — Legal Proceedings"* in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

## Critical Accounting Estimates

Critical accounting policies are those policies that the Company's management believes are the most important to understanding the Company's financial condition and operating results. These critical accounting policies often involve estimates and assumptions that could have a material impact on the Company's financial statements. The Company has identified the following critical accounting policies that management believes involve the most difficult, subjective, and/or complex judgments that are inherently uncertain. Therefore, actual financial results could differ significantly depending upon the estimates, assumptions and other factors used.

***Allowance for Loan Losses and Related Provision***

The allowance for loan losses is based on periodic analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences of loan impairment, changes in the size of the portfolios, national and regional economic conditions such as unemployment data, loan portfolio composition, loan delinquencies, local economic conditions, historical experience and observations made by the Company's ongoing internal audit and regulatory exam processes. Loans are charged off to the extent they are deemed to be uncollectible. The Company has established separate processes to determine the appropriateness of the loan loss allowance for its homogeneous single-family and consumer loan portfolios and its non-homogeneous loan portfolios. The determination of the allowance for the non-homogeneous commercial, commercial real estate and multi-family loan portfolios involves assigning standardized risk ratings and loss factors that are periodically reviewed. The loss factors are estimated based on the Company's own loss experience and are assigned to all loans without identified credit weaknesses. For each non-performing loan, the Company also performs an individual analysis of impairment that is based on the expected cash flows or the value of the assets collateralizing the loans and establishes any necessary reserves or charges off all loans or portion thereof that are deemed uncollectable. The determination of the allowance on the homogeneous single-family and consumer loan portfolios is calculated on a pooled basis with individual determination of the allowance for all non-performing loans.

The appropriateness of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known. Because of the size of some loans, changes in estimates can have a significant impact on the loan loss provision. The allowance is allocated to individual loan categories based upon the relative risk characteristics of the loan portfolios and the actual loss experience. The Company increases its allowance for loan losses by charging the provision for loan losses against income. The methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio that have not been specifically identified. Although management believes that based on current conditions the allowance for loan losses is maintained at an appropriate amount to provide for probable loan losses inherent in the portfolio as of the balance sheet dates, future conditions may differ substantially from those anticipated in determining the allowance for loan losses and adjustments may be required in the future.

***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

The Company maintains significant net deferred tax assets for deductible temporary differences, the largest of which relates to the allowance for loan and real estate losses and net operating loss carryforwards. For income tax purposes, only net charge-offs are deductible, not the entire provision for loan losses. Under generally accepted accounting principles, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon management's judgment and evaluation of both positive and negative evidence, including the forecasts of future income, tax planning strategies and assessments of the current and future economic and business conditions. The Company considers both positive and negative evidence regarding the ultimate realizability of deferred tax assets. Positive evidence includes the ability to implement tax planning strategies to accelerate taxable income recognition, current financial performance, and the probability that taxable income will be generated in future periods. Negative evidence includes the Company's cumulative loss in the prior three year period and the general business and economic environment. In the second quarter of 2010, the Company recorded a valuation allowance against the entire deferred tax asset balance and the Company continued to maintain a valuation reserve against the entire deferred tax asset balance at December 31, 2012. This determination was based primarily upon the existence of a three-year cumulative loss. This three-year cumulative loss position is primarily attributable to significant provisions for loan losses incurred during 2010 and 2011. The creation of the valuation allowance, although it increased tax expense and similarly reduced tangible book value, does not have an effect on the Company's cash flows, and may be recoverable in subsequent periods if the Company were to realize certain sustained future taxable income. It is possible that future conditions may differ substantially from those anticipated in determining the need for a valuation allowance on deferred tax assets and adjustments may be required in the future.

Determining the ultimate settlement of any tax position requires significant estimates and judgments in arriving at the amount of tax benefits to be recognized in the financial statements. It is possible that the tax benefits realized upon the ultimate resolution of a tax position may result in tax benefits that are significantly different from those estimated.

## Results of Operations Comparison of 2012 with 2011

Net income was $5.3 million for 2012, an improvement of $16.9 million, from the $11.6 million loss for 2011. Net income available to common shareholders was $3.5 million for the year ended December 31, 2012, an improvement of $16.9 million, from the net loss available to common shareholders of $13.4 million for 2011. Diluted earnings per common share for the year ended December 31, 2012 was $0.86, an improvement of $4.33 from the $3.47 diluted loss per common share for the year ended December 31, 2011. The improvement in net income in 2012 is due primarily to a $14.8 million decrease in the provision for loan losses between the periods, a $1.9 million increase in the gain on sale of loans, and a $4.9 million decrease in noninterest expenses due primarily to the decrease in expenses and losses recognized on real estate owned between the periods. These improvements to net income were partially offset by a $4.7 million decrease in interest income due primarily to a decrease in interest earning assets between the periods.

### *Net Interest Income*

Net interest income was $23.7 million for 2012, a decrease of $4.7 million, or 16.6%, from $28.4 million for 2011. Interest income was $30.8 million for 2012, a decrease of $8.7 million, or 22.1%, from $39.5 million for 2011. Interest income decreased between the periods primarily because of a $146 million decrease in the average interest-earning assets and also because of a decrease in the average yields earned between the periods. Average interest-earning assets decreased between the periods primarily because of a decrease in the commercial loan portfolio, which occurred because of low loan demand and the Company's focus on improving credit quality, managing net interest margin and improving capital ratios. The average yield earned on interest-earning assets was 4.78% for the year ended December 31, 2012, a decrease of 22 basis points from the 5.00% average yield for 2011. The decrease in the average yield is due to the continued low interest rate environment that existed during 2012.

Interest expense was $7.1 million for the year ended December 31, 2012, a decrease of $4.0 million, or 35.9%, from $11.1 million for 2011. Interest expense decreased primarily because of a $149 million decrease in the average interest-bearing liabilities between the periods. The decrease in average interest-bearing liabilities is primarily the result of a decrease in the average outstanding retail and brokered certificates of deposits between the periods and a decrease in other deposits as a result of the Bank's Toledo, Iowa branch sale that was completed in the first quarter of 2012. The decrease in retail and brokered certificates of deposits between the periods was the result of using the proceeds from loan principal payments to fund maturing certificates of deposits. Interest expense also decreased because of the lower rates paid on retail money market accounts and certificates of deposit. The decreased rates were the result of the low interest rate environment that continued to exist during 2012. The average interest rate paid on interest-bearing liabilities was 1.17% for the year ended December 31, 2012, a decrease of 30 basis points from the 1.47% average rate paid for the same period of 2011. Net interest margin (net interest income divided by average interest-earning assets) was 3.67% for the year ended December 31, 2012, an increase of 8 basis points, from the 3.59% margin for 2011.

## MANAGEMENT DISCUSSION AND ANALYSIS

The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Non-accruing loans have been included in the table as loans carrying a zero yield.

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2012** | | | 2011 | | | 2010 | | |
| *(Dollars in thousands)* | **Average Outstanding Balance** | **Interest Earned/ Paid** | **Average Yield/ Rate** | Average Outstanding Balance | Interest Earned/ Paid | Average Yield/ Rate | Average Outstanding Balance | Interest Earned/ Paid | Average Yield/ Rate |
| Interest-earning assets: | | | | | | | | | |
| Securities available for sale: | | | | | | | | | |
| Mortgage-backed and related securities | **$ 14,275** | **604** | **4.23%** | $ 25,546 | 1,098 | 4.30% | $ 42,117 | 1,813 | 4.30% |
| Other marketable securities | **73,329** | **737** | **1.01** | 113,927 | 1,451 | 1.27 | 112,573 | 2,023 | 1.80 |
| Loans held for sale | **3,257** | **103** | **3.17** | 2,200 | 87 | 3.95 | 2,561 | 117 | 4.57 |
| Loans receivable, net[1][2] | **503,668** | **29,154** | **5.79** | 608,826 | 36,689 | 6.03 | 740,324 | 44,131 | 5.96 |
| FHLB stock | **4,098** | **117** | **2.85** | 5,384 | 180 | 3.34 | 7,262 | 182 | 2.51 |
| Other, including cash equivalents | **46,495** | **101** | **0.22** | 35,426 | 36 | 0.10 | 18,626 | 4 | 0.02 |
| Total interest-earning assets | **$645,122** | **30,816** | **4.78** | $791,309 | 39,541 | 5.00 | $923,463 | 48,270 | 5.23 |
| Interest-bearing liabilities: | | | | | | | | | |
| NOW accounts | **$ 65,566** | **35** | **0.05%** | $ 72,734 | 57 | 0.08% | $ 96,248 | 110 | 0.11% |
| Passbooks | **40,139** | **67** | **0.16** | 37,048 | 57 | 0.15 | 32,929 | 45 | 0.14 |
| Money market accounts | **110,665** | **447** | **0.40** | 118,821 | 746 | 0.63 | 133,113 | 1,341 | 1.01 |
| Certificate accounts | **202,082** | **2,413** | **1.19** | 250,142 | 3,841 | 1.54 | 240,590 | 5,415 | 2.25 |
| Brokered deposits | **35,161** | **779** | **2.22** | 85,587 | 2,146 | 2.51 | 152,584 | 4,370 | 2.86 |
| FHLB advances and Federal Reserve borrowings | **70,000** | **3,398** | **4.85** | 92,604 | 4,288 | 4.63 | 131,480 | 5,978 | 4.55 |
| Other interest-bearing liabilities | **1,019** | **0** | **0.00** | 1,006 | 0 | 0.00 | 1,351 | 0 | 0.00 |
| Total interest-bearing liabilities | **$524,632** | | | $657,942 | | | $788,295 | | |
| Noninterest checking | **85,525** | | | 101,230 | | | 85,585 | | |
| Total interest-bearing liabilities and noninterest-bearing deposits | **$610,157** | **7,139** | **1.17%** | $759,172 | 11,135 | 1.47% | $873,880 | 17,259 | 1.98% |
| Net interest income | | **23,677** | | | 28,406 | | | 31,011 | |
| Net interest rate spread | | | **3.61%** | | | 3.53% | | | 3.26% |
| Net earning assets | **$ 34,965** | | | $ 32,137 | | | $ 49,583 | | |
| Net interest margin | | | **3.67%** | | | 3.59% | | | 3.36% |
| Average interest-earning assets to average interest-bearing liabilities and noninterest-bearing deposits | | **105.73%** | | | 104.23% | | | 105.67% | |

(1) Tax exempt income was not significant; therefore, the yield was not presented on a tax equivalent basis for any of the years presented. The tax-exempt income was $0.3 million for 2012, $0.4 million for 2011 and 2010.

(2) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserve.

Net interest margin increased to 3.67% in 2012 from 3.59% in 2011 primarily because the cost of interest-bearing liabilities decreased at a faster rate than the yield on interest-earning assets due to the lagging effect of deposit price changes in relation to loan price changes. Net interest margin was also positively impacted by a change in the deposit mix as a lower percentage of deposits were in higher priced advances and brokered certificates of deposits in 2012 when compared to 2011. Advances and brokered deposits decreased in 2012 as the proceeds from loan payoffs were used to pay off the outstanding advances and brokered deposits that matured during the year. Average net earning assets increased $2.9 million to $35.0 million in 2012 compared to $32.1 million for 2011. Net earning assets increased primarily because of the net income realized during 2012.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It quantifies the changes in interest income and interest expense related to changes in the average outstanding balances (volume) and those changes caused by fluctuating interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

| (Dollars in thousands) | 2012 vs. 2011 Increase (Decrease) Due to Volume[1] | 2012 vs. 2011 Increase (Decrease) Due to Rate[1] | Total Increase (Decrease) | 2011 vs. 2010 Increase (Decrease) Due to Volume[1] | 2011 vs. 2010 Increase (Decrease) Due to Rate[1] | Total Increase (Decrease) |
|---|---|---|---|---|---|---|
| Interest-earning assets: | | | | | | |
| Securities available for sale: | | | | | | |
| Mortgage-backed and related securities | **$ (485)** | **(9)** | **(494)** | (713) | (2) | (715) |
| Other marketable securities | **(517)** | **(197)** | **(714)** | 24 | (596) | (572) |
| Loans held for sale | **42** | **(26)** | **16** | (16) | (14) | (30) |
| Loans receivable, net | **(6,427)** | **(1,108)** | **(7,535)** | (7,706) | 265 | (7,441) |
| Cash equivalents | **11** | **54** | **65** | 4 | 27 | 31 |
| FHLB stock | **(43)** | **(20)** | **(63)** | (47) | 45 | (2) |
| Total interest-earning assets | **$(7,419)** | **(1,306)** | **(8,725)** | (8,454) | (275) | (8,729) |
| Interest-bearing liabilities: | | | | | | |
| NOW accounts | **$ (7)** | **(15)** | **(22)** | (37) | (16) | (53) |
| Passbooks | **5** | **5** | **10** | 6 | 6 | 12 |
| Money market accounts | **(44)** | **(254)** | **(298)** | (149) | (447) | (596) |
| Certificates | **(753)** | **(676)** | **(1,429)** | (216) | (1,358) | (1,574) |
| Brokered deposits | **(1,264)** | **(103)** | **(1,367)** | (1,918) | (305) | (2,223) |
| FHLB advances and Federal Reserve borrowings | **(1,047)** | **157** | **(890)** | (1,766) | 76 | (1,690) |
| Total interest-bearing liabilities | **(3,110)** | **(886)** | **(3,996)** | (4,080) | (2,044) | (6,124) |
| Increase (decrease) in net interest income | **$(4,309)** | **(420)** | **(4,729)** | (4,374) | 1,769 | (2,605) |

Year Ended December 31.

[1] For purposes of this table, changes attributable to both rate and volume which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates as of the date indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

| At December 31, 2012 | | | |
|---|---|---|---|
| Weighted average yield on: | | Weighted average rate on: | |
| Securities available for sale: | | NOW accounts | 0.02% |
| Mortgage-backed and related securities | 4.12% | Passbooks | 0.12 |
| Other marketable securities | 0.70 | Money market accounts | 0.33 |
| Loans held for sale | 3.14 | Certificates | 1.07 |
| Loans receivable, net | 5.89 | Federal Home Loan Bank advances | 4.77 |
| Federal Home Loan Bank stock | 2.80 | Combined weighted average rate on interest-bearing liabilities | 0.99 |
| Other interest-earnings assets | 0.23 | Interest rate spread | 3.49 |
| Combined weighted average yield on interest-earning assets | 4.48 | | |

### *Provision for Loan Losses*

The provision for loan losses was $2.5 million for the year ended December 31, 2012, a decrease of $14.8 million, from $17.3 million for the year ended December 31, 2011. The provision decreased between the periods primarily because there were fewer decreases in the estimated value of the underlying collateral supporting commercial real estate loans that required additional allowances or charge offs in 2012 when compared to 2011. The provision also decreased because of the $106 million decrease in the loan portfolio between the periods. Total non-performing assets were $40.6 million at December 31, 2012, a decrease of $10.0 million, or 19.8%, from $50.6 million at December 31, 2011. Non-performing loans decreased $4.0 million and foreclosed and repossessed assets decreased $6.0 million during 2012. The non-performing loan and foreclosed and repossessed asset activity for 2012 was as follows:

| *(Dollars in thousands)* | December 31, 2012 | 2011 |
|---|---|---|
| Non-performing loans: | | |
| Balance at beginning of year | **$ 33,993** | 68,074 |
| Classified as non-performing | **23,785** | 28,615 |
| Charge offs | **(9,317)** | (39,302) |
| Principal payments received | **(13,823)** | (9,552) |
| Classified as accruing | **(2,421)** | (5,249) |
| Transferred to real estate owned | **(2,242)** | (8,593) |
| Balance at end of year | **$ 29,975** | 33,993 |

| *(Dollars in thousands)* | December 31, 2012 | 2011 |
|---|---|---|
| Foreclosed and repossessed assets: | | |
| Balance at beginning of year | **$ 16,616** | 16,395 |
| Transferred from non-performing loans | **2,242** | 8,593 |
| Other foreclosures/repossessions | **117** | 138 |
| Real estate sold | **(7,558)** | (5,444) |
| Net (loss) gain on sale of assets | **(752)** | 407 |
| Write downs | **(70)** | (3,473) |
| Balance at end of year | **$ 10,595** | 16,616 |

Loans classified as non-performing during the year decreased $4.0 million, from $34.0 million in 2011 to $30.0 million in 2012. The decrease in loans classified as non-performing during 2012 reflects some stabilization of the value of the real estate collateral securing the loan portfolio which resulted in fewer loans being classified as non-performing. Principal payments received on non-performing loans during the year increased $4.2 million, from $9.6 million in 2011 to $13.8 million in 2012. The increase in the principal payments received on non-performing loans is primarily the result of some non-performing loans paying off during the year and also because of an increase in the regular loan payments received on non-performing loans that were applied to the principal balance of the loan during the year. The increase in regular loan payments being applied to the principal balance of the loan is the result of classifying certain commercial real estate loans that continued to make their regular monthly payments as non-performing. These loans were classified as non-performing because the cash flows from the financed project were not sufficient to support the required payments on the loans and the borrower continued to make the loan payments from other sources of cash.

The following table reflects the activity in the allowance for loan losses for 2012 and 2011.

| *(Dollars in thousands)* | 2012 | 2011 |
|---|---|---|
| Balance at January 1, | **$23,888** | 42,828 |
| Provision | **2,544** | 17,278 |
| Charge offs: | | |
| Commercial | **(2,464)** | (15,512) |
| Commercial real estate | **(5,719)** | (23,012) |
| Consumer | **(1,071)** | (270) |
| Single family mortgage | **(63)** | (508) |
| Recoveries | **4,493** | 3,084 |
| Balance at December 31, | **$21,608** | 23,888 |
| General allowance | **$16,795** | 17,255 |
| Specific allowance | **4,813** | 6,633 |
| | **$21,608** | 23,888 |

The allowance for loan losses and charge offs decreased in 2012 when compared to 2011 because of three factors. The first factor was the modification in the fourth quarter of 2011 of our charge off policy on non-performing loans, which required the charge off of previously established specific valuation allowances (SVAs). Previously, when a collateral-dependent loan was characterized as a loss, the Company typically established an SVA based on the estimated fair value of the underlying collateral, less any related selling costs and the actual charge off of the loan was not recorded until the foreclosure process was complete. The gross loan balance for these non-performing loans was reported as an outstanding loan with any associated SVAs included in the financial statements as part of the allowance for loan losses. Under the modified policy, which is also acceptable under Generally Accepted Accounting Principles, SVAs are generally no longer recognized and any losses on loans secured by real estate are charged off in the period the loans, or portion thereof, are deemed uncollectible. The second factor was that there were fewer decreases in the value of the underlying collateral supporting commercial real estate loans that required additional allowances or charge offs in 2012 when compared to 2011. The third factor was that the loan portfolio decreased $106 million between the periods which reduced the amount of the required allowance.

***Non-Interest Income***

Non-interest income was $9.0 million for the year ended December 31, 2012, an increase of $2.1 million, or 30.9%, from $6.9 million for the year ended December 31, 2011. The following table presents the components of non-interest income:

| | Year ended December 31, | | | Percentage Increase (Decrease) | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2012** | 2011 | 2010 | **2012/2011** | 2011/2010 |
| Fees and service charges | **$3,325** | 3,739 | 3,741 | **(11.1)%** | (0.1)% |
| Loan servicing fees | **964** | 987 | 1,067 | **(2.3)** | (7.5) |
| Gain on sales of loans | **3,574** | 1,656 | 1,987 | **115.8** | (16.7) |
| Gain on sale of branch office | **552** | 0 | 0 | **N/A** | N/A |
| Other non-interest income | **575** | 487 | 476 | **18.1** | 2.3 |
| Total non-interest income | **$8,990** | 6,869 | 7,271 | **30.9** | (5.5) |

Gains on sales of loans increased $1.9 million, or 115.8%, between the periods primarily because of an increase in single family loan originations and sales. Gain on sale of branch office increased $0.6 million as a result of the sale of the Toledo, Iowa branch in the first quarter of 2012. Fees and service charges decreased $0.4 million primarily because of a decrease in overdraft charges between the periods as a result of the sale of the Toledo, Iowa branch in the first quarter of 2012.

***Non-Interest Expense***

Non-interest expense was $24.7 million for the year ended December 31, 2012, a decrease of $4.9 million, or 16.5%, from $29.6 million for the same period in 2011. The following table presents the components of non-interest expense:

| | Year ended December 31, | | | Percentage Increase (Decrease) | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2012** | 2011 | 2010 | **2012/2011** | 2011/2010 |
| Compensation and benefits | **$12,452** | 13,553 | 13,516 | **(8.1)%** | 0.3% |
| Losses on real estate owned | **181** | 2,681 | 1,165 | **(93.2)** | 130.1 |
| Occupancy | **3,358** | 3,741 | 4,082 | **(10.2)** | (8.4) |
| Deposit insurance | **1,255** | 1,255 | 1,933 | **0.0** | (35.1) |
| Data processing | **1,332** | 1,221 | 1,040 | **9.1** | 17.4 |
| Other | **6,092** | 7,101 | 5,820 | **(14.2)** | 22.0 |
| Total non-interest expense | **$24,670** | 29,552 | 27,556 | **(16.5)** | 7.2 |

Losses on real estate owned decreased $2.5 million between the periods primarily because there were fewer losses realized on the sale of real estate and there were fewer write downs in the value of the real estate owned in 2012 when compared to 2011. Compensation and benefits expense decreased $1.1 million between the periods primarily as a result of having fewer employees and also because of a decrease in pension benefit costs. Other non-interest expenses decreased $1.0 million between the periods primarily because of a decrease in real estate taxes and legal fees related to other real estate owned. Occupancy expense decreased $0.4 million primarily because of a decrease in depreciation and other expenses as a result of having fewer branch facilities.

### *Income Taxes*

The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax assets and liabilities. Income tax expense was $0.1 million in 2012, an increase of $0.1 million from 2011 when no income tax expense was recorded. In the second quarter of 2010, the Company recorded a deferred tax asset valuation reserve against its entire deferred tax asset balance and the Company continued to maintain a valuation reserve against the entire deferred tax asset balance at December 31, 2012. Since the valuation reserve is established against the entire deferred tax asset balance, no regular income tax expense was recorded in 2012. The income tax expense that was recorded in 2012 relates to alternative minimum tax amounts that are due since only a portion of the outstanding net operating loss carry forwards can be used to offset current income under the current alternative minimum tax rules.

### *Net Income (Loss) Available to Common Shareholders*

Net income available to common shareholders was $3.5 million for the year ended December 31, 2012, an improvement of $16.9 million, from the net loss available to common shareholders of $13.4 million for 2011. Net income available to common shareholders increased primarily because of the change in net income (loss) between the periods.

On December 23, 2008, the Company sold 26,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A with a $1,000 liquidation preference and a related warrant to the United States Department of Treasury for $26.0 million as part of the TARP Capital Purchase Program. On February 8, 2013, Treasury sold the preferred stock to unaffiliated third party investors in a private transaction for $18.8 million. The preferred shares are entitled to a 5% annual cumulative dividend for each of the first five years of the investment, increasing to 9% thereafter, unless HMN redeems the shares. The cumulative preferred dividends payable is $325,000 each quarter for the first five years the preferred shares are outstanding and increases to $585,000 each quarter after that if the shares are not redeemed. The Company made all required dividend payments on the outstanding preferred stock in 2009 and 2010. The Company has deferred the last nine quarterly dividend payments, beginning with the February 15, 2011 dividend payment, on the preferred stock. The deferred dividend payments have been accrued for payment in the future and are being reported for the deferral period as a preferred dividend requirement that is deducted from income for financial statement purposes to arrive at the net income (loss) available to common shareholders. Under the terms of the certificate of designations for the preferred stock, dividend payments may be deferred, but the dividend is cumulative and compounds quarterly while unpaid. In addition, since the Company failed to pay dividends for six quarters, the holders of preferred stock have the right to appoint two representatives to the Company's board of directors.

Under the terms of the Company's and Bank's Supervisory Agreements with their federal banking regulators, neither the Company nor the Bank may declare or pay any cash dividends, or purchase or redeem any capital stock, without prior notice to, and consent of these regulators.

## Comparison of 2011 with 2010

The net loss was $11.6 million for 2011, an improvement of $17.4 million, from the $29.0 million loss for 2010. The net loss available to common shareholders was $13.4 million for the year ended December 31, 2011, an improvement of $17.4 million, from the net loss available to common shareholders of $30.8 million for 2010. Diluted loss per common share for the year ended December 31, 2011 was $3.47, an improvement of $4.70 from the $8.17 diluted loss per common share for the year ended December 31, 2010

Net interest income was $28.4 million for 2011, a decrease of $2.6 million, or 8.4%, from $31.0 million for 2010. Interest income was $39.5 million for 2011, a decrease of $8.8 million, or 18.1%, from $48.3 million for 2010. Interest income decreased between the periods primarily because of a $132 million decrease in the average interest-earning assets and a decrease in the average yields between the periods. Average interest-earning assets decreased between the periods primarily because of a decrease in the commercial loan portfolio, which occurred because of low loan demand and the Company's focus on improving credit quality, managing net interest margin and improving capital ratios. The average yield earned on interest-earning assets was 5.00% for the year ended December 31, 2011, a decrease of 23 basis points from the 5.23% average yield for 2010.

Interest expense was $11.1 million for the year ended December 31, 2011, a decrease of $6.2 million, or 35.5%, from $17.3 million for 2010. Interest expense decreased primarily because of a $115 million decrease in the average interest-bearing liabilities between the periods. The decrease in average interest-bearing liabilities is primarily the result of a decrease in the average outstanding borrowings and brokered deposits between the periods. The decrease in borrowings and brokered deposits between the periods was the result of using the proceeds from loan principal payments to fund maturing borrowings and brokered deposits. Interest expense also decreased because of the lower rates paid on retail money market accounts and certificates of deposits. The decreased rates were the result of the lower interest rate environment that existed during 2011. The average interest rate paid on interest-bearing liabilities was 1.47% for the year ended December 31, 2011, a decrease of 51 basis points from the 1.98% average rate paid for the same period of 2010. Net interest margin (net interest income divided by average interest-earning assets) was 3.59% for the year ended December 31, 2011, an increase of 23 basis points, from the 3.36% margin for 2010.

Net interest margin increased to 3.59% in 2011 from 3.36% in 2010 primarily because the cost of interest-bearing liabilities decreased at a faster rate than the yield on interest-earning assets due to the lagging effect of deposit price changes in relation to loan price changes. Net interest margin was also positively impacted by a change in the deposit mix as a lower percentage of deposits were in higher priced brokered certificates of deposits in 2011 when compared to 2010. Brokered deposits decreased in 2011 as the proceeds from loan payoffs were used to pay off the outstanding brokered deposits that matured during the year. Average net earning assets decreased $17.5 million to $32.1 million in 2011 compared to $49.6 million for 2010. Net earning assets decreased primarily because of increased loan charge offs during 2011.

The provision for loan losses was $17.3 million for the year ended December 31, 2011, a decrease of $16.1 million, from $33.4 million for the year ended December 31, 2010. The provision decreased between the periods primarily because fewer loan losses were recognized due to fewer write downs on non-performing real estate loans in 2011 when compared to 2010. The provision also decreased because of the $132 million decrease in the loan portfolio between the periods. Total non-performing assets were $50.6 million at December 31, 2011, a decrease of $33.9 million, or 40.0%, from $84.5 million at December 31, 2010. Non-performing loans decreased $34.1 million and foreclosed and repossessed assets increased $0.2 million during 2011. Loans classified as non-performing during the year decreased $34.1 million, from $68.1 million at December 31, 2010 to $34.0 million at December 31, 2011. The decrease in loans classified as non-performing reflects the decrease in additional loans being classified as non-performing as well as the Company's increased level of charge-offs.

The allowance for loan losses decreased and charge offs increased in 2011 when compared to 2010 due primarily to two factors. The first factor was the modification in the fourth quarter of 2011 of our charge off policy on non-performing loans, which required the charge off of previously established specific valuation allowances (SVAs). Previously, when a collateral-dependent loan was characterized as a loss, the Company typically established an SVA based on the estimated fair value of the underlying collateral, less any related selling costs and the actual charge off of the loan was not recorded until the foreclosure process was complete. The gross loan balance for these non-performing loans was reported as an outstanding loan with any associated SVAs included in the financial statements as part of the allowance for loan losses.

Under the modified policy, which is also acceptable under Generally Accepted Accounting Principles, SVAs are generally no longer recognized and any losses on loans secured by real estate are charged off in the period the loans, or portion thereof, are deemed uncollectible. All of these charge offs were previously included in the Company's loss history as part of the evaluation of the allowance for loan losses. Therefore, the additional charge offs did not affect the Company's provision for loan losses or net loss for the period. The second factor was that in certain instances the borrower's financial condition had deteriorated to the point that a charge off of the loan balance was warranted.

Non-interest income was $6.9 million for the year ended December 31, 2011, a decrease of $0.4 million, or 5.5%, from $7.3 million for the year ended December 31, 2010. Gain on sales of loans decreased $0.3 million between the periods primarily because of a decrease in the gains recognized on the sale of single family mortgage loans caused by a decrease in loan originations and sales between the periods. Loan servicing fees decreased $0.1 million between the periods due primarily to a decrease in the number of commercial loans that were being serviced for others.

Non-interest expense was $29.6 million for the year ended December 31, 2011, an increase of $2.0 million, or 7.2%, from $27.6 million for the same period in 2010. Losses on real estate owned increased $1.5 million between the periods primarily because of declines in the fair market value of other real estate. Other non-interest expenses increased $1.3 million primarily because of increased real estate taxes and legal fees related to other real estate owned. Data processing expense increased $0.2 million between the periods primarily because of a one time incentive that was received by the Company in the fourth quarter of 2010 when it changed its ATM and debit card vendor. Deposit insurance expense decreased $0.7 million between the periods primarily because of a change in the FDIC's insurance cost structure and also because of a decrease in assets between the periods. Occupancy expense decreased $0.3 million primarily because of a decrease in depreciation expense.

The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax assets and liabilities. Income tax expense decreased $6.3 million between the periods, from an expense of $6.3 million in 2010 to no expense in 2011. In the second quarter of 2010, the Company recorded a deferred tax asset valuation reserve against its entire deferred tax asset balance and the Company continued to maintain a valuation reserve against the entire deferred tax asset balance at December 31, 2011. Since the valuation reserve is established against the entire deferred tax asset balance, no income tax expense was recorded for 2011.

The net loss available to common shareholders was $13.4 million for the year ended December 31, 2011, an improvement of $17.4 million, from the net loss available to common shareholders of $30.8 million for 2010. The net loss available to common shareholders decreased primarily because of the decrease in the net loss between the periods.

## Financial Condition

### *Loans Receivable, Net*

The following table sets forth the information on the Company's loan portfolio in dollar amounts and percentages before deductions for deferred fees and discounts and allowances for losses as of the dates indicated:

| | December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2012** | | 2011 | | 2010 | | 2009 | | 2008 | |
| *(Dollars in thousands)* | **Amount** | **Percent** | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| Real Estate Loans: | | | | | | | | | | |
| One-to-four family | **$ 97,037** | **20.40%** | $119,066 | 20.52% | $128,535 | 18.14% | $144,631 | 17.54% | $161,989 | 17.51% |
| Multi-family | **11,756** | **2.47** | 35,517 | 6.12 | 48,266 | 6.81 | 59,266 | 7.18 | 29,292 | 3.17 |
| Commercial | **220,721** | **46.39** | 243,475 | 41.95 | 292,874 | 41.34 | 312,714 | 37.92 | 325,304 | 35.16 |
| Construction or development | **12,430** | **2.61** | 10,922 | 1.88 | 15,251 | 2.15 | 40,412 | 4.90 | 108,283 | 11.70 |
| Total real estate loans | **341,944** | **71.87** | 408,980 | 70.47 | 484,926 | 68.44 | 557,023 | 67.54 | 624,868 | 67.54 |
| Other Loans: | | | | | | | | | | |
| Consumer Loans: | | | | | | | | | | |
| Automobile | **623** | **0.13** | 404 | 0.07 | 604 | 0.08 | 902 | 0.11 | 1,333 | 0.14 |
| Home equity line | **36,521** | **7.68** | 41,429 | 7.14 | 44,933 | 6.34 | 50,369 | 6.11 | 52,243 | 5.65 |
| Home equity | **11,390** | **2.39** | 13,426 | 2.31 | 17,840 | 2.52 | 21,088 | 2.55 | 22,912 | 2.48 |
| Mobile home | **449** | **0.10** | 657 | 0.11 | 764 | 0.11 | 977 | 0.12 | 1,316 | 0.14 |
| Land/lot loans | **2,246** | **0.47** | 2,723 | 0.47 | 2,510 | 0.35 | 3,190 | 0.39 | 2,969 | 0.32 |
| Other | **2,746** | **0.58** | 3,522 | 0.61 | 3,952 | 0.56 | 5,689 | 0.69 | 5,828 | 0.63 |
| Total consumer loans | **53,975** | **11.35** | 62,161 | 10.71 | 70,603 | 9.96 | 82,215 | 9.97 | 86,601 | 9.36 |
| Commercial business loans | **79,854** | **16.78** | 109,259 | 18.82 | 153,039 | 21.60 | 185,525 | 22.49 | 213,775 | 23.10 |
| Total other loans | **133,829** | **28.13** | 171,420 | 29.53 | 223,642 | 31.56 | 267,740 | 32.46 | 300,376 | 32.46 |
| Total loans | **475,773** | **100.00%** | 580,400 | 100.00% | 708,568 | 100.00% | 824,763 | 100.00% | 925,244 | 100.00% |
| Less: | | | | | | | | | | |
| Unamortized discounts | **33** | | 93 | | 413 | | 177 | | 569 | |
| Net deferred loan fees | **87** | | 511 | | 1,086 | | 1,518 | | 2,529 | |
| Allowance for losses | **21,608** | | 23,888 | | 42,828 | | 23,812 | | 21,257 | |
| Total loans receivable, net | **$454,045** | | $555,908 | | $664,241 | | $799,256 | | $900,889 | |

In 2012, the Company continued to focus on improving credit quality, managing interest rate risk and improving capital ratios, which resulted in a decrease in outstanding loan balances. As a result of low loan demand and the reasons noted above, it is anticipated that the size of our overall loan portfolio will continue to decline in 2013. Furthermore, pursuant to the Bank Supervisory Agreement, the Bank may not increase its total assets during any quarter in excess of the amount of net interest credited on deposit liabilities during the prior quarter, without OCC approval.

The Company's commercial business and commercial real estate loan portfolios continue to be impacted by the low demand for real estate, particularly as it relates to single-family and commercial land developments as many of these loans were made to borrowers associated with the real estate industry. More stringent lending standards implemented by the mortgage industry in recent years have made it more difficult for some borrowers with marginal credit to qualify for a mortgage. This decrease in available credit and the overall weakness in the economy over the past several years has reduced the demand for single family homes and the values of existing properties and developments and is reflected in the $40.6 million of Company assets that were classified as non-performing at December 31, 2012. We continue to work to resolve the non-performing status of these assets in the most cost effective manner. Because cash flow is dependent, in many cases, on the sale of the properties, it will take some time to reduce some of the non-performing assets due to the limited demand for the properties.

One-to-four family real estate loans were $97.0 million at December 31, 2012, a decrease of $22.1 million, compared to $119.1 million at December 31, 2011. Mortgage loan refinance activity remained strong in 2012 due to the historically low mortgage rates experienced and almost all of the refinanced loans originated were sold into the secondary market and were not placed in the portfolio in order to manage the Company's interest rate risk position. The increase in the amount of mortgage loans refinanced and their subsequent sale was the primary reason for the decrease in the one-to-four family loan portfolio during 2012.

Multi-family real estate loans were $11.8 million at December 31, 2012, a decrease of $23.7 million, compared to $35.5 million at December 31, 2011. The decrease in multi-family real estate loans in 2012 is primarily the result of several multi-family loans being repaid or reclassified to other loan categories.

Commercial real estate loans were $220.7 million at December 31, 2012, a decrease of $22.8 million, compared to $243.5 million at December 31, 2011. Commercial business loans were $79.9 million at December 31, 2012, a decrease of $29.4 million, compared to $109.3 million at December 31, 2011. Decreased commercial loan demand and tighter underwriting and pricing guidelines resulted in a decrease in net commercial loan production and an increase in loan payoffs. Net commercial loan production, which is the funded principal amount retained by the Bank after deducting sold loan participations, was $20.6 million in 2012, compared to $49.1 million in 2011. Loan participations are sold in most cases in order to comply with lending limit restrictions and/or reduce loan concentrations. The decrease in net production along with the increase in loan payoffs were the primary reasons for the decrease in the commercial business and commercial real estate loan balances in 2012.

Construction or development loans were $12.4 million at December 31, 2012, an increase of $1.5 million, compared to $10.9 million at December 31, 2011. The increase is primarily the result of a $1.8 million increase in new single family construction loans.

Home equity line loans were $36.5 million at December 31, 2012, a decrease of $4.9 million, compared to $41.4 million at December 31, 2011. The open-end home equity lines are written with an adjustable rate and a 10 year draw period which requires interest only payments followed by a 10 year repayment period which fully amortizes the outstanding balance. Closed-end home equity loans are written with fixed or adjustable rates with terms up to 15 years. Home equity loans were $11.4 million at December 31, 2012, a decrease of $2.0 million, compared to $13.4 million at December 31, 2011. The decreases in the open and closed end equity loans are related primarily to a decrease in the originations of these types of loans and an increase in loan payoffs as a result of borrowers rolling these loan amounts into their first mortgages when they refinanced in 2012.

***Allowance for Loan Losses***

The determination of the allowance for loan losses and the related provision is a critical accounting policy of the Company that is subject to significant estimates, as previously discussed. The current level of the allowance for loan losses is a result of management's assessment of the risks within the portfolio based on the information obtained through the credit evaluation process. The Company utilizes a risk-rating system on non-homogenous commercial real estate and commercial business loans that includes regular credit reviews to identify and quantify the risk in the commercial portfolio. Management conducts quarterly reviews of the entire loan portfolio and evaluates the need to establish allowances on the basis of these reviews.

Management actively monitors asset quality and, when appropriate, charges off loans against the allowance for loan losses. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for loan losses.

The allowance for loan losses was $21.6 million, or 4.54% of gross loans at December 31, 2012, compared to $23.9 million, or 4.12% of gross loans at December 31, 2011. The allowance for loan losses decreased primarily because of the $104.6 million decrease in the loan portfolio between the periods. The allowance as a percentage of year end gross loan balances increased in 2012 due to an increase in classified loans coupled with a decrease in total gross loans.

The following table reflects the activity in the allowance for loan losses and selected statistics:

| (Dollars in thousands) | December 31, 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| Balance at beginning of year | **$23,888** | 42,828 | 23,812 | 21,257 | 12,438 |
| Provision for losses | **2,544** | 17,278 | 33,381 | 26,699 | 26,696 |
| Charge-offs: | | | | | |
| One-to-four family | **(63)** | (508) | (254) | (82) | (78) |
| Consumer | **(1,071)** | (270) | (907) | (1,980) | (612) |
| Commercial business | **(2,464)** | (15,512) | (7,006) | (9,421) | (13,784) |
| Commercial real estate | **(5,719)** | (23,012) | (7,095) | (13,548) | (3,454) |
| Recoveries | **4,493** | 3,084 | 897 | 887 | 51 |
| Net charge-offs | **(4,824)** | (36,218) | (14,365) | (24,144) | (17,877) |
| Balance at end of year | **$21,608** | 23,888 | 42,828 | 23,812 | 21,257 |
| Year end allowance for loan losses as a percent of year end gross loan balance | **4.54%** | 4.12% | 6.04% | 2.89% | 2.30% |
| Ratio of net loan charge-offs to average loans outstanding | **0.91** | 5.62 | 1.87 | 2.76 | 1.98 |

The following table reflects the allocation of the allowance for loan losses:

| | December 31, 2012 | | 2011 | | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Allocated Allowance as a % of Loan Category** | **Percent of Loans in Each Category to Total Loans** | Allocated Allowance as a % of Loan Category | Percent of Loans in Each Category to Total Loans | Allocated Allowance as a % of Loan Category | Percent of Loans in Each Category to Total Loans | Allocated Allowance as a % of Loan Category | Percent of Loans in Each Category to Total Loans | Allocated Allowance as a % of Loan Category | Percent of Loans in Each Category to Total Loans |
| One-to-four family | **2.91%** | **20.40%** | 3.12% | 20.52% | 1.67% | 18.14% | 0.69% | 17.54% | 1.75% | 17.51% |
| Commercial real estate | **5.55** | **51.47** | 4.70 | 49.95 | 6.90 | 50.30 | 3.47 | 50.00 | 2.83 | 50.03 |
| Consumer | **2.12** | **11.35** | 1.86 | 10.71 | 1.31 | 9.96 | 1.55 | 9.97 | 1.83 | 9.36 |
| Commercial business | **5.08** | **16.78** | 4.93 | 18.82 | 9.91 | 21.60 | 3.88 | 22.49 | 1.75 | 23.10 |
| Total | **4.54** | **100.00%** | 4.12 | 100.00% | 6.04 | 100.00% | 2.89 | 100.00% | 2.30 | 100.00% |

The allocated percentage for commercial real estate and commercial business loans increased in 2012 due primarily to the increase in general reserves as a result of an increase in classified loans coupled with a decrease in total loans. The allocation of the allowance for loan losses decreased in 2012 for one-to-four family loans due primarily to the decreases in the reserve percentages on certain risk rated loans in 2012 when compared to 2011. The allocation of the allowance for loan losses increased in 2012 for consumer loans due to an increase in the number of classified consumer loans.

### *Allowance for Real Estate Losses*

Real estate properties acquired or expected to be acquired through loan foreclosures are initially recorded at the lower of the related loan balance, or fair value less estimated selling costs. Management periodically performs valuations and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs. The balance in the allowance for real estate losses was $4.2 million at December 31, 2012 and $6.5 million at December 31, 2011.

### *Non-performing Assets*

Loans are reviewed at least quarterly and any loan whose collectability is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan. Restructured loans include the Bank's troubled debt restructurings that involved forgiving a portion of interest or principal or making loans at a rate materially less than the market rate to borrowers whose financial condition had deteriorated. Foreclosed and repossessed assets include assets acquired in settlement of loans. Total non-performing assets were $40.6 million at December 31, 2012, a decrease of $10.0 million from $50.6 million at December 31, 2011. Non-performing loans decreased $4.0 million and foreclosed and repossessed assets decreased $6.0 million during 2012. The decrease in non-performing loans is primarily due to principal payments received and charge-offs recorded in 2012 on non-performing loans. The following table sets forth the amounts and categories of non-performing assets in the Company's portfolio:

| *(Dollars in thousands)* | December 31, | | | | |
|---|---|---|---|---|---|
| | **2012** | 2011 | 2010 | 2009 | 2008 |
| Non-performing loans: | | | | | |
| One-to-four family | **$ 2,492** | 4,435 | 4,844 | 2,132 | 7,251 |
| Commercial real estate | **25,543** | 22,658 | 36,737 | 37,122 | 46,953 |
| Consumer | **300** | 699 | 224 | 4,086 | 5,298 |
| Commercial business | **1,640** | 6,201 | 26,269 | 17,787 | 4,671 |
| Total | **29,975** | 33,993 | 68,074 | 61,127 | 64,173 |
| Other assets | **0** | 0 | 0 | 0 | 25 |
| Foreclosed and repossessed assets: | | | | | |
| One-to-four family | **1,595** | 352 | 972 | 1,011 | 258 |
| Commercial real estate | **9,000** | 16,264 | 15,409 | 15,246 | 10,300 |
| Consumer | **0** | 0 | 14 | 5 | 0 |
| Total | **10,595** | 16,616 | 16,395 | 16,262 | 10,558 |
| Total non-performing assets | **$40,570** | $50,609 | $84,469 | $77,389 | $74,756 |
| Total as a percentage of total assets | **6.21%** | 6.40% | 9.59% | 7.47% | 6.53% |
| Total non-performing loans | **$29,975** | $33,993 | $68,074 | $61,127 | $64,173 |
| Total as a percentage of total loans receivable, net | **6.60%** | 6.10% | 10.25% | 7.65% | 7.12% |
| Allowance for loan losses to non-performing loans | **72.09%** | 70.27% | 62.91% | 38.95% | 33.12% |

Gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $2.4 million for 2012, $3.2 million for 2011, and $5.0 million for 2010. The amounts that were included in interest income on a cash basis for these loans were $0.5 million, $0.7 million, and $1.3 million, respectively.

The following table summarizes the number and property types of commercial real estate loans that were non-performing (the largest category of non-performing loans) at December 31, 2012, 2011 and 2010.

| *(Dollars in thousands)* Property Type | **# of Relationships** | **Principal Amount of Loans at December 31, 2012** | # of Relationships | Principal Amount of Loans at December 31, 2011 | # of Relationships | Principal Amount of Loans at December 31, 2010 |
|---|---|---|---|---|---|---|
| Developments/land | **9** | **$24,339** | 10 | $17,465 | 9 | $23,661 |
| Single family homes | **0** | **0** | 0 | 0 | 3 | 2,673 |
| Alternative fuel plants | **0** | **0** | 0 | 0 | 1 | 4,994 |
| Shopping centers/retail | **2** | **386** | 2 | 1,315 | 3 | 1,099 |
| Restaurants/bar | **1** | **547** | 1 | 616 | 1 | 635 |
| Office building | **2** | **128** | 1 | 2,325 | 1 | 3,675 |
| Other buildings | **1** | **143** | 3 | 937 | 0 | 0 |
| | **15** | **$25,543** | 17 | $22,658 | 18 | $36,737 |

The Company had allocated reserves established against the above commercial real estate loans of $2.4 million, $2.9 million, and $13.3 million, respectively, at December 31, 2012, 2011, and 2010.

The following table summarizes the number of lending relationships and the industry of commercial business loans that were non-performing for the years ended December 31, 2012, 2011 and 2010.

| *(Dollars in thousands)* Industry Type | **# of Relationships** | **Principal Amount of Loans at December 31, 2012** | # of Relationships | Principal Amount of Loans at December 31, 2011 | # of Relationships | Principal Amount of Loans at December 31, 2010 |
|---|---|---|---|---|---|---|
| Residential/development | **6** | **$1,074** | 6 | $2,061 | 6 | $ 9,148 |
| Retail | **2** | **239** | 1 | 82 | 1 | 2,504 |
| Banking/finance | **0** | **0** | 1 | 1,149 | 3 | 8,471 |
| Utilities | **0** | **0** | 1 | 2,792 | 1 | 4,614 |
| Restaurant | **1** | **129** | 0 | 0 | 4 | 1,217 |
| Other | **3** | **198** | 3 | 117 | 1 | 315 |
| | **12** | **$1,640** | 12 | $6,201 | 16 | $26,269 |

The Company had allocated reserves established against the above commercial business loans of $1.0 million, $1.5 million, and $10.7 million, respectively, at December 31, 2012, 2011, and 2010.

At December 31, 2012, 2011, and 2010, there were loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring totaling $33.1 million, $29.2 million, and $19.3 million, respectively. For the loans that were restructured in 2012, $5.7 million were unclassified and performing and $13.7 million were non-performing at December 31. The increase in troubled debt restructurings in 2012 relates primarily to multiple loans to finance a commercial real estate development totaling $9.1 million. The restructurings included reducing loan rates and restructuring repayment schedules to improve the borrower's cash flow. Additional collateral was also obtained for some loans. Of the loans that were modified in 2012, $14.0 million related to commercial real estate loans and the remaining modifications related to single family, consumer and commercial loans. Of the loans that were modified in 2011, $11.6 million related to commercial real estate loans and the remaining modifications related to single family, consumer and commercial loans. Of the loans that were modified in 2010, $14.9 million related to commercial real estate loans and the remaining modifications related to single family, consumer, and commercial loans. Some of these loans were not classified as non-performing as it is anticipated that the borrowers will be able to make all of the required principal and interest payments under the modified terms of the loan.

In addition to the troubled debt restructurings and the non-performing loans set forth in the table above of all non-performing assets, as of December 31, 2012, there were two other potential problem loan relationships. Potential problem loans are loans that are not in non-performing status, however, there are circumstances present to create doubt as to the ability of the borrower to comply with present repayment terms.

The decision of management to include performing loans in potential problem loans does not necessarily mean that the Company expects losses to occur but that management recognized a higher degree of risk associated with these loans. The level of potential problem loans is another predominant factor in determining the relative level of the allowance for loan losses. The two loan relationships that have been reported as potential problem loans at December 31, 2012 are a $1.4 million loan for a retail commercial development and a $0.2 million loan for a manufacturing business. The two loan relationships reported as potential problem loans at December 31, 2011 were a $3.8 million loan to a financial institution and a group of loans totaling $5.0 million to a residential developer. At December 31, 2010, potential problem loans were a $6.0 million land development loan and a group of commercial loans to a related borrower totaling $0.5 million.

Pursuant to the Bank Supervisory Agreement, the Bank has submitted a problem asset reduction plan to the OCC.

**Liquidity and Capital Resources**

The Company manages its liquidity position so that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity or sale of the asset. Liability liquidity is the ability of the Bank to attract retail, internet or brokered deposits or to borrow funds from third parties such as the Federal Home Loan Bank (FHLB) or the Federal Reserve Bank (FRB).

The primary investing activities are the origination of loans and the purchase of securities. Principal and interest payments on loans and securities along with the proceeds from the sale of loans held for sale are the primary sources of cash for the Company. Additional cash can be obtained by selling securities from the available for sale portfolio or by selling loans or mortgage servicing rights. Unpledged securities could also be pledged and used as collateral for additional borrowings with the FHLB or FRB to generate additional cash.

The primary financing activity is the attraction of retail and internet deposits. The Bank has the ability to borrow additional funds from the FHLB or FRB by pledging additional securities or loans, subject to applicable borrowing base and collateral requirements. Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on additional advances that could be drawn based upon existing collateral levels with the FHLB and the FRB. Information on outstanding advance maturities and related early call features is also included in Note 11.

The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the operating, financing and investing activities during any given period.

Cash and cash equivalents at December 31, 2012 were $83.7 million, an increase of $15.9 million, compared to $67.8 million at December 31, 2011. Net cash provided by operating activities during 2012 was $16.8 million. The Company conducted the following major investing activities during 2012: principal payments and maturity proceeds received on securities available for sale and FHLB stock were $117.9 million, purchases of securities available for sale and FHLB stock were $78.1 million, proceeds from the sale of premises and other real estate were $7.5 million, and loans receivable decreased $89.6 million. The Company disbursed $37.0 million related to the sale of a branch during 2012 and spent $0.3 million for the purchase of equipment and updating its premises. Net cash provided by investing activities during 2012 was $99.7 million. The Company conducted the following major financing activities during 2012: customer escrows decreased $0.1 million and deposits decreased $100.6 million. Net cash used by financing activities was $100.7 million.

The Company has certificates of deposit with outstanding balances of $122.2 million that mature during 2013, of which $8.4 million were obtained from brokers. Based upon past experience, management anticipates that the majority of the deposits will renew for another term, with the exception of the brokered deposits that are not anticipated to renew due to management's desire to reduce the amount of outstanding brokered deposits. In addition, based on regulatory directive, the Bank may not renew existing brokered deposits, or accept new brokered deposits without the prior consent of the OCC. The Company believes that deposits that do not renew will be repaid with the proceeds from loan principal payments or replaced with a combination of other customers' deposits, FHLB advances or FRB borrowings. Proceeds from the sale of securities could also be used to fund unanticipated outflows of deposits.

The Company has deposits of $28.0 million in checking and money market accounts of customers that have relationship balances greater than $5 million. While these funds may be withdrawn at any time, management anticipates that the majority of these deposits will remain on deposit with the Bank over the next twelve months based on past experience. If these deposits are withdrawn, it is anticipated that they would be funded with available cash or replaced with FHLB advances, FRB borrowings or deposits from other customers.

The Company has $70.0 million in FHLB advances that mature in 2013 and no advances with maturities beyond 2013. It is not anticipated that the Bank will need to find alternative funding sources in 2013 to replace the outstanding FHLB advances as they are anticipated to be repaid through available cash balances and the proceeds from loan payoffs. The credit policy of the FHLB relating to the collateral value of the loans collateralizing the outstanding advances with the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change. If this were to happen, the Bank may not have additional collateral to pledge to secure the existing advances and the Bank may have to find alternative funding sources to replace some of the FHLB advances maturing in 2013. The FHLB could also reduce the amount of funds it will lend to the Bank. If this were to happen, excess collateral currently pledged to the FHLB could be pledged to the FRB and the Bank could borrow additional funds from the FRB based on the increased collateral levels or obtain additional deposits, if needed.

Under the Company Supervisory Agreement, the Company may not incur or issue any debt without prior notice to, and the consent of, the FRB. Because FHLB advances are debt of the Bank, they are not affected by the Company's restriction on incurring debt.

The Company's primary source of cash in recent years has been a portion of the proceeds from the Company's December 2008 issuance of preferred stock. Historically, dividends from the Bank have been the Company's primary source of cash. The Bank is restricted under the Bank Supervisory Agreement from paying dividends to the Company without obtaining prior regulatory approval. The Bank has not paid a dividend to the Company since the third quarter of 2008. At December 31, 2012, the Company had $1.0 million in cash and other assets that could readily be turned into cash. The Company anticipates that its liquidity requirements for 2013 will be similar to the liquidity requirements in 2012 with the exception that no branch sale is anticipated in 2013. The Company's primary use of cash is the payment of expenses and dividends on the Company's outstanding preferred stock. The amount of the dividend on the preferred stock accumulates at the rate of $325,000 per quarter through February 14, 2014 and $585,000 per quarter thereafter, if the shares of preferred stock are not redeemed or repurchased. The Company has deferred the last nine quarterly dividend payments, beginning with the February 15, 2011 dividend payment. The deferred dividend payments have been accrued for payment in the future and are being reported for the deferral period as a preferred dividend requirement that is deducted from income for financial statement purposes to arrive at the net income (loss) available to common shareholders. Under the terms of the certificate of designations for the preferred stock, dividend payments may be deferred, but the dividend is cumulative and compounds quarterly while unpaid. In addition, since the Company failed to pay dividends for six quarters, the holders of preferred stock have the right to appoint two representatives to the Company's board of directors. At February 15, 2013, accrued and unpaid dividends (including applicable compounding) aggregated $3.1 million.

***Contractual Obligations and Commercial Commitments***

The Company has certain obligations and commitments to make future payments under existing contracts. At December 31, 2012, the aggregate contractual obligations (excluding bank deposits) and commercial commitments were as follows:

| (Dollars in thousands) | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
| Contractual Obligations: | | | | | |
| Total borrowings | $70,000 | 70,000 | 0 | 0 | 0 |
| Annual rental commitments under non-cancellable operating leases | 3,049 | 810 | 1,615 | 624 | 0 |
| | $73,049 | 70,810 | 1,615 | 624 | 0 |
| | Amount of Commitments -Expiring by Period | | | | |
| Other Commercial Commitments: | | | | | |
| Commercial lines of credit | $25,848 | 21,200 | 4,302 | 346 | 0 |
| Commitments to lend | 5,282 | 3,867 | 96 | 531 | 788 |
| Standby letters of credit | 1,910 | 1,844 | 66 | 0 | 0 |
| | $33,040 | 26,911 | 4,464 | 877 | 788 |

***Regulatory Capital Requirements***

As a result of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), banking and thrift regulators are required to take prompt regulatory action against institutions which are undercapitalized. FDICIA requires banking and thrift regulators to categorize institutions as "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized". A savings institution will be deemed to be well capitalized if it: (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 (core) risk-based capital ratio of 6% or greater, (iii) has a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive by the OCC to meet and maintain a specific capital level for any capital measure. Refer to Note 16 of the Notes to Consolidated Financial Statements for a table which reflects the Bank's capital compared to these capital requirements.

As required by the Company Supervisory Agreement, the Company submitted an updated two-year capital plan in January 2013 that the FRB may make comments upon, and to which it may require revisions. The Company must operate within the parameters of the capital plan and is required to monitor and submit periodic reports on its compliance with the plan. In addition, the OCC has established an individual minimum capital requirement (IMCR) for the Bank. An IMCR requires a bank to establish and maintain levels of capital greater than those generally required for a bank to be classified as "well-capitalized." Effective December 31, 2011, the Bank was required to establish, and subsequently maintain, core capital at least equal to 8.5% of adjusted total assets, which was in excess of the Bank's 7.14% core capital to adjusted total assets ratio at December 31, 2011. In February 2012, the Bank received a notice from the OCC arising out of its failure to establish and maintain its IMCR of 8.5% core capital to adjusted total assets at December 31, 2011. In April 2012, the Bank submitted to the OCC a written capital plan of how it would maintain its IMCR and a contingency plan in the event the IMCR was not maintained through the Bank's primary plan. As a result of a decrease in assets and improved financial results, the Bank's core capital to adjusted total assets ratio improved to 9.68% at December 31, 2012.

Management believes that, as of December 31, 2012, the Bank's capital ratios were in excess of those quantitative capital ratio standards set forth under the prompt corrective action regulations and the IMCR as described above. However, there can be no assurance that the Bank will continue to maintain such status in the future. The OCC has extensive discretion in its supervisory and enforcement activities, and can adjust the requirement to be "well-capitalized" in the future.

In order to improve its capital ratios and maintain compliance with its IMCR, the Bank is, among other things, working to improve its financial results, reduce non-performing assets, and decrease the asset size of the Bank. These actions have resulted, and may result in changes in the Bank's assets, liabilities and earnings, some of which may be material, during the period in which the action is taken or is consummated or over a longer period of time.

The Company also serves as a source of capital, liquidity and financial support to the Bank. Depending upon the operating performance of the Bank, the need for continued compliance with the Bank and Company Supervisory Agreements and the Bank IMCR and the Company's other liquidity and capital needs, including expenses and accumulating and unpaid dividends on the Company's preferred stock, the stated rate of which increases from 5% to 9% per annum, compounding quarterly, in February 2014, the Company may find it prudent subject to prevailing capital market conditions and other factors, or be required by supervising bank regulators, to raise additional capital through issuance of its common stock or other equity securities. In addition to the requirements of the Supervisory Agreements and the IMCR, regulators have placed increasing emphasis on the amount of common equity as a component of core bank capital, and proposed capital regulations (described below) incorporating specific levels of common equity capital. Regulations would also require regulatory capital to meet required levels on a consolidated basis. Additional capital would also potentially permit the Company to return to a strategy of growing Bank assets. Depending on circumstances, if it were to raise capital, the Company may deploy it to the Bank for general banking purposes, or may retain some or all capital at the holding company level.

If the Company raises capital through the issuance of additional shares of common stock or other equity securities, it could dilute the ownership interests of existing stockholders and, given our current common stock trading price, would be expected to dilute the per share book value of the Company's common stock, could dilute the Company's earnings per share and could result in a change of control of the Company and the Bank. New investors may also have rights, preferences and privileges senior to the Company's current stockholders, which may adversely impact the Company's current stockholders. The Company's ability to raise additional capital through the issuance of equity securities, if deemed prudent or required, will depend on, among other factors, conditions in the capital markets at that time, which are outside of its control, and on the Company's financial performance. Accordingly, the Company may not be able to raise additional capital, if deemed prudent or needed, on favorable economic terms, or other terms acceptable to it. If the Company or the Bank cannot satisfactorily address their respective capital needs as they arise, the Company's ability to maintain or expand its operations, to meet its capital plan, maintain compliance with the Supervisory Agreements and the core capital ratio in the Bank IMCR, to limit or reverse the accumulation of unpaid preferred stock dividends, and to operate without additional regulatory or other restrictions, and its operating results, could be materially adversely affected.

The capital requirements of the Company and the Bank may be affected in the future by regulatory changes proposed in June 2012 by the FRB, the FDIC and the OCC to establish an integrated regulatory capital framework for implementing the Basel Committee on Banking Supervision's Basel III regulatory capital reforms and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The proposals would, among other things, apply a strengthened set of capital requirements to both the Bank and the Company and revise the rules for calculating risk-weighted assets for purposes of such requirements. These federal agencies have received comments on the proposed rules but have not issued final rules, so the details and the timetable for implementation of these rules remain uncertain. See "Item 1 — Business — Regulation and Supervision" in our Form 10-K for the fiscal year ended December 31, 2012 for additional information on these proposed regulatory capital rules.

***Dividends***

The declaration of dividends is subject to, among other things, the Company's financial condition and results of operations, the Bank's compliance with its regulatory capital requirements, tax considerations, industry standards, economic conditions, outstanding Supervisory Agreements and other regulatory restrictions, general business practices and other factors. Under the Bank Supervisory Agreement, no dividends can be declared or paid by the Bank to the Company without prior regulatory approval. The payment of dividends by the Company is dependent upon the Company having adequate cash or other assets that can be converted to cash to pay dividends to its stockholders. The Company suspended the dividend payments to common stockholders in the fourth quarter of 2008 due to the net operating loss experienced and the challenging economic environment. In addition, the Company's outstanding preferred stock bears a stated dividend rate, which accumulates at the rate of $325,000 per quarter through February 14, 2014 and $585,000 per quarter thereafter. The Company has deferred the past nine regular quarterly cash dividends on the preferred stock issued as part of the TARP Capital Purchase Program. Under the terms of the certificate of designations for the preferred stock, dividend payments may be deferred, but the dividend is cumulative and, compounds quarterly while unpaid. In addition, if the Company fails to pay dividends for six quarters, whether or not consecutive, the holders of the preferred stock have the right to appoint two representatives to the Company's board of directors. Further, while preferred stock dividends are in arrears ($3.1 million at February 15, 2013), no dividend may be paid on common stock of the Company. Under the terms of the Company's Supervisory Agreement, the Company may not declare or pay any cash dividends, or purchase or redeem any capital stock, without prior notice to, and consent of, the Federal Reserve Board. In light of these restrictions and its limited cash resources, it is not anticipated that the Company will pay a cash dividend on any class of capital stock in 2013.

**Impact of Inflation and Changing Prices**

The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

**New Accounting Pronouncements**

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-03, *Transfers and Servicing (Topic 860), Reconsideration of Effective Control for Repurchase Agreements. Topic 860, Transfers and Servicing,* which prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred assets. The amendments in this ASU removed from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this ASU. This ASU was effective for the first interim or annual period beginning on or after December 15, 2011 and was applied prospectively to transactions or modification of existing transactions that occur on or after the effective date. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this ASU change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements in order to improve consistency in wording between U.S. GAAP and IFRS. This ASU was effective for interim or annual period beginning on or after December 15, 2011. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements other than to change the disclosures relating to fair value measurements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220), Presentation of*

*Comprehensive Income.* Previously, U.S. GAAP allowed reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. The first two options were to present this information in a single continuous statement of comprehensive income or in two separate but consecutive statements. The third option, which was used by the Company, was to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This ASU eliminated the third option and therefore the Company had to adopt one of the two remaining methods for presentation. This ASU was effective for fiscal years, and interim periods beginning after December 15, 2011. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements other than to change the presentation of other comprehensive income as discussed above.

In September 2011, the FASB issued ASU 2011-09, *Compensation — Retirement Benefits — Multiemployer Plans (Subtopic 715-80).* The amendments in this ASU required additional disclosures about an employer's participation in a multiemployer plan. For public entities, such as HMN, this ASU was effective for annual periods for fiscal years ending after December 15, 2011. The adoption of this ASU in the fourth quarter of 2011 did not have a material impact on the Company's consolidated financial statements. The presentation of the additional disclosures relating to the multiemployer retirement plan (sponsored by the Financial Institutions Retirement Fund (FIRF)) in which the Company participates is included in Note 13 of this report.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210).* The objective of this ASU is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of rights of setoff associated with an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU in the first quarter of 2013 is not expected to have any impact on the Company's consolidated financial statements as it had no outstanding rights of setoff.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220).* The amendments in this ASU supersede certain pending paragraphs in ASU 2011-5, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU 2011-05 are not affected by this ASU, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements other than to change the presentation of other comprehensive income as discussed above.

In December 2012, the FASB issued for public comment its proposal to improve financial reporting about expected credit losses on loans and other financial assets held by banks, financial institutions and other public and private organizations. The proposed ASU, *Financial Instruments – Credit Losses,* proposes a new accounting model intended to require more timely recognition of credit losses, while also providing additional transparency about credit risk. Stakeholders have been asked to review and provide comments to the FASB on the proposal by April 30, 2013.

In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210).* The objective of this ASU is to clarify that the scope of ASU 2011-11, *Balance Sheet (Topic 210),* applies to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. This ASU is the final version of proposed ASU 2011-11, *Balance Sheet (Topic 210)* which has been deleted. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU in the first quarter of 2013 is not anticipated to have any impact on the Company's consolidated financial statements as it currently has no outstanding rights of setoff.

In February 2013, the FASB issued ASU 2013-02, *Other Comprehensive Income (Topic 220)*. The amendments in the ASU supersede and replace the presentation requirements of reclassifications out of accumulated other comprehensive income in ASU's 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this ASU in the first quarter of 2013 is not anticipated to have a material impact on the Company's consolidated financial statements.

## Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company monitors the projected changes in net interest income that occur if interest rates were to suddenly change up or down. The *Rate Shock Table* located in the Asset/Liability Management section of this Management's Discussion and Analysis discloses the Company's projected changes in net interest income based upon immediate interest rate changes called rate shocks.

The Company utilizes a model that uses the discounted cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities under different interest rate changes.

The following table discloses the projected changes in market value to the Company's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2012.

| *(Dollars in thousands)* | Market Value | | | |
|---|---|---|---|---|
| Basis point change in interest rates | -100 | 0 | +100 | +200 |
| Total market-risk sensitive assets | $646,548 | 659,425 | 650,734 | 639,419 |
| Total market-risk sensitive liabilities | 596,139 | 574,810 | 559,102 | 543,069 |
| Off-balance sheet financial instruments | (537) | 0 | (186) | (315) |
| Net market risk | $ 50,946 | 84,615 | 91,818 | 96,665 |
| Percentage change from current market value | (39.79)% | 0.00% | 8.51% | 14.24% |

The preceding table was prepared utilizing the following assumptions (the Model Assumptions) regarding prepayment and decay ratios that were determined by management based upon their review of historical prepayment speeds and future prepayment projections. Fixed rate loans were assumed to prepay at annual rates of between 4% and 58%, depending on the note rate and the period to maturity. Adjustable rate mortgages (ARMs) were assumed to prepay at annual rates of between 18% and 100%, depending on the note rate and the period to maturity. Mortgage-backed securities and Collateralized Mortgage Obligations (CMOs) were projected to have prepayments based upon the underlying collateral securing the instrument and the related cash flow priority of the CMO tranche owned. Certificate accounts were assumed not to be withdrawn until maturity. Passbook and money market accounts were assumed to decay at annual rates of 13% and 9%, respectively. Non-interest checking and NOW accounts were both assumed to decay at an annual rate of 6%. Commercial non-interest checking was assumed to decay at an annual rate of 13%. Commercial NOW and MMDA accounts were assumed to decay at annual rates of 13% and 16%, respectively. FHLB advances were projected to be called at the first call date where the projected interest rate on similar remaining term advances exceeded the interest rate on the callable advance. Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on call provisions of the FHLB advances.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest index with a similar term to maturity (the interest spread) will remain constant over the interest changes disclosed in the table. Changes in interest spread could impact projected market value changes. Certain assets, such as ARMs, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets that are approaching their lifetime interest rate caps or floors could be different from the values calculated in the table. Certain liabilities, such as certificates of deposit, have fixed rates that restrict interest rate changes until maturity. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial sustained increase in interest rates.

***Asset/Liability Management***

The Company's management reviews the impact that changing interest rates will have on the net interest income projected for the twelve months following December 31, 2012 to determine if its current level of interest rate risk is acceptable. The following table projects the estimated impact on net interest income during the 12 month period ending December 31, 2013 of immediate interest rate changes called rate shocks:

Rate Shock Table

*(Dollars in thousands)*

| Rate Shock in Basis Points | Net Interest Change | Percent Change |
|---|---|---|
| +200 | $ 2,531 | 12.74% |
| +100 | 1,286 | 6.48 |
| 0 | 0 | 0.00 |
| -100 | (1,704) | (8.58) |

The preceding table was prepared utilizing the Model Assumptions. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income. The increase in interest income in a rising rate environment is because there are more adjustable rate loans that would reprice to higher interest rates in the next twelve months than there are certificates of deposit that would reprice.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. The Company has an Asset/Liability Committee that meets frequently to discuss changes made to the interest rate risk position and projected profitability. The Committee makes adjustments to the asset-liability position of the Bank that are reviewed by the Board of Directors of the Bank. This Committee also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

In managing its asset/liability mix, the Bank may, at times, depending on the relationship between long and short-term interest rates, market conditions and consumer preference, place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, in certain situations, provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to manage its interest rate risk and has taken a number of steps to restructure its balance sheet in order to better match the maturities of its assets and liabilities. In the past, more fixed rate loans were placed into the single family loan portfolio. In 2012, the Bank has primarily focused its fixed rate one-to-four family residential lending program on loans that are saleable to third parties and generally placed only those fixed rate loans that met certain risk characteristics into its loan portfolio. The Bank's commercial loan production continued to be primarily in adjustable rate loans with minimum interest rate floors; however, more of these loans were structured to reprice every one, two, or three years.

**Off-Balance Sheet Arrangements**

The Company has no off-balance sheet arrangements other than commitments to originate and sell loans in the ordinary course of business which are more fully discussed in Note 17 of the Notes to Consolidated Financial Statements.

## CONSOLIDATED BALANCE SHEETS

| *December 31 (Dollars in thousands)* | **2012** | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | **$ 83,660** | 67,840 |
| Securities available for sale: | | |
| Mortgage-backed and related securities (amortized cost $9,825 and $19,586) | **10,421** | 20,645 |
| Other marketable securities (amortized cost $75,759 and $105,700) | **75,470** | 105,469 |
| | **85,891** | 126,114 |
| Loans held for sale | **2,584** | 3,709 |
| Loans receivable, net | **454,045** | 555,908 |
| Accrued interest receivable | **2,018** | 2,449 |
| Real estate, net | **10,595** | 16,616 |
| Federal Home Loan Bank stock, at cost | **4,063** | 4,222 |
| Mortgage servicing rights, net | **1,732** | 1,485 |
| Premises and equipment, net | **7,173** | 7,967 |
| Prepaid expenses and other assets | **1,566** | 2,262 |
| Assets held for sale | **0** | 1,583 |
| Total assets | **$653,327** | 790,155 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deposits | **$514,951** | 620,128 |
| Deposits held for sale | **0** | 36,048 |
| Federal Home Loan Bank advances and Federal Reserve borrowings | **70,000** | 70,000 |
| Accrued interest payable | **247** | 780 |
| Customer escrows | **830** | 933 |
| Accrued expenses and other liabilities | **6,465** | 5,205 |
| Total liabilities | **592,493** | 733,094 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Serial preferred stock: ($.01 par value) Authorized 500,000 shares; issued shares 26,000 | **25,336** | 24,780 |
| Common stock ($.01 par value): Authorized 11,000,000; issued shares 9,128,662 | **91** | 91 |
| Additional paid-in capital | **51,795** | 53,462 |
| Retained earnings, subject to certain restrictions | **47,004** | 42,983 |
| Accumulated other comprehensive income (loss) | **(49)** | 471 |
| Unearned employee stock ownership plan shares | **(2,997)** | (3,191) |
| Treasury stock, at cost 4,705,073 and 4,740,711 shares | **(60,346)** | (61,535) |
| Total stockholders' equity | **60,834** | 57,061 |
| Total liabilities and stockholders' equity | **$653,327** | 790,155 |

*See accompanying notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

| Years ended December 31 *(Dollars in thousands)* | **2012** | 2011 | 2010 |
|---|---|---|---|
| Interest income: | | | |
| Loans receivable | **$29,257** | 36,776 | 44,248 |
| Securities available for sale: | | | |
| Mortgage-backed and related | **604** | 1,098 | 1,813 |
| Other marketable | **737** | 1,451 | 2,023 |
| Cash equivalents | **101** | 36 | 4 |
| Other | **117** | 180 | 182 |
| Total interest income | **30,816** | 39,541 | 48,270 |
| Interest expense: | | | |
| Deposits | **3,741** | 6,847 | 11,281 |
| Federal Home Loan Bank advances | **3,398** | 4,288 | 5,978 |
| Total interest expense | **7,139** | 11,135 | 17,259 |
| Net interest income | **23,677** | 28,406 | 31,011 |
| Provision for loan losses | **2,544** | 17,278 | 33,381 |
| Net interest income (loss) after provision for loan losses | **21,133** | 11,128 | (2,370) |
| Non-interest income: | | | |
| Fees and service charges | **3,325** | 3,739 | 3,741 |
| Loan servicing fees | **964** | 987 | 1,067 |
| Gain on sales of loans | **3,574** | 1,656 | 1,987 |
| Gain on sale of branch office | **552** | 0 | 0 |
| Other | **575** | 487 | 476 |
| Total non-interest income | **8,990** | 6,869 | 7,271 |
| Non-interest expense: | | | |
| Compensation and benefits | **12,452** | 13,553 | 13,516 |
| Losses on real estate owned | **181** | 2,681 | 1,165 |
| Occupancy | **3,358** | 3,741 | 4,082 |
| Deposit insurance | **1,255** | 1,255 | 1,933 |
| Data processing | **1,332** | 1,221 | 1,040 |
| Other | **6,092** | 7,101 | 5,820 |
| Total noninterest expense | **24,670** | 29,552 | 27,556 |
| Income (loss) before income tax expense | **5,453** | (11,555) | (22,655) |
| Income tax expense | **132** | 0 | 6,323 |
| Net income (loss) | **5,321** | (11,555) | (28,978) |
| Preferred stock dividends and discount | **(1,861)** | (1,821) | (1,784) |
| Net income (loss) available to common stockholders | **$ 3,460** | (13,376) | (30,762) |
| Other comprehensive loss, net of tax | **(520)** | (70) | (689) |
| Comprehensive income (loss) attributable to common shareholders | **$ 2,940** | (13,446) | (31,451) |
| Basic earnings (loss) per common share | **$ 0.88** | (3.47) | (8.17) |
| Diluted earnings (loss) per common share | **$ 0.86** | (3.47) | (8.17) |

*See accompanying notes to consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| *(Dollars in thousands)* | Preferred Stock | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Unearned Employee Stock Ownership Plan | Treasury Stock | Total Stock-holders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2009 | $23,785 | 91 | 58,576 | 86,115 | 1,230 | (3,577) | (66,282) | 99,938 |
| Net loss | | | | (28,978) | | | | (28,978) |
| Other comprehensive loss | | | | | (689) | | | (689) |
| Preferred stock discount amortization | 479 | | (479) | | | | | 0 |
| Stock compensation expense | | | 63 | | | | | 63 |
| Unearned compensation restricted stock awards | | | (2,237) | | | | 2,237 | 0 |
| Restricted stock awards forfeited | | | 178 | | | | (178) | 0 |
| Restricted stock awards dividend forfeited | | | | 1 | | | | 1 |
| Amortization of restricted stock awards | | | 370 | | | | | 370 |
| Preferred stock dividends | | | | (1,300) | | | | (1,300) |
| Earned employee stock ownership plan shares | | | (51) | | | 193 | | 142 |
| Balance, December 31, 2010 | $24,264 | 91 | 56,420 | 55,838 | 541 | (3,384) | (64,223) | 69,547 |
| Net loss | | | | (11,555) | | | | (11,555) |
| Other comprehensive loss | | | | | (70) | | | (70) |
| Preferred stock discount amortization | 516 | | (516) | | | | | 0 |
| Stock compensation expense | | | 29 | | | | | 29 |
| Unearned compensation restricted stock awards | | | (2,700) | | | | 2,700 | 0 |
| Restricted stock awards forfeited | | | 12 | | | | (12) | 0 |
| Amortization of restricted stock awards | | | 298 | | | | | 298 |
| Preferred stock dividends accrued | | | | (1,300) | | | | (1,300) |
| Earned employee stock ownership plan shares | | | (81) | | | 193 | | 112 |
| Balance, December 31, 2011 | $24,780 | 91 | 53,462 | 42,983 | 471 | (3,191) | (61,535) | 57,061 |
| **Net income** | | | | **5,321** | | | | **5,321** |
| **Other comprehensive loss** | | | | | **(520)** | | | **(520)** |
| **Preferred stock discount amortization** | **556** | | **(556)** | | | | | **0** |
| **Stock compensation expense** | | | **7** | | | | | **7** |
| **Unearned compensation restricted stock awards** | | | **(1,199)** | | | | **1,199** | **0** |
| **Restricted stock awards forfeited** | | | **10** | | | | **(10)** | **0** |
| **Amortization of restricted stock awards** | | | **233** | | | | | **233** |
| **Preferred stock dividends accrued** | | | | **(1,300)** | | | | **(1,300)** |
| **Earned employee stock ownership plan shares** | | | **(162)** | | | **194** | | **32** |
| **Balance, December 31, 2012** | **$25,336** | **91** | **51,795** | **47,004** | **(49)** | **(2,997)** | **(60,346)** | **60,834** |

*See accompanying notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| Years ended December 31 *(Dollars in thousands)* | **2012** | 2011 | 2010 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | **$ 5,321** | (11,555) | (28,978) |
| Adjustments to reconcile net income (loss) to cash provided by operating activities: | | | |
| Provision for loan losses | **2,544** | 17,278 | 33,381 |
| Depreciation | **1,091** | 1,267 | 1,593 |
| Amortization of premiums, net | **98** | 297 | 571 |
| Amortization of deferred loan fees | **(528)** | (465) | (319) |
| Amortization of mortgage servicing rights | **732** | 562 | 482 |
| Capitalized mortgage servicing rights | **(979)** | (461) | (753) |
| Deferred income tax expense | **0** | 0 | 12,043 |
| Loss on sales of real estate and premises | **181** | 2,681 | 1,165 |
| Gain on sales of loans | **(3,574)** | (1,656) | (1,987) |
| Proceeds from sales of loans held for sale | **131,494** | 64,890 | 90,797 |
| Disbursements on loans held for sale | **(118,661)** | (58,588) | (85,384) |
| Amortization of restricted stock awards | **233** | 298 | 370 |
| Amortization of unearned ESOP shares | **194** | 193 | 193 |
| Earned ESOP shares priced below original cost | **(162)** | (81) | (51) |
| Stock option compensation expense | **7** | 29 | 63 |
| Gain on sale of branch office | **(552)** | 0 | 0 |
| Decrease in accrued interest receivable | **431** | 862 | 713 |
| Decrease in accrued interest payable | **(533)** | (312) | (1,016) |
| Decrease in other assets | **696** | 1,342 | 3,084 |
| Increase (decrease) in other liabilities | **(1,776)** | 380 | (774) |
| Other, net | **580** | 379 | 362 |
| Net cash provided by operating activities | **16,837** | 17,340 | 25,555 |
| Cash flows from investing activities: | | | |
| Principal collected on securities available for sale | **9,770** | 12,466 | 19,820 |
| Proceeds collected on maturity of securities available for sale | **108,000** | 156,900 | 115,000 |
| Purchases of securities available for sale | **(78,072)** | (144,051) | (128,059) |
| Purchase of Federal Home Loan Bank stock | **0** | (17) | (2,420) |
| Redemption of Federal Home Loan Bank stock | **159** | 2,538 | 2,963 |
| Proceeds from sales of real estate and premises | **7,503** | 5,440 | 14,532 |
| Net decrease in loans receivable | **89,591** | 76,114 | 82,591 |
| Payment on sale of branch office | **(36,981)** | 0 | 0 |
| Purchases of premises and equipment | **(295)** | (201) | (292) |
| Net cash provided by investing activities | **99,675** | 109,189 | 104,135 |
| Cash flows from financing activities: | | | |
| Decrease in deposits | **(100,591)** | (27,285) | (113,218) |
| Dividends paid to preferred stockholders | **0** | 0 | (1,300) |
| Proceeds from borrowings | **1** | 10,002 | 87,000 |
| Repayment of borrowings | **(1)** | (62,502) | (97,000) |
| Increase (decrease) in customer escrows | **(101)** | 115 | (609) |
| Net cash used by financing activities | **(100,692)** | (79,670) | (125,127) |
| Increase in cash and cash equivalents | **15,820** | 46,859 | 4,563 |
| Cash and cash equivalents, beginning of year | **67,840** | 20,981 | 16,418 |
| Cash and cash equivalents, end of year | **$ 83,660** | 67,840 | 20,981 |
| Supplemental cash flow disclosures: | | | |
| Cash paid for interest | **$ 7,672** | 11,447 | 18,275 |
| Cash paid for income taxes | **60** | 0 | 39 |
| Supplemental noncash flow disclosures: | | | |
| Loans transferred to loans held for sale | **8,196** | 5,509 | 3,195 |
| Transfer of loans to real estate | **2,225** | 8,732 | 16,167 |
| Assets transferred to assets held for sale | **0** | 1,583 | 0 |
| Deposits transferred to deposits held for sale | **0** | 36,048 | 0 |

*See accompanying notes to consolidated financial statements.*

## NOTE 1 Description of the Business and Summary of Significant Accounting Policies

HMN Financial, Inc. (HMN or the Company) is a stock savings bank holding company that owns 100 percent of Home Federal Savings Bank (the Bank). The Bank has a community banking philosophy and operates retail banking and loan production facilities in Minnesota and Iowa. The Bank has one wholly owned subsidiary, Osterud Insurance Agency, Inc. (OIA), which offers financial planning products and services. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC), which is currently not actively engaged in any activities.

The consolidated financial statements included herein are for HMN, SFC, the Bank and OIA. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company evaluated subsequent events through the filing date of our annual 10-K with the Securities and Exchange Commission on March 11, 2013.

***Use of Estimates*** In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

An estimate that is particularly susceptible to change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is appropriate to cover probable losses inherent in the portfolio at the date of the balance sheet. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

***Cash and Cash Equivalents*** The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

***Securities*** Securities are accounted for according to their purpose and holding period. The Company classifies its debt and equity securities in one of three categories:

*Trading Securities* Securities held principally for resale in the near term are classified as trading securities and are recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

*Securities Held to Maturity* Securities that the Company has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities held to maturity reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

*Securities Available for Sale* Securities available for sale consist of securities not classified as trading securities or as securities held to maturity. They include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risk, or similar factors. Unrealized gains and losses, net of income taxes, are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method and recognized on the trade date. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities available for sale reflecting a decline in value judged to be other than temporary are charged to income and a new cost basis is established.

Management monitors the investment security portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves analyzing the length of time and extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the Company's intent and ability to hold the investment for a period of time sufficient to recover the temporary loss, including determining whether it is more-likely-than-not that the Company will be required to sell the security prior to recovery. To the extent it is determined that a security is deemed to be other-than-temporarily impaired, an impairment loss is recognized.

***Loans Held for Sale*** Mortgage loans originated or purchased which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net fees and costs associated with acquiring or originating loans held for sale are deferred and included in the basis of the loan in determining the gain or loss on the sale of the loans. Gains on the sale of loans are recognized on the settlement date. Net unrealized losses are recognized through a valuation allowance by charges to income.

***Loans Receivable, net*** Loans receivable, net are carried at amortized cost. Loan origination fees received, net of certain loan origination costs, are deferred as an adjustment to the carrying value of the related loans, and are amortized into income using the interest method over the estimated life of the loans.

Premiums and discounts on purchased loans are amortized into interest income using the interest method over the period to contractual maturity, adjusted for estimated prepayments.

The allowance for loan losses is maintained at an amount considered to be appropriate by management to provide for probable losses inherent in the loan portfolio as of the balance sheet dates. The allowance for loan losses is based on a quarterly analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences which include loan impairment, changes in the size of the portfolios, general economic conditions, demand for single family homes, demand for commercial real estate and building lots, loan portfolio composition and historical loss experience. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties or other collateral securing delinquent loans. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require an allowance. Loans are charged off to the extent they are deemed to be uncollectible. The appropriateness of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known.

Interest income is recognized on an accrual basis except when collectability is in doubt. When loans are placed on a non-accrual basis, generally when the loan is 90 days past due, previously accrued but unpaid interest is reversed from income. If the ultimate collectability of a loan is in doubt and the loan is placed in nonaccrual status, the cost recovery method is used and cash collected is applied to first reduce the principal outstanding. Generally, the Company returns a loan to accrual status when all delinquent interest and principal becomes current under the terms of the loan agreement and collectability of remaining principal and interest is no longer doubtful.

All impaired loans are valued at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-dependent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the value of the impaired loan is less than the recorded investment in the loan, the impaired amount is charged off. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include all loans which are on non-accrual, delinquent as to principal and interest for 90 days or greater or restructured in a troubled debt restructuring involving a modification of terms. All non-accruing loans are reviewed for impairment on an individual basis.

Included in loans receivable, net, are certain loans that have been modified in order to maximize collection of the loan balances. The Company evaluates all loan modifications and if the Company, for legal or economic reasons related to the borrower's financial difficulties, grants a concession compared to the original terms and conditions of the loan that the Company would not otherwise consider, the modified loan is considered a troubled debt restructuring (TDR) and classified as an impaired loan. If the TDR loan was performing (accruing) prior to the modification, it typically will remain accruing after the modification as long as it continues to perform according to the modified terms. If the TDR loan was non-performing (non-accruing) prior to the modification, it will remain non-accruing after the modification for a minimum of six months. If the loan performs according to the modified terms for a minimum of six months, it typically will be returned to accruing status. In general, there are two conditions in which a TDR loan is no longer considered to be a TDR and potentially not classified as impaired. The first condition is whether the loan is refinanced with terms that reflect normal terms for the type of credit involved. The second condition is whether the loan is repaid or charged off.

***Mortgage Servicing Rights*** Mortgage servicing rights are capitalized at fair value and amortized in proportion to, and over the period of, estimated net servicing income. The Company evaluates its capitalized mortgage servicing rights for impairment each quarter. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. Any impairment is recognized through a valuation allowance.

***Real Estate, net*** Real estate acquired through loan foreclosure is initially recorded at the lower of the related loan balance or the fair value less estimated selling costs. Valuations are reviewed quarterly by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs.

***Premises and Equipment*** Land is carried at cost. Office buildings, improvements, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of 5 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

***Assets and Deposits Held for Sale*** In the fourth quarter of 2011, the Bank entered into a definitive purchase and assumption agreement to sell certain assets and the deposits of its Toledo, Iowa branch. Until the consummation of the sale, which was completed in the first quarter of 2012, these assets and deposits were reported as held for sale and carried at the lower of their cost basis or estimated fair market value.

***Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*** The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

***Stock Based Compensation*** The Company recognizes the grant-date fair value of stock option and restricted stock awards issued as compensation expense, amortized over the vesting period.

***Employee Stock Ownership Plan (ESOP)*** The Company has an ESOP that borrowed funds from the Company and purchased shares of HMN common stock. The Company makes quarterly principal and interest payments on the ESOP loan. As the debt is repaid, ESOP shares that were pledged as collateral for the debt are released from collateral and allocated to eligible employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with ASC 718, *Employers' Accounting for Employee Stock Ownership Plans*. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

***Income Taxes*** Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax asset is subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence regarding the ultimate realizability of deferred tax assets.

***Preferred Stock Dividends and Discount*** The proceeds received from the preferred stock and warrant issued to the U.S. Treasury were allocated between the preferred stock and the warrant based on their relative fair values at the time of issuance in accordance with the requirements of ASC 470, *Accounting for Convertible Debt Issued with Stock Purchase Warrants.* Because of the increasing rate dividend feature of the preferred shares, the discount on the warrant is amortized using the constant effective yield method over the five year period preceding the scheduled rate increase on the preferred stock in accordance with the requirements of ASC 505.

***Earnings (Loss) per Share*** Basic earnings (loss) per common share excludes dilution and is computed by dividing the income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Options and restricted stock awards are excluded from the earnings (loss) per share calculation when a net loss is incurred as their inclusion in the calculation would be anti-dilutive and result in a lower loss per common share.

***Comprehensive Income (Loss)*** Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income (loss) is the total of net income (loss) and other comprehensive income (loss), which for the Company is comprised of unrealized gains and losses on securities available for sale.

***Segment Information*** The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that are used by the chief operating decision maker are reported for that segment.

***New Accounting Pronouncements*** In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing (Topic 860), Reconsideration of Effective Control for Repurchase Agreements. Topic 860, Transfers and Servicing,* which prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred assets. The amendments in this ASU removed from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this ASU. This ASU was effective for the first interim or annual period beginning on or after December 15, 2011 and was applied prospectively to transactions or modification of existing transactions that occur on or after the effective date. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this ASU change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements in order to improve consistency in wording between U.S. GAAP and IFRS. This ASU was effective for interim or annual period beginning on or after December 15, 2011. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements other than to change the disclosures relating to fair value measurements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220), Presentation of*

*Comprehensive Income.* Previously, U.S. GAAP allowed reporting entities three alternatives for presenting other comprehensive income and its components in financial statements. The first two options were to present this information in a single continuous statement of comprehensive income or in two separate but consecutive statements. The third option, which was used by the Company, was to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This ASU eliminated the third option and therefore the Company had to adopt one of the two remaining methods for presentation. This ASU was effective for fiscal years, and interim periods beginning after December 15, 2011. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements other than to change the presentation of other comprehensive income as discussed above.

In September 2011, the FASB issued ASU 2011-09, *Compensation — Retirement Benefits — Multiemployer Plans (Subtopic 715-80).* The amendments in this ASU required additional disclosures about an employer's participation in a multiemployer plan. For public entities, such as HMN, this ASU was effective for annual periods for fiscal years ending after December 15, 2011. The adoption of this ASU in the fourth quarter of 2011 did not have a material impact on the Company's consolidated financial statements. The presentation of the additional disclosures relating to the multiemployer retirement plan (sponsored by the Financial Institutions Retirement Fund (FIRF)) in which the Company participates is included in Note 13 of this report.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210).* The objective of this ASU is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of rights of setoff associated with an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this ASU. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU in the first quarter of 2013 is not expected to have any impact on the Company's consolidated financial statements as it had no outstanding rights of setoff.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220).* The amendments in this ASU supersede certain pending paragraphs in ASU 2011-5, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU 2011-05 are not affected by this ASU, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. The adoption of this ASU in the first quarter of 2012 did not have a material impact on the Company's consolidated financial statements other than to change the presentation of other comprehensive income as discussed above.

In December 2012, the FASB issued for public comment its proposal to improve financial reporting about expected credit losses on loans and other financial assets held by banks, financial institutions and other public and private organizations. The proposed ASU, *Financial Instruments — Credit Losses*, proposes a new accounting model intended to require more timely recognition of credit losses, while also providing additional transparency about credit risk. Stakeholders have been asked to review and provide comments to the FASB on the proposal by April 30, 2013.

In January 2013, the FASB issued ASU 2013-01, *Balance Sheet (Topic 210).* The objective of this ASU is to clarify that the scope of ASU 2011-11, *Balance Sheet (Topic 210)*, applies to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement. This ASU is the final version of proposed ASU 2011-11, *Balance Sheet (Topic 210)* which has been deleted. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this ASU in the first quarter of 2013 is not anticipated to have any impact on the Company's consolidated financial statements as it currently has no outstanding rights of setoff.

In February 2013, the FASB issued ASU 2013-02, *Other Comprehensive Income (Topic 220)*. The amendments in the ASU supersede and replace the presentation requirements of reclassifications out of accumulated other comprehensive income in ASU's 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this ASU in the first quarter of 2013 is not anticipated to have a material impact on the Company's consolidated financial statements.

***Derivative Financial Instruments*** The Company uses derivative financial instruments in order to manage the interest rate risk on residential loans held for sale and its commitments to extend credit for residential loans. The Company may also from time to time use interest rate swaps to manage interest rate risk. Derivative financial instruments include commitments to extend credit and forward mortgage loan sales commitments.

## NOTE 2 Other Comprehensive Loss

The components of other comprehensive loss and the related tax effects were as follows:

| | For the years ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2012** | | | 2011 | | | 2010 | | |
| *(Dollars in thousands)* Securities available for sale: | **Before Tax** | **Tax Effect** | **Net of Tax** | Before Tax | Tax Effect | Net of Tax | Before Tax | Tax Effect | Net of Tax |
| Gross unrealized losses arising during the period | **$(520)** | **0** | **(520)** | (70) | 0 | (70) | (1,142) | (453) | (689) |
| Less reclassification of net gains included in net income (loss) | **0** | **0** | **0** | 0 | 0 | 0 | 0 | 0 | 0 |
| Net unrealized losses arising during the period | **(520)** | **0** | **(520)** | (70) | 0 | (70) | (1,142) | (453) | (689) |
| Other comprehensive loss | **$(520)** | **0** | **(520)** | (70) | 0 | (70) | (1,142) | (453) | (689) |

## NOTE 3 Securities Available for Sale

A summary of securities available for sale at December 31, 2012 and 2011 is as follows:

| *(Dollars in thousands)* | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
|---|---|---|---|---|
| **December 31, 2012** | | | | |
| **Mortgage-backed securities:** | | | | |
| **FHLMC** | **$ 5,669** | **294** | **0** | **5,963** |
| **FNMA** | **4,076** | **301** | **0** | **4,377** |
| **Collateralized mortgage obligations:** | | | | |
| **FNMA** | **80** | **1** | **0** | **81** |
| | **9,825** | **596** | **0** | **10,421** |
| **Other marketable securities:** | | | | |
| **U.S. Government agency obligations** | **75,059** | **170** | **(4)** | **75,225** |
| **Corporate preferred stock** | **700** | **0** | **(455)** | **245** |
| | **75,759** | **170** | **(459)** | **75,470** |
| | **$ 85,584** | **766** | **(459)** | **85,891** |
| December 31, 2011 | | | | |
| Mortgage-backed securities: | | | | |
| FHLMC | $ 11,310 | 553 | 0 | 11,863 |
| FNMA | 7,670 | 499 | 0 | 8,169 |
| Collateralized mortgage obligations: | | | | |
| FHLMC | 335 | 4 | 0 | 339 |
| FNMA | 271 | 3 | 0 | 274 |
| | 19,586 | 1,059 | 0 | 20,645 |
| Other marketable securities: | | | | |
| U.S. Government agency obligations | 105,000 | 294 | 0 | 105,294 |
| Corporate preferred stock | 700 | 0 | (525) | 175 |
| | 105,700 | 294 | (525) | 105,469 |
| | $125,286 | 1,353 | (525) | 126,114 |

The Company did not hold any investments in European sovereign debt as of December 31, 2012 or December 31, 2011.

The Company did not sell any available for sale securities and did not recognize any gains or losses on investments in 2012, 2011, or 2010.

The following table presents amortized cost and estimated fair value of securities available for sale at December 31, 2012 based upon contractual maturity adjusted for scheduled repayments of principal and projected prepayments of principal based upon current economic conditions and interest rates. Actual maturities may differ from the maturities in the following table because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

| *(Dollars in thousands)* | Amortized Cost | Fair Value |
|---|---|---|
| Due less than one year | $65,519 | 66,007 |
| Due after one year through five years | 19,279 | 19,548 |
| Due after five years through ten years | 86 | 91 |
| Due after ten years | 700 | 245 |
| Total | $85,584 | 85,891 |

The allocation of mortgage-backed securities and collateralized mortgage obligations in the table above is based upon the anticipated future cash flow of the securities using estimated mortgage prepayment speeds.

The following table shows the gross unrealized losses and fair values for the securities available for sale portfolio aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

| | Less Than Twelve Months | | | Twelve Months or More | | | Total | |
|---|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | # of Investments | Fair Value | Unrealized Losses | # of Investments | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **December 31, 2012** | | | | | | | | |
| **Other marketable securities:** | | | | | | | | |
| **U.S. Government agency obligations** | **1** | **$4,996** | **(4)** | **0** | **$ 0** | **0** | **$4,996** | **(4)** |
| **Corporate preferred stock** | **0** | **0** | **0** | **1** | **245** | **(455)** | **245** | **(455)** |
| **Total temporarily impaired securities** | **1** | **$4,996** | **(4)** | **1** | **$245** | **(455)** | **$5,241** | **(459)** |
| December 31, 2011 | | | | | | | | |
| Other marketable securities: | | | | | | | | |
| Corporate preferred stock | 0 | 0 | 0 | 1 | 175 | (525) | 175 | (525) |
| Total temporarily impaired securities | 0 | $ 0 | 0 | 1 | $175 | (525) | $ 175 | (525) |

We review our investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the market liquidity for the investment, the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer, and our intent and ability to hold the investment for a period of time sufficient to recover the temporary loss. The unrealized losses on U. S. Government agency obligations are the result of changes in interest rates. The unrealized losses reported for corporate preferred stock at December 31, 2012 relates to a single trust preferred security that was issued by the holding company of a small community bank. Typical of most trust preferred issuances, the issuer has the ability to defer interest payments for up to five years with interest payable on the deferred balance. In October 2009, the issuer elected to defer its scheduled interest payments as allowed by the terms of the security agreement. The issuer's subsidiary bank has incurred operating losses over the past several years due to increased provisions for loan losses but still met the regulatory requirements to be considered "well capitalized" based on its most recent regulatory filing in 2012. Based on a review of the issuer, it was determined that the trust preferred security was not other-than-temporarily impaired at December 31, 2012. The Company does not intend to sell the preferred stock and has the intent and ability to hold it for a period of time sufficient to recover the temporary loss. Management believes that the Company will receive all principal and interest payments contractually due on the security and that the decrease in the market value is primarily due to a lack of liquidity in the market for trust preferred securities and the deferral of interest by the issuer. Management will continue to monitor the credit risk of the issuer and may be required to recognize other-than-temporary impairment charges on this security in future periods.

## NOTE 4 Loans Receivable, Net

A summary of loans receivable at December 31 is as follows:

| *(Dollars in thousands)* | **2012** | 2011 |
|---|---|---|
| Residential real estate loans: | | |
| 1-4 family conventional | **$ 96,512** | 118,524 |
| 1-4 family FHA | **479** | 494 |
| 1-4 family VA | **46** | 48 |
| | **97,037** | 119,066 |
| Commercial real estate: | | |
| Lodging | **31,020** | 31,905 |
| Retail/office | **66,159** | 80,436 |
| Nursing home/health care | **22,205** | 6,455 |
| Land developments | **36,691** | 45,197 |
| Golf courses | **7,193** | 8,326 |
| Restaurant/bar/café | **3,057** | 3,102 |
| Alternative fuel plants | **13,911** | 18,882 |
| Warehouse | **7,570** | 16,555 |
| Construction: | | |
| 1-4 family builder | **6,659** | 4,926 |
| Multi family | **3,811** | 1,156 |
| Commercial real estate | **1,960** | 4,840 |
| Manufacturing | **11,196** | 8,557 |
| Churches/community service | **3,731** | 6,058 |
| Multi family | **11,756** | 35,517 |
| Other | **17,988** | 18,002 |
| | **244,907** | 289,914 |
| Consumer: | | |
| Autos | **623** | 404 |
| Home equity line | **36,521** | 41,429 |
| Home equity | **11,390** | 13,426 |
| Consumer — secured | **1,184** | 1,409 |
| Land/lot loans | **2,246** | 2,723 |
| Savings | **220** | 576 |
| Mobile home | **449** | 657 |
| Consumer — unsecured | **1,342** | 1,537 |
| | **53,975** | 62,161 |
| Commercial business | **79,854** | 109,259 |
| Total loans | **475,773** | 580,400 |
| Less: | | |
| Unamortized discounts | **33** | 93 |
| Net deferred loan fees | **87** | 511 |
| Allowance for loan losses | **21,608** | 23,888 |
| Total loans receivable, net | **$454,045** | 555,908 |
| Commitments to originate or purchase loans | **$ 5,392** | 5,925 |
| Commitments to deliver loans to secondary market | **$ 7,046** | 7,263 |
| Weighted average contractual rate of loans in portfolio | **5.01%** | 5.52% |

Included in total commitments to originate or purchase loans are fixed rate loans aggregating $5.4 million and $5.9 million as of December 31, 2012 and 2011, respectively. The interest rates on these loan commitments ranged from 2.50% to 5.50% at December 31, 2012 and from 3.00% to 6.79% at December 31, 2011.

The aggregate amounts of loans to executive officers and directors of the Company was $3.1 million, $4.0 million and $4.1 million at December 31, 2012, 2011 and 2010. During 2012, repayments on loans to executive officers and directors were $54,000, new loans to executive officers and directors totaled $198,000, sales of executive officer and director loans were $198,000 and net loans removed from the executive officer listing due to change in status of the officer or loan were $943,000. During 2011, repayments on loans to executive officers and directors were $86,000, new loans to executive officers and directors totaled $666,000 and sales of executive officer and director loans were $416,000. During 2010, the only activity was $12,000 in repayments on loans to executive officers and directors. All loans were made in the ordinary course of business on normal credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectability or present other unfavorable features.

At December 31, 2012, 2011, and 2010, the Company was servicing loans for others with aggregate unpaid principal balances of approximately $428.2 million, $417.4 million, and $508.0 million, respectively.

The Company originates residential, commercial real estate and other loans primarily in Minnesota and Iowa. At December 31, 2012 and 2011, the Company had in its portfolio single-family and multi-family residential loans located in the following states:

| | **2012** | | 2011 | |
|---|---|---|---|---|
| *(Dollars in thousands)* | **Amount** | **Percent of Total** | Amount | Percent of Total |
| Iowa | **$ 4,503** | **4.6%** | $ 4,664 | 3.9% |
| Minnesota | **88,364** | **91.1** | 109,632 | 92.1 |
| Wisconsin | **2,319** | **2.4** | 2,130 | 1.8 |
| Other states | **1,851** | **1.9** | 2,640 | 2.2 |
| Total | **$97,037** | **100.0%** | $119,066 | 100.0% |

*Amounts under one million dollars in both years are included in "Other states".*

At December 31, 2012 and 2011, the Company had in its portfolio commercial real estate loans located in the following states:

| *(Dollars in thousands)* | **2012** | | 2011 | |
|---|---|---|---|---|
| | **Amount** | **Percent of Total** | Amount | Percent of Total |
| California | **$ 253** | **0.1%** | $ 4,943 | 1.7% |
| Florida | **4,458** | **1.8** | 2,792 | 1.0 |
| Idaho | **4,348** | **1.8** | 4,423 | 1.5 |
| Indiana | **6,461** | **2.7** | 7,206 | 2.5 |
| Iowa | **2,732** | **1.1** | 6,139 | 2.1 |
| Kansas | **1,014** | **0.4** | 1,036 | 0.4 |
| Minnesota | **209,935** | **85.7** | 244,798 | 84.4 |
| North Carolina | **7,161** | **2.9** | 7,075 | 2.4 |
| Utah | **0** | **0.0** | 1,324 | 0.5 |
| Wisconsin | **8,091** | **3.3** | 8,413 | 2.9 |
| Other states | **454** | **0.2** | 1,765 | 0.6 |
| Total | **$244,907** | **100.0%** | $289,914 | 100.0% |

*Amounts under one million dollars in both years are included in "Other states".*

## NOTE 5 Allowance for Loan Losses and Credit Quality Information

The allowance for loan losses is summarized as follows:

| *(Dollars in thousands)* | 1-4 Family | Commercial Real Estate | Consumer | Commercial Business | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2009 | $ 1,000 | 14,329 | 1,278 | 7,205 | 23,812 |
| Provision for losses | 1,399 | 16,692 | 481 | 14,809 | 33,381 |
| Charge-offs | (254) | (7,095) | (907) | (7,006) | (15,262) |
| Recoveries | 0 | 664 | 72 | 161 | 897 |
| Balance, December 31, 2010 | 2,145 | 24,590 | 924 | 15,169 | 42,828 |
| Provision for losses | 2,081 | 11,785 | 482 | 2,930 | 17,278 |
| Charge-offs | (508) | (23,012) | (270) | (15,512) | (39,302) |
| Recoveries | 0 | 259 | 23 | 2,802 | 3,084 |
| Balance, December 31, 2011 | 3,718 | 13,622 | 1,159 | 5,389 | 23,888 |
| **Provision for losses** | **(834)** | **3,864** | **686** | **(1,172)** | **2,544** |
| **Charge-offs** | **(63)** | **(5,719)** | **(1,071)** | **(2,464)** | **(9,317)** |
| **Recoveries** | **0** | **1,821** | **372** | **2,300** | **4,493** |
| **Balance, December 31, 2012** | **$ 2,821** | **13,588** | **1,146** | **4,053** | **21,608** |
| Allocated to: | | | | | |
| Specific reserves | $ 1,086 | 3,559 | 367 | 1,621 | 6,633 |
| General reserves | 2,632 | 10,063 | 792 | 3,768 | 17,255 |
| Balance, December 31, 2011 | $ 3,718 | 13,622 | 1,159 | 5,389 | 23,888 |
| **Allocated to:** | | | | | |
| **Specific reserves** | **$ 571** | **2,591** | **537** | **1,114** | **4,813** |
| **General reserves** | **2,250** | **10,997** | **609** | **2,939** | **16,795** |
| **Balance, December 31, 2012** | **$ 2,821** | **13,588** | **1,146** | **4,053** | **21,608** |
| Loans receivable at December 31, 2011: | | | | | |
| Individually reviewed for impairment | $ 6,241 | 30,495 | 1,205 | 6,855 | 44,796 |
| Collectively reviewed for impairment | 112,825 | 259,419 | 60,956 | 102,404 | 535,604 |
| Ending balance | $119,066 | 289,914 | 62,161 | 109,259 | 580,400 |
| **Loans receivable at December 31, 2012:** | | | | | |
| **Individually reviewed for impairment** | **$ 4,687** | **28,195** | **1,823** | **2,395** | **37,100** |
| **Collectively reviewed for impairment** | **92,350** | **216,712** | **52,152** | **77,459** | **438,673** |
| **Ending balance** | **$ 97,037** | **244,907** | **53,975** | **79,854** | **475,773** |

The following table summarizes the amount of classified and unclassified loans at December 31:

| | December 31, 2012 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Classified | | | | | Unclassified | |
| *(Dollars in thousands)* | **Special Mention** | **Substandard** | **Doubtful** | **Loss** | **Total** | **Total** | **Total Loans** |
| **1-4 family** | **$ 1,004** | **13,915** | **33** | **0** | **14,952** | **82,085** | **97,037** |
| **Commercial real estate:** | | | | | | | |
| **Residential developments** | **744** | **36,210** | **0** | **0** | **36,954** | **9,389** | **46,343** |
| **Alternative fuels** | **0** | **11,041** | **0** | **0** | **11,041** | **2,870** | **13,911** |
| **Other** | **17,170** | **19,324** | **0** | **0** | **36,494** | **148,159** | **184,653** |
| **Consumer** | **0** | **1,543** | **123** | **157** | **1,823** | **52,152** | **53,975** |
| **Commercial business:** | | | | | | | |
| **Construction/development** | **0** | **140** | **0** | **0** | **140** | **402** | **542** |
| **Banking** | **0** | **958** | **0** | **0** | **958** | **0** | **958** |
| **Other** | **1,224** | **11,850** | **134** | **0** | **13,208** | **65,146** | **78,354** |
| | **$20,142** | **94,981** | **290** | **157** | **115,570** | **360,203** | **475,773** |

| | December 31, 2011 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Classified | | | | | Unclassified | |
| *(Dollars in thousands)* | Special Mention | Substandard | Doubtful | Loss | Total | Total | Total Loans |
| 1-4 family | $ 8,870 | 11,129 | 738 | 0 | 20,737 | 98,329 | 119,066 |
| Commercial real estate: | | | | | | | |
| Residential developments | 444 | 39,709 | 1,113 | 0 | 41,266 | 11,480 | 52,746 |
| Alternative fuels | 0 | 0 | 0 | 0 | 0 | 18,882 | 18,882 |
| Other | 5,789 | 19,607 | 0 | 0 | 25,396 | 192,890 | 218,286 |
| Consumer | 0 | 857 | 224 | 124 | 1,205 | 60,956 | 62,161 |
| Commercial business: | | | | | | | |
| Construction/development | 0 | 2,722 | 0 | 0 | 2,722 | 2,064 | 4,786 |
| Banking | 0 | 3,750 | 1,149 | 0 | 4,899 | 0 | 4,899 |
| Other | 3,203 | 8,056 | 0 | 0 | 11,259 | 88,315 | 99,574 |
| | $18,306 | 85,830 | 3,224 | 124 | 107,484 | 472,916 | 580,400 |

Classified loans represent special mention, performing substandard, and non-performing loans categorized as substandard, doubtful and loss. Loans classified as special mention are loans that have potential weaknesses that, if left uncorrected, may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Loans classified as substandard are loans that are generally inadequately protected by the current net worth and paying capacity of the obligor, or by the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Substandard loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have the weaknesses of those classified as substandard, with additional characteristics that make collection in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. A loan classified as loss is considered uncollectible and of such little value that continuance as an asset on the balance sheet is not warranted. Loans classified as substandard or doubtful require the Bank to perform an analysis of the individual loan and charge off any loans, or portion thereof, that are deemed uncollectible.

The aging of past due loans at December 31 are summarized as follows:

| (Dollars in thousands) | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or More Past Due | Total Past Due | Current Loans | Total Loans | Loans 90 Days or More Past Due and Still Accruing |
|---|---|---|---|---|---|---|---|
| **2012** | | | | | | | |
| **1-4 family** | **$1,172** | **240** | **0** | **1,412** | **95,625** | **97,037** | **0** |
| **Commercial real estate:** | | | | | | | |
| **Residential developments** | **0** | **0** | **0** | **0** | **46,343** | **46,343** | **0** |
| **Alternative fuels** | **0** | **0** | **0** | **0** | **13,911** | **13,911** | **0** |
| **Other** | **49** | **0** | **289** | **338** | **184,315** | **184,653** | **0** |
| **Consumer** | **591** | **80** | **0** | **671** | **53,304** | **53,975** | **0** |
| **Commercial business:** | | | | | | | |
| **Construction/development** | **45** | **0** | **0** | **45** | **497** | **542** | **0** |
| **Banking** | **0** | **0** | **0** | **0** | **958** | **958** | **0** |
| **Other** | **1,441** | **106** | **7,546** | **9,093** | **69,261** | **78,354** | **7,423** |
| | **$3,298** | **426** | **7,835** | **11,559** | **464,214** | **475,773** | **7,423** |
| 2011 | | | | | | | |
| 1-4 family | $1,876 | 305 | 1,297 | 3,478 | 115,588 | 119,066 | 0 |
| Commercial real estate: | | | | | | | |
| Residential developments | 107 | 290 | 8,211 | 8,608 | 44,138 | 52,746 | 0 |
| Alternative fuels | 0 | 0 | 0 | 0 | 18,882 | 18,882 | 0 |
| Other | 350 | 79 | 5,184 | 5,613 | 212,673 | 218,286 | 0 |
| Consumer | 658 | 374 | 387 | 1,419 | 60,742 | 62,161 | 0 |
| Commercial business: | | | | | | | |
| Construction/development | 286 | 0 | 0 | 286 | 4,500 | 4,786 | 0 |
| Banking | 0 | 0 | 1,149 | 1,149 | 3,750 | 4,899 | 0 |
| Other | 351 | 112 | 2,877 | 3,340 | 96,234 | 99,574 | 0 |
| | $3,628 | 1,160 | 19,105 | 23,893 | 556,507 | 580,400 | 0 |

At December 31, 2012, there was one commercial business line of credit loan with an outstanding balance of $7.4 million that was past due more than 90 days and still accruing interest. This loan was considered to be in the process of collection as funds to fully pay off the loan were held in escrow at December 31, 2012 and were received by the Company in January 2013.

Impaired loans include loans that are non-performing (non-accruing) and loans that have been modified in a troubled debt restructuring. The following table summarizes impaired loans and related allowances for the years ended December 31, 2012 and 2011:

| | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
| **Loans with no related allowance recorded:** | | | | | |
| 1-4 family | $ 1,617 | 1,617 | 0 | 2,973 | 66 |
| Commercial real estate: | | | | | |
| Residential developments | 10,714 | 15,530 | 0 | 10,744 | 386 |
| Alternative fuels | 0 | 0 | 0 | 0 | 0 |
| Other | 640 | 640 | 0 | 2,669 | 22 |
| Consumer | 393 | 400 | 0 | 390 | 26 |
| Commercial business: | | | | | |
| Construction/development | 37 | 692 | 0 | 120 | 0 |
| Banking | 0 | 0 | 0 | 460 | 0 |
| Other | 99 | 880 | 0 | 908 | 0 |
| **Loans with an allowance recorded:** | | | | | |
| 1-4 family | 3,070 | 3,114 | 571 | 3,638 | 61 |
| Commercial real estate: | | | | | |
| Residential developments | 14,061 | 16,545 | 1,669 | 14,514 | 242 |
| Alternative fuels | 0 | 0 | 0 | 0 | 0 |
| Other | 2,780 | 3,133 | 921 | 3,973 | 10 |
| Consumer | 1,430 | 1,430 | 537 | 1,301 | 85 |
| Commercial business: | | | | | |
| Construction/development | 0 | 0 | 0 | 66 | 0 |
| Banking | 0 | 0 | 0 | 0 | 0 |
| Other | 2,259 | 3,010 | 1,115 | 3,594 | 48 |
| **Total:** | | | | | |
| 1-4 family | 4,687 | 4,731 | 571 | 6,611 | 127 |
| Commercial real estate: | | | | | |
| Residential developments | 24,775 | 32,075 | 1,669 | 25,258 | 628 |
| Alternative fuels | 0 | 0 | 0 | 0 | 0 |
| Other | 3,420 | 3,773 | 921 | 6,642 | 32 |
| Consumer | 1,823 | 1,830 | 537 | 1,691 | 111 |
| Commercial business: | | | | | |
| Construction/development | 37 | 692 | 0 | 186 | 0 |
| Banking | 0 | 0 | 0 | 460 | 0 |
| Other | 2,358 | 3,890 | 1,115 | 4,502 | 48 |
| | $37,100 | 46,991 | 4,813 | 45,350 | 946 |

| (Dollars in thousands) | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
| Loans with no related allowance recorded: | | | | | |
| 1-4 family | $ 2,651 | 2,972 | 0 | 1,611 | 91 |
| Commercial real estate: | | | | | |
| Residential developments | 6,900 | 9,855 | 0 | 6,679 | 94 |
| Alternative fuels | 0 | 0 | 0 | 906 | 0 |
| Other | 3,745 | 4,381 | 0 | 1,174 | 144 |
| Consumer | 489 | 489 | 0 | 216 | 21 |
| Commercial business: | | | | | |
| Construction/development | 340 | 2,311 | 0 | 294 | 0 |
| Banking | 1,149 | 3,248 | 0 | 854 | 0 |
| Other | 598 | 1,607 | 0 | 878 | 19 |
| Loans with an allowance recorded: | | | | | |
| 1-4 family | 3,590 | 3,590 | 1,086 | 4,212 | 157 |
| Commercial real estate: | | | | | |
| Residential developments | 13,889 | 14,017 | 2,546 | 17,514 | 373 |
| Alternative fuels | 0 | 0 | 0 | 1,998 | 0 |
| Other | 5,961 | 8,272 | 1,013 | 6,408 | 97 |
| Consumer | 716 | 716 | 367 | 403 | 54 |
| Commercial business: | | | | | |
| Construction/development | 0 | 0 | 0 | 2,443 | 0 |
| Banking | 0 | 0 | 0 | 3,424 | 0 |
| Other | 4,768 | 7,145 | 1,621 | 9,740 | 45 |
| Total: | | | | | |
| 1-4 family | 6,241 | 6,562 | 1,086 | 5,823 | 248 |
| Commercial real estate: | | | | | |
| Residential developments | 20,789 | 23,872 | 2,546 | 24,193 | 467 |
| Alternative fuels | 0 | 0 | 0 | 2,904 | 0 |
| Other | 9,706 | 12,653 | 1,013 | 7,582 | 241 |
| Consumer | 1,205 | 1,205 | 367 | 619 | 75 |
| Commercial business: | | | | | |
| Construction/development | 340 | 2,311 | 0 | 2,737 | 0 |
| Banking | 1,149 | 3,248 | 0 | 4,278 | 0 |
| Other | 5,366 | 8,752 | 1,621 | 10,618 | 64 |
| | $44,796 | 58,603 | 6,633 | 58,754 | 1,095 |

At December 31, 2012, 2011 and 2010, non-accruing loans totaled $30.0 million, $34.0 million and $68.1 million, respectively, for which the related allowance for loan losses was $3.9 million, $5.2 million and $25.0 million, respectively. Non-accruing loans for which no specific allowance has been recorded because management determined that the value of the collateral was sufficient to repay the loan totaled $10.3 million, $14.8 million and $8.1 million, respectively. Had the loans performed in accordance with their original terms, the Company would have recorded gross interest income on the loans of $2.4 million, $3.2 million and $5.0 million in 2012, 2011 and 2010, respectively. For the years ended December 31, 2012, 2011 and 2010, the Company recognized interest income on these loans of $0.5 million, $0.7 million and $1.3 million, respectively. All of the interest income that was recognized for non-accruing loans was recognized using the cash basis method of income recognition. Non-accrual loans also include some of the loans that have had terms modified in a troubled debt restructuring.

The following table summarizes non-accrual loans at December 31:

| (Dollars in thousands) | 2012 | 2011 |
|---|---|---|
| 1-4 family | $ 2,492 | 4,435 |
| Commercial real estate: | | |
| Residential developments | 23,652 | 13,412 |
| Other | 1,891 | 9,246 |
| Consumer | 300 | 699 |
| Commercial business: | | |
| Construction/development | 37 | 340 |
| Banking | 0 | 1,149 |
| Other | 1,603 | 4,712 |
| | $29,975 | 33,993 |

Included in loans receivable, net, are certain loans that have been modified in order to maximize collection of loan balances. If the Company, for legal or economic reasons related to the borrower's financial difficulties, grants a concession compared to the original terms and conditions of the loan, the modified loan is considered a troubled debt restructuring (TDR).

During the third quarter of 2011, the Company adopted Accounting Standards Update (ASU) 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring (Topic 310)*, which modified guidance for identifying restructurings of receivables that constitute a TDR. No additional loans modified since December 31, 2010 were identified as TDR's as a result of adopting these provisions.

At December 31, 2012, 2011 and 2010, there were loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring totaling $33.1 million, $29.2 million and $19.3 million, respectively. Had these loans been performing in accordance with their original terms throughout 2012, 2011 and 2010, the Company would have recorded gross interest income of $2.5 million, $2.5 million and $1.2 million, respectively. During 2012, 2011 and 2010, the Company recorded interest income of $0.9 million, $0.6 million and $0.8 million on these loans, respectively. For the loans that were modified in 2012, $5.7 million are classified and performing, and $13.7 million are non-performing at December 31, 2012.

The following table summarizes troubled debt restructurings at December 31:

| (Dollars in thousands) | 2012 | 2011 |
|---|---|---|
| 1-4 family | $ 3,600 | 3,805 |
| Commercial real estate: | | |
| Residential developments | 22,843 | 14,460 |
| Other | 3,032 | 5,598 |
| Consumer | 1,814 | 578 |
| Commercial business: | | |
| Construction/development | 88 | 385 |
| Other | 1,678 | 4,378 |
| | $33,055 | 29,204 |

There were no material commitments to lend additional funds to customers whose loans were restructured or classified as non-accrual at December 31, 2012 or December 31, 2011.

TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal and/or interest due, or acceptance of real estate or other assets in full or partial satisfaction of the debt. Loan modifications are not reported as TDR's after 12 months if the loan was modified at a market rate of interest for comparable risk loans, and the loan is performing in accordance with the terms of the restructured agreement. All loans classified as TDR's are considered to be impaired.

When a loan is modified as a TDR, there may be a direct, material impact on the loans within the Consolidated Balance Sheets, as principal balances may be partially forgiven. The financial effects of TDR's are presented in the following table and represent the difference between the outstanding recorded balance pre-modification and post-modification, for the period ending December 31, 2012 and 2011:

| *(Dollars in thousands)* | **Year ended December 31, 2012** | | | Year ended December 31, 2011 | | |
|---|---|---|---|---|---|---|
| | **Number of Contracts** | **Pre-modification Outstanding Recorded Investment** | **Post-modification Outstanding Recorded Investment** | Number of Contracts | Pre-modification Outstanding Recorded Investment | Post-modification Outstanding Recorded Investment |
| Troubled debt restructurings: | | | | | | |
| 1-4 family | **33** | **$ 3,991** | **3,979** | 17 | $ 4,567 | 4,246 |
| Commercial real estate: | | | | | | |
| Residential developments | **11** | **16,280** | **12,585** | 11 | 8,118 | 7,908 |
| Other | **6** | **2,814** | **2,586** | 9 | 7,473 | 6,432 |
| Consumer | **28** | **1,715** | **1,729** | 17 | 626 | 598 |
| Commercial business: | | | | | | |
| Construction /development | **1** | **92** | **0** | 3 | 2,361 | 1,096 |
| Other | **6** | **786** | **786** | 21 | 10,316 | 8,849 |
| Total | **85** | **$25,678** | **21,665** | 78 | $33,461 | 29,129 |

Loans that were restructured within the 12 months preceding December 31, 2012 and 2011 and defaulted during the year are presented in the table below:

| *(Dollars in thousands)* | **Year ended December 31, 2012** | | Year ended December 31, 2011 | |
|---|---|---|---|---|
| | **Number of Contracts** | **Outstanding Recorded Investment** | Number of Contracts | Outstanding Recorded Investment |
| Troubled debt restructurings that subsequently defaulted: | | | | |
| 1-4 family | **0** | **$ 0** | 1 | $ 250 |
| Commercial real estate: | | | | |
| Residential developments | **0** | **0** | 5 | 4,501 |
| Other | **2** | **159** | 3 | 4,465 |
| Consumer | **0** | **0** | 1 | 4 |
| Commercial business: | | | | |
| Other | **3** | **301** | 3 | 506 |
| Total | **5** | **$460** | 13 | $9,726 |

The Company considers a loan to have defaulted when it becomes 90 or more days past due under the modified terms, when it is placed in non-accrual status, when it becomes other real estate owned, or when it becomes non-compliant with some other material requirement of the modification agreement.

Loans that were non-accrual prior to modification remain non-accrual for at least six months following modification. Non-accrual TDR loans that have performed according to the modified terms for six months may be returned to accruing status. Loans that were accruing prior to modification remain on accrual status after the modification as long as the loan continues to perform under the new terms.

TDR's are reviewed for impairment following the same methodology as other impaired loans. For loans that are collateral dependent, the value of the collateral is reviewed and additional reserves may be added to general reserves as needed. Loans that are not collateral dependent may have additional reserves established if deemed necessary. The allocated allowance for TDR's was $3.7 million, or 17.2%, of the total $21.6 million in allowance for loan losses at December 31, 2012, and $3.5 million, or 14.6%, of the total $23.9 million in allowance for loan losses at December 31, 2011.

## NOTE 6 Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

| (Dollars in thousands) | 2012 | 2011 |
|---|---|---|
| Securities available for sale | **$ 332** | 553 |
| Loans receivable | **1,686** | 1,896 |
| | **$2,018** | 2,449 |

## NOTE 7 Mortgage Servicing Rights, Net

A summary of mortgage servicing activity is as follows:

| (Dollars in thousands) | 2012 | 2011 |
|---|---|---|
| Mortgage servicing rights: | | |
| Balance, beginning of year | **$1,485** | 1,586 |
| Originations | **979** | 461 |
| Amortization | **(732)** | (562) |
| Balance, end of year | **1,732** | 1,485 |
| Valuation reserve | **0** | 0 |
| Mortgage servicing rights, net | **$1,732** | 1,485 |
| Fair value of mortgage servicing rights | **$2,126** | 1,878 |

All of the single family loans sold where the Company continues to service the loans are serviced for FNMA under the mortgage-backed security program or the individual loan sale program. The following is a summary of the risk characteristics of the loans being serviced at December 31, 2012:

| (Dollars in thousands) | Loan Principal Balance | Weighted Average Interest Rate | Weighted Average Remaining Term (months) | Number of Loans |
|---|---|---|---|---|
| Original term 30 year fixed rate | $201,486 | 4.58% | 302 | 1,727 |
| Original term 15 year fixed rate | 118,951 | 3.66 | 145 | 1,408 |
| Adjustable rate | 319 | 3.52 | 302 | 6 |

The gross carrying amount of mortgage servicing rights and the associated accumulated amortization at December 31, 2012 and 2011 are presented in the following table. Amortization expense for mortgage servicing rights was $732,000, $562,000, and $482,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

| (Dollars in thousands) | Gross Carrying Amount | Accumulated Amortization | Unamortized Intangible Assets |
|---|---|---|---|
| **December 31, 2012** | | | |
| **Mortgage servicing rights** | **$2,412** | **(680)** | **1,732** |
| **Total** | **$2,412** | **(680)** | **1,732** |
| December 31, 2011 | | | |
| Mortgage servicing rights | $3,417 | (1,932) | 1,485 |
| Total | $3,417 | (1,932) | 1,485 |

The following table indicates the estimated future amortization expense for amortized intangible assets:

| (Dollars in thousands) Year ended December 31, | Mortgage Servicing Rights |
|---|---|
| 2013 | $ 396 |
| 2014 | 379 |
| 2015 | 351 |
| 2016 | 287 |
| 2017 | 183 |
| Thereafter | 136 |
| | $1,732 |

Projections of amortization are based on asset balances and the interest rate environment that existed at December 31, 2012. The Company's actual experience may be significantly different depending upon changes in mortgage interest rates and other market conditions.

## NOTE 8 Real Estate

A summary of real estate at December 31 is as follows:

| (Dollars in thousands) | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | **Residential** | **Commercial & Other** | **Total** | Residential | Commercial & Other | Total |
| Real estate in judgment subject to redemption | **$ 501** | **1,055** | **1,556** | 49 | 4,227 | 4,276 |
| Real estate acquired through foreclosure | **1,421** | **6,540** | **7,961** | 2,411 | 10,754 | 13,165 |
| Real estate acquired through deed in lieu of foreclosure | **47** | **5,109** | **5,156** | 45 | 5,498 | 5,543 |
| Real estate acquired in satisfaction of debt | **0** | **79** | **79** | 0 | 106 | 106 |
| | **1,969** | **12,783** | **14,752** | 2,505 | 20,585 | 23,090 |
| Allowance for losses | **(374)** | **(3,783)** | **(4,157)** | (556) | (5,918) | (6,474) |
| | **$1,595** | **9,000** | **10,595** | 1,949 | 14,667 | 16,616 |

## NOTE 9 Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

| (Dollars in thousands) | 2012 | 2011 |
|---|---|---|
| Land | **$ 1,978** | 1,978 |
| Office buildings and improvements | **8,725** | 8,637 |
| Furniture and equipment | **12,722** | 12,558 |
| | **23,425** | 23,173 |
| Accumulated depreciation | **(16,252)** | (15,206) |
| | **$ 7,173** | 7,967 |

## NOTE 10 Deposits

Deposits and their weighted average interest rates at December 31 are summarized as follows:

| (Dollars in thousands) | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | **Weighted Average Rate** | **Amount** | **Percent of Total** | Weighted Average Rate | Amount | Percent of Total |
| Noninterest checking | **0.00%** | **$101,198** | **19.6%** | 0.00% | $113,188 | 18.3% |
| NOW accounts | **0.02** | **71,472** | **13.9** | 0.06 | 64,783 | 10.4 |
| Savings accounts | **0.12** | **42,691** | **8.3** | 0.17 | 36,071 | 5.8 |
| Money market accounts | **0.33** | **111,000** | **21.6** | 0.46 | 108,876 | 17.6 |
| | | **326,361** | **63.4** | | 322,918 | 52.1 |
| Certificates: | | | | | | |
| 0-0.99% | | **90,103** | **17.5** | | 72,768 | 11.7 |
| 1-1.99% | | **81,143** | **15.8** | | 134,567 | 21.8 |
| 2-2.99% | | **15,063** | **2.9** | | 65,842 | 10.6 |
| 3-3.99% | | **2,263** | **0.4** | | 22,583 | 3.6 |
| 4-4.99% | | **18** | **0.0** | | 1,450 | 0.2 |
| Total certificates | **1.08** | **188,590** | **36.6** | 1.60 | 297,210 | 47.9 |
| Total deposits | **0.48** | **$514,951** | **100.0%** | 0.87 | $620,128 | 100.0% |

At December 31, 2012 and 2011, the Company had $225.7 million and $264.5 million, respectively, of deposit accounts with balances of $100,000 or more. At December 31, 2012 and 2011, the Company had $15.9 million and $67.8 million of certificate accounts, respectively, that had been acquired through a broker. The Company is currently restricted from renewing existing brokered deposits, or accepting new brokered deposits without the prior consent of the Office of the Comptroller of the Currency (OCC).

Certificates had the following maturities at December 31:

| (Dollars in thousands) | 2012 | | 2011 | |
|---|---|---|---|---|
| Remaining term to maturity | **Amount** | **Weighted Average Rate** | Amount | Weighted Average Rate |
| 1-6 months | **$ 73,451** | **1.10%** | $100,513 | 1.78% |
| 7-12 months | **48,782** | **0.88** | 87,031 | 1.70 |
| 13-36 months | **60,498** | **1.16** | 103,791 | 1.33 |
| Over 36 months | **5,859** | **1.55** | 5,875 | 2.05 |
| | **$188,590** | **1.08** | $297,210 | 1.60 |

At December 31, 2012, mortgage loans and mortgage-backed and related securities with an amortized cost of approximately $16.8 million were pledged as collateral for certain deposits. An additional $1.0 million of letters of credit from the Federal Home Loan Bank (FHLB) were pledged as collateral on Bank deposits.

Interest expense on deposits is summarized as follows for the years ended December 31:

| (Dollars in thousands) | **2012** | 2011 | 2010 |
|---|---|---|---|
| NOW accounts | **$ 35** | 57 | 110 |
| Savings accounts | **67** | 57 | 45 |
| Money market accounts | **447** | 746 | 1,341 |
| Certificates | **3,192** | 5,987 | 9,785 |
| | **$3,741** | 6,847 | 11,281 |

## NOTE 11 Federal Home Loan Bank Advances and Federal Reserve Borrowings

Fixed and variable rate Federal Home Loan Bank advances and Federal Reserve borrowings consisted of the following at December 31:

| (Dollars in thousands) | 2012 | | 2011 | |
|---|---|---|---|---|
| Year of Maturity | **Amount** | **Rate** | Amount | Rate |
| 2013 | **$70,000** | **4.77%** | $70,000 | 4.77% |
| Lines of Credit – Federal Reserve/Federal Home Loan Bank | **0** | **0.00** | 0 | 0.00 |
| | **$70,000** | **4.77** | $70,000 | 4.77 |

All of the outstanding advances at December 31, 2012 have quarterly call provisions which allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. At December 31, 2012, the advances from the FHLB were collateralized by the Bank's FHLB stock and mortgage loans and investments with unamortized principal balances of approximately $126.5 million. The Bank has the ability to draw additional borrowings of $55.5 million from the FHLB, based upon the mortgage loans and securities that are currently pledged, subject to approval from the FHLB and a requirement to purchase additional FHLB stock. The Bank also has the ability to draw additional borrowings of $27.7 million from the Federal Reserve Bank, based upon the loans that are currently pledged with them, subject to approval from the Federal Reserve Board (FRB).

## NOTE 12 Income Taxes

Income tax expense for the years ended December 31 is as follows:

| (Dollars in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current: | | | |
| Federal | **$ 108** | 0 | (3,956) |
| State | **24** | 0 | (1,764) |
| Total current | **132** | 0 | (5,720) |
| Deferred: | | | |
| Federal | **1,598** | (4,010) | (2,773) |
| State | **280** | (873) | (1,781) |
| Total deferred | **1,878** | (4,883) | (4,554) |
| Change in valuation allowance | **(1,878)** | 4,883 | 16,597 |
| Income tax expense | **$ 132** | 0 | 6,323 |

The reasons for the difference between expected income tax expense (benefit) utilizing the federal corporate tax rate of 34% and the actual income tax expense are as follows:

| (Dollars in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Expected federal income tax expense (benefit) | **$ 1,854** | (3,929) | (7,703) |
| Items affecting federal income tax: | | | |
| State income taxes, net of federal income tax expense (benefit) | **327** | (645) | (2,474) |
| Tax exempt interest | **(86)** | (123) | (133) |
| Increase (decrease) in valuation allowance | **(1,878)** | 4,883 | 16,597 |
| Other, net | **(85)** | (186) | 36 |
| Income tax expense | **$ 132** | 0 | 6,323 |

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at December 31:

| (Dollars in thousands) | 2012 | 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Allowances for loan and real estate losses | **$ 10,523** | 12,401 |
| Deferred compensation costs | **315** | 322 |
| Deferred ESOP loan asset | **717** | 702 |
| Restricted stock expense | **99** | 130 |
| Nonaccruing loan interest | **800** | 416 |
| Federal net operating loss carry forward | **5,113** | 5,936 |
| State net operating loss carry forward | **3,219** | 3,301 |
| Capitalized other real estate owned expenses | **194** | 0 |
| Other | **166** | 162 |
| Total gross deferred tax assets | **21,146** | 23,370 |
| Deferred tax liabilities: | | |
| Net unrealized gain on securities available for sale | **123** | 328 |
| Deferred loan fees and costs | **312** | 317 |
| Premises and equipment basis difference | **155** | 407 |
| Originated mortgage servicing rights | **707** | 607 |
| Other | **247** | 231 |
| Total gross deferred tax liabilities | **1,544** | 1,890 |
| Net deferred tax assets | **19,602** | 21,480 |
| Valuation allowance | **(19,602)** | (21,480) |
| Deferred tax assets, net of valuation allowance | **$ 0** | 0 |

The Company has cumulative federal net operating loss carryforwards of $16.5 million at December 31, 2012 that expire beginning in 2029. The Company also has state net operating loss carryforwards of $32.8 million at December 31, 2012 that expire beginning in 2023.

Retained earnings at December 31, 2012 included approximately $8.8 million for which no provision for income taxes was made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of amounts so allocated for purposes other than absorbing losses will create income for tax purposes, which will be subject to the then-current corporate income tax rate.

The Company considers the determination of the deferred tax asset amount and the need for any valuation reserve to be a critical accounting policy that requires significant judgment. The Company has, in its judgment, made reasonable assumptions and considered both positive and negative evidence relating to the ultimate realization of deferred tax assets. Positive evidence includes the ability to implement tax planning strategies to accelerate taxable income recognition and the probability that taxable income will be generated in future periods. Negative evidence includes the Company's cumulative loss in the prior three year period and the general business and economic environment. Based upon this evaluation, the Company determined that a full valuation allowance was required with respect to the net deferred tax assets at December 31, 2012.

**NOTE 13 Employee Benefits**

All eligible full-time employees of the Bank that were hired prior to 2002 were included in a noncontributory retirement plan sponsored by the Financial Institutions Retirement Fund (FIRF). The Home Federal Savings Bank (Employer #8006) plan participates in the Pentegra Defined Benefit Plan for Financial Institutions (the Pentegra DB Plan). The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multi-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by the participating employer may be used to provide benefits to participants of other participating employers.

Effective September 1, 2002, the accrual of benefits for existing participants was frozen and no new enrollments were permitted into the plan. The actuarial present value of accumulated plan benefits and net assets available for benefits relating to the Bank's employees was not available at December 31, 2012 because such information is not accumulated for each participating institution. As of June 30, 2012, the Pentegra DB Plan valuation report reflected that the Bank was obligated to make a contribution totaling $172,000 which was expensed during 2012.

Funded status (market value of plan assets divided by funding target) as of July 1 for the 2012, 2011 and 2010 plan years were 95.77%, 80.39% and 83.20%, respectively. Market value of plan assets reflects any contribution received through June 30, 2012.

Total employer contributions made to the Pentegra DB Plan, as reported on Form 5500, equal $299,729,000, $203,582,000 and $133,930,000 for the plan years ended June 30, 2011, 2010 and 2009, respectively. The Bank's contributions to the Pentegra DB Plan are not more than 5% of the total contributions to the Pentegra DB Plan. There is no funding improvement plan or rehabilitation plan as part of this multi-employer plan.

The following contributions were paid by the Bank during the fiscal years ending December 31,

*(Dollars in thousands)*

| 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|
| **Date Paid** | **Amount** | Date Paid | Amount | Date Paid | Amount |
| **1/09/2012** | **$234**** | | | | |
| **10/12/2012** | **38** | | | | |
| **12/31/2012** | **134** | 10/14/2011 | $57 | 12/30/2010 | $237 |
| **Total** | **$406** | | $57 | | $237 |

** - An additional contribution of $234,000 was accrued at December 31, 2011 and paid in the first quarter of 2012.

The Company has a qualified, tax-exempt savings plan with a deferred feature qualifying under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). All employees who have attained 18 years of age are eligible to participate in the 401(k) Plan. Participants are permitted to make contributions to the 401(k) Plan equal to the lesser of 50% of the participant's annual salary or the maximum allowed by law, which was $17,000 for 2012 and $16,500 for 2011. The Company matches 25% of each participant's contributions up to a maximum of 8% of the participant's annual salary. Participant contributions and earnings are fully and immediately vested. The Company's contributions are vested on a three year cliff basis, are expensed annually, and were $158,000, $159,000, and $165,000, in 2012, 2011, and 2010, respectively.

The Company has adopted an Employee Stock Ownership Plan (the ESOP) that meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and, as such, the ESOP is empowered to borrow in order to finance purchases of the common stock of HMN. The ESOP borrowed $6.1 million from the Company to purchase 912,866 shares of common stock in the initial public offering of HMN. As a result of a merger with Marshalltown Financial Corporation (MFC), the ESOP borrowed $1.5 million to purchase an additional 76,933 shares of HMN common stock to account for the additional employees and avoid dilution of the benefit provided by the ESOP. The ESOP debt requires quarterly payments of principal plus interest at 7.52%. The Company has committed to make quarterly contributions to the ESOP necessary to repay the loans including interest. The Company contributed $527,000 in 2012 and $525,000 in 2011 and 2010.

As the debt is repaid, ESOP shares that were pledged as collateral for the debt are released from collateral and allocated to eligible employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with ASU 718, *Employers' Accounting for Employee Stock Ownership Plans.* Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation expense was $68,000, $58,000, and $109,000, respectively, for 2012, 2011 and 2010.

All employees of the Bank are eligible to participate in the ESOP after they attain age 18 and complete one year of service during which they worked at least 1,000 hours. A summary of the ESOP share allocation is as follows for the years ended:

| | **2012** | 2011 | 2010 |
|---|---|---|---|
| Shares allocated to participants beginning of the year | **339,991** | 335,453 | 333,678 |
| Shares allocated to participants | **24,378** | 24,317 | 24,317 |
| Shares purchased | **2,353** | 42 | 38 |
| Shares distributed to participants | **(16,183)** | (19,821) | (22,580) |
| Shares allocated to participants end of year | **350,539** | 339,991 | 335,453 |
| Unreleased shares beginning of the year | **401,452** | 425,769 | 450,086 |
| Shares released during year | **(24,378)** | (24,317) | (24,317) |
| Unreleased shares end of year | **377,074** | 401,452 | 425,769 |
| Total ESOP shares end of year | **727,613** | 741,443 | 761,222 |
| Fair value of unreleased shares at December 31 | **$1,308,447** | 778,817 | 1,196,411 |

In March 2001, the Company adopted the HMN Financial, Inc. 2001 Omnibus Stock Plan (2001 Plan). In April 2009, this plan was superseded by the HMN Financial, Inc. 2009 Equity and Incentive Plan (2009 Plan) and options or restricted shares may no longer be awarded from the 2001 Plan. As of December 31, 2012, there were 45,540 vested options under the 2001 Plan that remained unexercised. These options expire 10 years from the date of grant and have an average exercise price of $28.21. As of December 31, 2012, all shares of restricted stock granted under the 2001 Plan have vested.

In April 2009, the Company adopted the 2009 Plan. The purpose of the 2009 Plan is to provide key personnel and advisors with an opportunity to acquire a proprietary interest in the Company. The opportunity to acquire a proprietary interest in the Company will aid in attracting, motivating and retaining key personnel and advisors, including non-employee directors, and will align their interest with those of the Company's stockholders. 350,000 shares of HMN common stock were initially available for distribution under the 2009 Plan in either restricted stock or stock options, subject to adjustment for future stock splits, stock dividends and similar changes to the capitalization of the Company. Additionally, shares of restricted stock that are awarded are counted as 1.2 shares for purposes of determining the total shares available for issue under the 2009 Plan. As of December 31, 2012, there were 9,000 vested and 6,000 unvested options under the 2009 Plan that remain unexercised. These options expire 10 years from the date of grant and have an average exercise price of $4.77.

A summary of activities under all plans for the past three years is as follows:

| | Shares available for grant | Restricted shares outstanding | Options outstanding | Award value/ weighted average exercise price | Unvested options Number | Unvested options Weighted average grant date fair value | Vesting Period |
|---|---|---|---|---|---|---|---|
| 1995 Plan | | | | | | | |
| December 31, 2009 | 0 | 0 | 40,500 | $13.10 | 0 | $ 0 | |
| Forfeited/expired | 0 | 0 | (25,500) | 11.25 | 0 | 0 | |
| December 31, 2010 | 0 | 0 | 15,000 | 16.25 | 0 | 0 | |
| Forfeited/expired | 0 | 0 | 0 | 0 | 0 | 0 | |
| December 31, 2011 | 0 | 0 | 15,000 | 16.25 | 0 | 0 | |
| **Forfeited/expired** | **0** | **0** | **(15,000)** | **16.25** | **0** | **0** | |
| **December 31, 2012** | **0** | **0** | **0** | **0** | **0** | **0** | |
| 2001 Plan | | | | | | | |
| December 31, 2009 | 0 | 14,515 | 145,371 | 19.91 | 102,831 | 1.49 | |
| Forfeited/expired | 0 | 0 | (5,921) | 16.13 | (5,921) | 1.43 | |
| Forfeited/expired | 0 | (170) | 0 | 0 | 0 | 0 | |
| Vested | 0 | (8,904) | 0 | 0 | (3,102) | 3.52 | |
| December 31, 2010 | 0 | 5,441 | 139,450 | 20.07 | 93,808 | 1.43 | |
| Vested | 0 | (5,441) | 0 | 0 | (21,292) | 1.43 | |
| December 31, 2011 | 0 | 0 | 139,450 | 20.07 | 72,516 | 1.43 | |
| **Forfeited/expired** | **0** | **0** | **(93,910)** | **16.13** | **0** | **0** | |
| **Vested** | **0** | **0** | **0** | **0** | **(72,516)** | **1.43** | |
| **December 31, 2012** | **0** | **0** | **45,540** | **28.21** | **0** | **0** | |
| 2009 Plan | | | | | | | |
| December 31, 2009 | 236,134 | 82,388 | 15,000 | 4.77 | 15,000 | 4.41 | |
| Granted January 26, 2010 | (85,290) | 71,075 | 0 | N/A | 0 | 0 | 3 years |
| Forfeited/expired | 7,118 | (5,790) | 0 | 0 | 0 | 0 | |
| Forfeited/expired | 5,921 | 0 | 0 | 0 | 0 | 0 | |
| Vested | 0 | (13,630) | 0 | 0 | (3,000) | 4.41 | |
| December 31, 2010 | 163,883 | 134,043 | 15,000 | 4.77 | 12,000 | 4.41 | |
| Granted January 27, 2011 | (93,600) | 78,000 | 0 | N/A | 0 | 0 | 3 years |
| Forfeited/expired | 538 | (448) | 0 | 0 | 0 | 0 | |
| Vested | 0 | (48,825) | 0 | 0 | (3,000) | 4.41 | |
| December 31, 2011 | 70,821 | 162,770 | 15,000 | 4.77 | 9,000 | 4.41 | |
| **Granted January 27, 2012** | **(43,236)** | **36,030** | **0** | **N/A** | **0** | **0** | 3 years |
| **Forfeited** | **470** | **(392)** | **0** | **0** | **0** | **0** | |
| **Forfeited/expired** | **93,910** | **0** | **0** | **0** | **0** | **0** | |
| **Vested** | **0** | **(36,246)** | **0** | **0** | **(3,000)** | **4.41** | |
| **December 31, 2012** | **121,965** | **162,162** | **15,000** | **4.77** | **6,000** | **0** | |
| **Total all plans** | **121,965** | **162,162** | **60,540** | **$22.40** | **6,000** | **$4.41** | |

The following table summarizes information about stock options outstanding at December 31, 2012:

| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life in Years | Number Exercisable | Number Unexercisable | Unrecognized Compensation Expense | Weighted Average Years Over Which Unrecognized Compensation will be Recognized |
|---|---|---|---|---|---|---|
| $27.66 | 15,540 | 1.2 | 15,540 | 0 | $ 0 | N/A |
| 26.98 | 15,000 | 1.6 | 15,000 | 0 | 0 | N/A |
| 30.00 | 15,000 | 2.4 | 15,000 | 0 | 0 | N/A |
| 4.77 | 15,000 | 6.4 | 9,000 | 6,000 | 4,701 | 1.4 |
| | 60,540 | | 54,540 | 6,000 | $4,701 | |

The Company will issue shares from treasury stock upon the exercise of outstanding options.

Prior to January 1, 2006, the Company used the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Accordingly, there were no charges or credits to expense with respect to the granting or exercise of options since the options were issued at fair value on the respective grant dates. On January 1, 2006, the Company adopted FAS No. 123(R) (ASC 718), which replaced FAS No. 123 and supersedes APB Opinion No. 25. In accordance with this standard, the Company recognized compensation expense in 2012, 2011 and 2010 relating to stock options over the vesting period. The amount of the expense was determined under the fair value method.

The fair value for each option grant is estimated on the date of the grant using a Black Scholes option valuation model. There were no options granted in 2012, 2011 or 2010.

**NOTE 14 Earnings (Loss) per Common Share**

The following table reconciles the weighted average shares outstanding and net income (loss) for basic and diluted earnings (loss) per common share:

| *(Dollars in thousands, except per share data)* | Year ended December 31, **2012** | 2011 | 2010 |
|---|---|---|---|
| Weighted average number of common shares outstanding used in basic earnings per common share calculation | **3,946,314** | 3,853,491 | 3,766,756 |
| Net dilutive effect of : | | | |
| Options | **0** | 0 | 0 |
| Restricted stock awards | **84,338** | 0 | 0 |
| Weighted average number of common shares outstanding adjusted for effect of dilutive securities | **4,030,652** | 3,853,491 | 3,766,756 |
| Net income (loss) available to common shareholders | **$ 3,460** | (13,376) | (30,762) |
| Basic earnings (loss) per common share | **$ 0.88** | (3.47) | (8.17) |
| Diluted earnings (loss) per common share | **$ 0.86** | (3.47) | (8.17) |

Options and restricted stock awards are excluded from the loss per share calculation when a net loss is incurred as their inclusion in the calculation would be anti-dilutive and result in a lower loss per common share. Therefore, options and restricted stock awards are zero in all of the above loss per common share calculations.

**NOTE 15 Stockholders' Equity**

The Company did not repurchase any shares of its common stock in the open market during 2012, 2011 or 2010. The Company suspended dividend payments on common stock in the fourth quarter of 2008 due to the net operating loss experienced and the challenging economic environment. Because of the Company's current financial position and the limitation on the payment of dividends set forth in the Supervisory Agreements (as described below and in Note 16), it is not known when any future dividends may be paid by the Company.

The Company's certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, and on December 23, 2008, the Company completed the sale of 26,000 shares of cumulative perpetual preferred stock to the United States Treasury. The preferred stock has a liquidation value of $1,000 per share and a related warrant was also issued to purchase 833,333 shares of HMN common stock at an exercise price of $4.68 per share. The transaction was part of the United States Treasury's capital purchase program under the Emergency Economic Stabilization Act of 2008. Under the terms of the sale, the preferred shares are entitled to a quarterly cumulative compounding dividend at a stated rate of 5% per annum for each of the first five years of the investment, increasing to 9% thereafter, unless HMN redeems the shares. The Company made all required dividend payments to the Treasury on the outstanding preferred stock in 2009 and 2010 but has deferred the last nine quarterly dividend payments, beginning with the February 15, 2011 dividend payment. The deferred dividend payments have been accrued for payment in the future and are being reported for the deferral period as a preferred dividend requirement that is deducted from income for financial statement purposes to arrive at the net income (loss) available to common shareholders. Under the terms of the certificate of designations for the preferred stock, dividend payments may be deferred, but the dividend is cumulative and compounds quarterly while unpaid. In addition, since the Company failed to pay dividends for six quarters, the Treasury had the right to appoint two representatives to the Company's board of directors. Treasury did not exercise this right.

On February 8, 2013, the Treasury sold the preferred stock issued by the Company to unaffiliated third party investors in a private transaction for $18.8 million. The Company received no proceeds from the sale and it had no effect on the terms of the outstanding preferred stock, including the Company's obligation to satisfy accrued and unpaid dividends prior to the payment of any dividend or other distribution to holders of junior stock, including the Company's common stock, and an increase in the dividend rate from 5% to 9%, commencing with the dividend payment date of February 15, 2014. Further, the sale of the preferred stock had no effect on the Company's capital, financial condition or results of operations. Because of the sale, the Company generally is no longer subject to the various executive compensation and corporate governance requirements to which participants in Treasury's Capital Purchase Program were subject while Treasury held the preferred stock. In addition, the Company has been advised that the current holders of substantially all of the preferred stock have entered into agreements with the FRB pursuant to which they have each agreed not to take actions, without the consent of the FRB, which might be construed as exercising or attempting to exercise a controlling influence over the management or policies of the Company or the Bank, including exercise of any right to elect any representatives to the Company's board of directors.

Under the terms of the Company's and Bank's Supervisory Agreements with their federal banking regulators as described in Note 16, neither the Company nor the Bank may declare or pay any cash dividends, or purchase or redeem any capital stock, without prior notice to, and consent of, these regulators. Subject to the foregoing, the preferred stock may be redeemed in whole or in part, at par plus accrued and unpaid dividends. The preferred stock is non-voting, other than certain class voting rights.

The sale of preferred stock did not include the sale of a warrant to purchase 833,333 shares of the Company's common stock at an exercise price of $4.68, which Treasury continues to hold and may sell in its discretion, subject to applicable securities laws and the Company's right to repurchase the warrant at fair market value under the terms of the Company's agreements with Treasury. The warrant may be exercised at any time over its ten-year term and Treasury has agreed not to exercise any voting rights received by acquiring common stock on the exercise of the warrant. The discount on the common stock warrant is being amortized over five years. Both the preferred securities and the warrant qualify as Tier 1 capital.

The OCC has established an individual minimum capital requirement (IMCR) for the Bank as described in Note 16, which required the Bank to establish and maintain core capital at least equal to 8.5% of adjusted total assets at December 31, 2011, which was in excess of the Bank's 7.14% core capital to adjusted total assets ratio at December 31, 2011. In February 2012, the Bank received a notice from the OCC arising out of its failure to establish and maintain its IMCR of 8.5% core capital to adjusted total assets at December 31, 2011. In April 2012, the Bank submitted to the OCC a written capital plan of how it would maintain its IMCR and a contingency plan in the event the IMCR was not maintained through the Bank's primary plan. As a result of a decrease in assets and improved financial results, at December 31, 2012, the Bank's core capital to adjusted total assets ratio had improved to 9.68%.

In order to grant a priority to eligible accountholders in the event of future liquidation, the Bank, at the time of conversion to a stock savings bank, established a liquidation account equal to its regulatory capital as of September 30, 1993. In the event of future liquidation of the Bank, an eligible accountholder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will decrease as the balance of eligible accountholders is reduced subsequent to the conversion, based on an annual determination of such balance.

## NOTE 16 Regulatory Matters/Supervisory Agreements, IMCR and Federal Home Loan Bank Investment

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which are carried at cost, in the Federal Home Loan Bank of Des Moines. The Bank met this requirement at December 31, 2012. The capital stock investment in the Federal Home Loan Bank of Des Moines was reviewed for any other than temporary impairment as of December 31, 2012 and it was determined that it was not impaired.

On July 21, 2011, the OTS was integrated into the OCC, which became the Bank's primary banking regulator and the primary banking regulator for the Company became the FRB.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Bank entered into a written Supervisory Agreement with the OTS, effective February 22, 2011, that primarily relates to the Bank's financial performance and credit quality issues. This agreement replaced the prior memorandum of understanding that the Bank entered into with its primary regulator on December 9, 2009. In accordance with the agreement, the Bank submitted a two year business plan in May of 2011 that the OCC accepted with the expectation that the Bank would be in adherence with the OCC's Notification of Establishment of Higher Minimum Capital Ratios, dated August 8, 2011, or IMCR, which required the Bank to establish and maintain a minimum core capital ratio of 8.5% by December 31, 2011. The IMCR is discussed more fully below. As required by the Supervisory Agreement, the Bank submitted updated two year business plans in January of 2012 and 2013. The Bank must operate within the parameters of the business plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank also submitted problem asset reduction plans at the same time that the business plans were submitted. The Bank must operate within the parameters of the problem asset plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank has also revised its loan modification policies and its program for identifying, monitoring and controlling risk associated with concentrations of credit, and improved the documentation relating to the allowance for loan and lease losses as required by the agreement. In addition, without the consent of the OCC, the Bank may not declare or pay any cash dividends, increase its total assets during any quarter in excess of the amount of the net interest credited on deposit liabilities during the prior quarter, enter into any new contractual arrangement or renew or extend any existing arrangement related to compensation or benefits with any directors or officer, make any golden parachute payments, or enter into any significant contracts with a third party service provider. The Bank believes it was in compliance with all requirements of the Supervisory Agreement at December 31, 2012.

The Company also entered into a written Supervisory Agreement with the OTS effective February 22, 2011. This agreement replaced the prior memorandum of understanding that the Company entered into with its primary regulator on December 9, 2009. As required by the Supervisory Agreement, the Company submitted updated two year consolidated capital plans in January of 2012 and 2013. The Company must operate within the parameters of the capital plan and is required to monitor and submit periodic reports on its compliance with the plan. In addition, without the consent of the Federal Reserve Board, the Company may not incur or issue any debt, guarantee the debt of any entity, declare or pay any cash dividends or repurchase any of the Company's capital stock, enter into any new contractual arrangement or renew or extend any existing arrangement related to compensation or benefits with any director or officer, or make any golden parachute payments. The Company believes it was in compliance with all requirements of its Supervisory Agreement at December 31, 2012.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier I (Core) capital, and Risk-based capital (as defined in the regulations) to total assets (as defined).

At December 31, 2012 and 2011, the Bank's capital amounts and ratios are presented for actual capital, required capital and excess capital including amounts and ratios in order to qualify as being well capitalized under the prompt corrective actions regulations:

| | Actual | | Required to be Adequately Capitalized | | Excess Capital | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | Amount | Percent of Assets[1] | Amount | Percent of Assets[1] | Amount | Percent of Assets[1] | Amount | Percent of Assets[1] |
| **December 31, 2012** | | | | | | | | |
| **Tier I or core capital** | **$63,212** | **9.68%** | **$26,123** | **4.00%** | **$37,089** | **5.68%** | **$32,653** | **5.00%** |
| **Tier I risk-based capital** | **63,212** | **14.23** | **17,770** | **4.00** | **45,442** | **10.23** | **26,655** | **6.00** |
| **Risk-based capital to risk-weighted assets** | **68,963** | **15.52** | **35,540** | **8.00** | **33,423** | **7.52** | **44,425** | **10.00** |
| December 31, 2011 | | | | | | | | |
| Tier I or core capital | $56,314 | 7.14% | $31,560 | 4.00% | $24,754 | 3.14% | $39,450 | 5.00% |
| Tier I risk-based capital | 56,314 | 9.61 | 23,441 | 4.00 | 32,873 | 5.61 | 35,162 | 6.00 |
| Risk-based capital to risk-weighted assets | 63,639 | 10.86 | 46,883 | 8.00 | 16,756 | 2.86 | 58,603 | 10.00 |

(1) Based upon the Bank's adjusted total assets for the purpose of the Tier I or core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

The OCC has established an IMCR for the Bank. An IMCR requires a bank to establish and maintain levels of capital greater than those generally required for a bank to be classified as "well-capitalized." Effective December 31, 2011, the Bank was required to establish, and subsequently maintain, core capital at least equal to 8.5% of adjusted total assets, which is in excess of the Bank's 7.14% core capital to adjusted total assets ratio at December 31, 2011. In February 2012, the Bank received a notice from the OCC arising out of its failure to establish and maintain its IMCR of 8.5% core capital to adjusted total assets at December 31, 2011. In April 2012, the Bank submitted to the OCC a written capital plan of how it would maintain its IMCR and a contingency plan in the event the IMCR was not maintained through the Bank's primary plan. As a result of a decrease in assets and improved financial results, the Bank's core capital to adjusted total assets ratio improved to 9.68% at December 31, 2012.

Management believes that, as of December 31, 2012, the Bank's capital ratios were in excess of those quantitative capital ratio standards set forth under the prompt corrective action regulations referenced above. However, there can be no assurance that the Bank will continue to maintain such status in the future. The OCC has extensive discretion in its supervisory and enforcement activities, and can adjust the requirement to be "well-capitalized" in the future.

In order to improve its capital ratios and comply with its IMCR, the Bank has, among other things, improved its financial results, reduced non-performing assets, and decreased the asset size of the Bank. In 2011, the Bank's Edina, Minnesota branch office was closed in order to reduce costs and in 2012 the Bank sold substantially all of the assets and deposit liabilities associated with its Toledo, Iowa branch in order to further reduce costs and improve capital ratios. In light of its continued focus on complying with the IMCR, the Bank may also determine it to be necessary or prudent to dispose of other non-strategic assets. These actions have resulted, and may result, in changes in the Bank's assets, liabilities and earnings, some of which may be material, during the period in which the action is taken or is consummated or over a longer period of time. Further, the Company may determine it prudent, or be required by supervising banking regulators, to raise additional capital of which there can be no assurance that, if raised, it would be on terms favorable to the Company. If the Company raises capital through the issuance of additional shares of common stock or other equity securities, it could dilute the ownership interests of existing stockholders and, given our current common stock trading price, would be expected to dilute the per share book value of the Company's common stock and could result in a change of control of the Company and the Bank.

The capital requirements of the Company and the Bank may be affected in the future by regulatory changes proposed in June 2012 by the FRB, the FDIC and the OCC to establish an integrated regulatory capital framework for implementing the Basel Committee on Banking Supervision's Basel III regulatory capital reforms and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The proposals would, among other things, apply a strengthened set of capital requirements to both the Bank and the Company and revise the rules for calculating risk-weighted assets for purposes of such requirements. These federal agencies have received comments on the proposed rules but have not issued final rules, so the details and the timetable for implementation of these rules remain uncertain.

## NOTE 17 Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement by the Company.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

| | December 31, Contract Amount | |
|---|---|---|
| *(Dollars in thousands)* | **2012** | 2011 |
| Financial instruments whose contract amount represents credit risk: | | |
| Commitments to originate, fund or purchase loans: | | |
| 1-4 family mortgages | **$ 4,462** | 3,554 |
| Commercial real estate mortgages | **750** | 2,371 |
| Non-real estate commercial loans | **180** | 0 |
| Undisbursed balance of loans closed | **5,445** | 7,209 |
| Unused lines of credit | **76,582** | 76,444 |
| Letters of credit | **1,910** | 1,535 |
| Total commitments to extend credit | **$89,329** | 91,113 |
| Forward commitments | **$ 7,046** | 7,263 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential and commercial real estate and personal property.

Forward commitments represent commitments to sell loans to a third party and are entered into in the normal course of business by the Bank.

The Bank issued standby letters of credit which guarantee the performance of customers to third parties. The standby letters of credit outstanding expire over the next 21 months and totaled $1.9 million at December 31, 2012 and $1.5 million at December 31, 2011. The letters of credit are collateralized primarily with commercial real estate mortgages. Since the conditions under which the Bank is required to fund the standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

## NOTE 18 Derivative Instruments and Hedging Activities

The Company originates and purchases single-family residential loans for sale into the secondary market and enters into commitments to sell or securitize those loans in order to mitigate the interest rate risk associated with holding the loans until they are sold. The Company accounts for its commitments in accordance with ASC 815, *Accounting for Derivative Instruments and Hedging Activities*.

The Company had commitments outstanding to extend credit to future borrowers that had not closed prior to the end of the year, which is referred to as its mortgage pipeline. As commitments to originate loans enter the mortgage pipeline, the Company generally enters into commitments to sell the loans into the secondary market. The commitments to originate and sell loans are derivatives that are recorded at fair value. As a result of marking these derivatives to fair value for the period ended December 31, 2012, the Company recorded an increase in other liabilities of $3,000, a decrease in other assets of $2,000 and a net loss on the sales of loans of $5,000.

As of December 31, 2012, the current commitments to sell loans held for sale are derivatives that do not qualify for hedge accounting. The loans held for sale that are not hedged are recorded at the lower of cost or market. As a result of marking these loans, the Company recorded no increase/decrease in loans held for sale and in other assets, a decrease in other liabilities of $58,000, and a net gain on the sales of loans $58,000.

## NOTE 19 Fair Value Measurement

ASC 820, *Fair Value Measurements*, establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system consisting of three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

*Level 1* — Valuation is based upon quoted prices for identical instruments traded in active markets that the Company has the ability to access.

*Level 2* — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

*Level 3* — Valuation is generated from model-based techniques that use significant assumptions not observable in the market and are used only to the extent that observable inputs are not available. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table summarizes the assets of the Company for which fair values are determined on a recurring basis as of December 31, 2012 and 2011.

| | **Carrying Value at December 31, 2012** | | | |
|---|---|---|---|---|
| ***(Dollars in thousands)*** | **Total** | **Level 1** | **Level 2** | **Level 3** |
| **Securities available for sale** | **$85,891** | **81** | **85,810** | **0** |
| **Mortgage loan commitments** | **(40)** | **0** | **(40)** | **0** |
| **Total** | **$85,851** | **81** | **85,770** | **0** |

| | Carrying Value at December 31, 2011 | | | |
|---|---|---|---|---|
| *(Dollars in thousands)* | Total | Level 1 | Level 2 | Level 3 |
| Securities available for sale | $126,114 | 613 | 125,501 | 0 |
| Mortgage loan commitments | (94) | 0 | (94) | 0 |
| Total | $126,020 | 613 | 125,407 | 0 |

The Company may also be required, from time to time, to measure certain other financial assets at fair value on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from the application of the lower-of-cost-or-market accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis in 2012 and 2011 that were still held at December 31, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets or portfolios at December 31, 2012 and 2011.

| | **Carrying Value at December 31, 2012** | | | | **Year Ended December 31, 2012** |
|---|---|---|---|---|---|
| ***(Dollars in thousands)*** | **Total** | **Level 1** | **Level 2** | **Level 3** | **Total gains (losses)** |
| **Loans held for sale** | **$ 2,584** | **0** | **2,584** | **0** | **15** |
| **Mortgage servicing rights** | **1,732** | **0** | **1,732** | **0** | **0** |
| **Loans [1]** | **32,287** | **0** | **32,287** | **0** | **(2,307)** |
| **Real estate, net [2]** | **10,595** | **0** | **10,595** | **0** | **(569)** |
| **Total** | **$47,198** | **0** | **47,198** | **0** | **(2,861)** |

| | Carrying Value at December 31, 2011 | | | | Year Ended December 31, 2011 |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | Total | Level 1 | Level 2 | Level 3 | Total gains (losses) |
| Loans held for sale | $ 3,709 | 0 | 3,709 | 0 | 129 |
| Mortgage servicing rights | 1,485 | 0 | 1,485 | 0 | 0 |
| Loans [1] | 38,162 | 0 | 38,162 | 0 | (4,167) |
| Real estate, net [2] | 16,616 | 0 | 16,616 | 0 | (2,690) |
| Assets held for sale | 1,583 | 0 | 1,583 | 0 | 0 |
| Deposits held for sale | 36,048 | 0 | 36,048 | 0 | 0 |
| Total | $97,603 | 0 | 97,603 | 0 | (6,728) |

[1] Represents carrying value and related specific reserves on loans for which adjustments are based on the appraised value of the collateral. The carrying value of loans fully charged-off is zero.

[2] Represents the fair value and related losses of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

## NOTE 20 Fair Value of Financial Instruments

ASC 825, *Disclosures about Fair Values of Financial Instruments*, requires disclosure of estimated fair values of the Company's financial instruments, including assets, liabilities and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of December 31, 2012 and 2011 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Company's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

| | December 31, 2012 | | | | | | December 31, 2011 | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Fair value hierarchy | | | | | | |
| (Dollars in thousands) | Carrying amount | Estimated fair value | Level 1 | Level 2 | Level 3 | Contract amount | Carrying amount | Estimated fair value | Contract amount |
| Financial assets: | | | | | | | | | |
| Cash and cash equivalents | $ 83,660 | 83,660 | 83,660 | | | | 67,840 | 67,840 | |
| Securities available for sale | 85,891 | 85,891 | 81 | 85,810 | | | 126,114 | 126,114 | |
| Loans held for sale | 2,584 | 2,584 | | 2,584 | | | 3,709 | 3,709 | |
| Loans receivable, net | 454,045 | 459,177 | | 459,177 | | | 555,908 | 566,266 | |
| Federal Home Loan Bank stock | 4,063 | 4,063 | | 4,063 | | | 4,222 | 4,222 | |
| Accrued interest receivable | 2,018 | 2,018 | | 2,018 | | | 2,449 | 2,449 | |
| Assets held for sale | 0 | 0 | | 0 | | | 1,583 | 1,605 | |
| Financial liabilities: | | | | | | | | | |
| Deposits | 514,951 | 514,951 | | 514,951 | | | 620,128 | 620,128 | |
| Deposits held for sale | 0 | 0 | | | | | 36,048 | 36,048 | |
| Federal Home Loan Bank advances | 70,000 | 71,623 | | 71,623 | | | 70,000 | 74,433 | |
| Accrued interest payable | 247 | 247 | | 247 | | | 780 | 780 | |
| Off-balance sheet financial instruments: | | | | | | | | | |
| Commitments to extend credit | 27 | 27 | | | | 84,877 | 29 | 29 | 91,113 |
| Commitments to sell loans | (40) | (40) | | | | 7,046 | (94) | (94) | 7,263 |

***Cash and Cash Equivalents*** The carrying amount of cash and cash equivalents approximates their fair value.

***Securities Available for Sale*** The fair values of securities were based upon quoted market prices.

***Loans Held for Sale*** The fair values of loans held for sale were based upon quoted market prices for loans with similar interest rates and terms to maturity.

***Loans Receivable*** The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, with the exception of the adjustable rate portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market. This method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC 820, *Fair Value Measurements and Disclosures*.

***Federal Home Loan Bank Stock*** The carrying amount of FHLB stock approximates its fair value.

***Accrued Interest Receivable*** The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

***Deposits*** The fair value of demand deposits, savings accounts and certain money market account deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. If the fair value of the fixed maturity certificates of deposit is calculated at less than the carrying amount, the carrying value of these deposits is reported as the fair value.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

***Federal Home Loan Bank Advances*** The fair values of advances with fixed maturities are estimated based on discounted cash flow analysis using as discount rates the interest rates charged by the FHLB for borrowings of similar remaining maturities.

***Accrued Interest Payable*** The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

***Commitments to Extend Credit*** The fair values of commitments to extend credit are estimated using the fees normally charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties.

***Commitments to Sell Loans*** The fair values of commitments to sell loans are estimated using the quoted market prices for loans with similar interest rates and terms to maturity.

## NOTE 21 HMN Financial, Inc. Financial Information (Parent Company Only)

The following are the condensed financial statements for the parent company only as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

| *(Dollars in thousands)* | **2012** | 2011 | 2010 |
|---|---|---|---|
| Condensed Balance Sheets | | | |
| Assets: | | | |
| Cash and cash equivalents | **$ 154** | 94 | |
| Investment in subsidiaries | **63,165** | 57,465 | |
| Loans receivable, net | **800** | 1,400 | |
| Prepaid expenses and other assets | **14** | 35 | |
| Deferred tax asset, net | **0** | 0 | |
| Total assets | **$ 64,133** | 58,994 | |
| Liabilities and Stockholders' Equity: | | | |
| Accrued expenses and other liabilities | **$ 3,299** | 1,933 | |
| Total liabilities | **3,299** | 1,933 | |
| Serial preferred stock | **25,336** | 24,780 | |
| Common stock | **91** | 91 | |
| Additional paid-in capital | **51,795** | 53,462 | |
| Retained earnings | **47,004** | 42,983 | |
| Net unrealized gains (losses) on securities available for sale | **(49)** | 471 | |
| Unearned employee stock ownership plan shares | **(2,997)** | (3,191) | |
| Treasury stock, at cost, 4,705,073 and 4,740,711 shares | **(60,346)** | (61,535) | |
| Total stockholders' equity | **60,834** | 57,061 | |
| Total liabilities and stockholders' equity | **$ 64,133** | 58,994 | |
| Condensed Statements of Income (Loss) | | | |
| Interest income | **$ 3** | 4 | 4 |
| Equity income (losses) of subsidiaries | **6,220** | (10,519) | (27,833) |
| Compensation and benefits | **(227)** | (263) | (236) |
| Occupancy | **(24)** | (24) | (24) |
| Data processing | **(6)** | (6) | (6) |
| Other | **(513)** | (747) | (551) |
| Income (loss) before income tax expense | **5,453** | (11,555) | (28,646) |
| Income tax expense | **132** | 0 | 332 |
| Net income (loss) | **$ 5,321** | (11,555) | (28,978) |
| Condensed Statements of Cash Flows | | | |
| Cash flows from operating activities: | | | |
| Net income (loss) | **$ 5,321** | (11,555) | (28,978) |
| Adjustments to reconcile net income (loss) to cash provided (used) by operating activities: | | | |
| Equity (income) losses of subsidiaries | **(6,220)** | 10,519 | 27,833 |
| Deferred income tax expense | **0** | 0 | 172 |
| Earned employee stock ownership shares priced below original cost | **(162)** | (81) | (51) |
| Stock option compensation | **7** | 29 | 63 |
| Amortization of restricted stock awards | **233** | 298 | 370 |
| Decrease in unearned ESOP shares | **194** | 193 | 193 |
| Increase (decrease) in accrued expenses and other liabilities | **65** | 101 | (15) |
| Decrease in other assets | **22** | 13 | 791 |
| Other, net | **0** | (1) | 1 |
| Net cash provided (used) by operating activities | **(540)** | (484) | 379 |
| Cash flows from investing activities: | | | |
| Decrease in loans receivable, net | **600** | 100 | 1,200 |
| Net cash provided by investing activities | **600** | 100 | 1,200 |
| Cash flows from financing activities: | | | |
| Dividends paid to preferred stockholders | **0** | 0 | (1,300) |
| Net cash used by financing activities | **0** | 0 | (1,300) |
| Increase (decrease) in cash and cash equivalents | **60** | (384) | 279 |
| Cash and cash equivalents, beginning of year | **94** | 478 | 199 |
| Cash and cash equivalents, end of year | **$ 154** | 94 | 478 |

## NOTE 22 Business Segments

The Bank has been identified as a reportable operating segment in accordance with the provisions of ASC 280. SFC and HMN, the holding company, did not meet the quantitative thresholds for a reportable segment and therefore are included in the "Other" category.

The Company evaluates performance and allocates resources based on the segment's net income, return on average assets and return on average equity. Each corporation is managed separately with its own officers and board of directors.

The following table sets forth certain information about the reconciliations of reported net income (loss) and assets for each of the Company's reportable segments.

| *(Dollars in thousands)* | Home Federal Savings Bank | Other | Eliminations | Consolidated Total |
|---|---|---|---|---|
| **At or for the year ended December 31, 2012:** | | | | |
| **Interest income — external customers** | **$ 30,816** | **0** | **0** | **30,816** |
| **Non-interest income — external customers** | **8,990** | **0** | **0** | **8,990** |
| **Intersegment interest income** | **0** | **4** | **(4)** | **0** |
| **Intersegment non-interest income** | **186** | **6,220** | **(6,406)** | **0** |
| **Interest expense** | **7,143** | **0** | **(4)** | **7,139** |
| **Amortization of mortgage servicing rights, net** | **732** | **0** | **0** | **732** |
| **Other non-interest expense** | **23,345** | **779** | **(186)** | **23,938** |
| **Income tax expense** | **0** | **132** | **0** | **132** |
| **Net income** | **6,228** | **5,313** | **(6,220)** | **5,321** |
| **Total assets** | **653,315** | **64,135** | **(64,123)** | **653,327** |
| At or for the year ended December 31, 2011: | | | | |
| Interest income — external customers | $ 39,541 | 0 | 0 | 39,541 |
| Non-interest income — external customers | 6,863 | 0 | 0 | 6,863 |
| Gain on limited partnerships | 6 | 0 | 0 | 6 |
| Intersegment interest income | 0 | 4 | (4) | 0 |
| Intersegment non-interest income | 186 | (10,519) | 10,333 | 0 |
| Interest expense | 11,139 | 0 | (4) | 11,135 |
| Amortization of mortgage servicing rights, net | 562 | 0 | 0 | 562 |
| Other non-interest expense | 28,127 | 1,049 | (186) | 28,990 |
| Net loss | (10,510) | (11,564) | 10,519 | (11,555) |
| Total assets | 790,115 | 59,005 | (58,965) | 790,155 |
| At or for the year ended December 31, 2010: | | | | |
| Interest income — external customers | $ 48,270 | 0 | 0 | 48,270 |
| Non-interest income — external customers | 7,302 | 0 | 0 | 7,302 |
| Loss on limited partnerships | (31) | 0 | 0 | (31) |
| Intersegment interest income | 0 | 4 | (4) | 0 |
| Intersegment non-interest income | 174 | (27,833) | 27,659 | 0 |
| Interest expense | 17,263 | 0 | (4) | 17,259 |
| Amortization of mortgage servicing rights, net | 482 | 0 | 0 | 482 |
| Other non-interest expense | 26,423 | 825 | (174) | 27,074 |
| Income tax expense | 5,991 | 332 | 0 | 6,323 |
| Net loss | (27,825) | (28,986) | 27,833 | (28,978) |
| Total assets | 880,570 | 70,100 | (70,052) | 880,618 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Report of Independent Registered Public Accounting Firm


KPMG

The Board of Directors and Stockholders
HMN Financial, Inc.:

We have audited the accompanying consolidated balance sheets of HMN Financial, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMN Financial, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
March 11, 2013

## OTHER FINANCIAL DATA

The following tables set forth certain information as to the Bank's Federal Home Loan Bank (FHLB) advances and Federal Reserve Bank (FRB) borrowings.

| *(Dollars in thousands)* | Year Ended December 31, **2012** | 2011 | 2010 |
|---|---|---|---|
| Maximum Balance: | | | |
| FHLB and FRB advances and borrowings | **$70,000** | 122,500 | 137,500 |
| FHLB and FRB short-term borrowings | **0** | 52,500 | 62,500 |
| Average Balance: | | | |
| FHLB and FRB advances and borrowings | **70,000** | 92,542 | 129,408 |
| FHLB and FRB short-term borrowings | **39,317** | 22,604 | 37,023 |

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2012** | | 2011 | | 2010 | |
| *(Dollars in thousands)* | **Amount** | **Weighted Average Rate** | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| FHLB and FRB short-term borrowings | **$ 0** | **0.00%** | $ 0 | 0.00% | $ 52,500 | 4.00% |
| FHLB long-term advances | **70,000** | **4.77** | 70,000 | 4.77 | 70,000 | 4.77 |
| Total | **$70,000** | **4.77%** | $70,000 | 4.77% | $122,500 | 4.44% |

Refer to Note 11 of the Notes to Consolidated Financial Statements for more information on the Bank's FHLB advances and FRB borrowings.

## SELECTED QUARTERLY FINANCIAL DATA

| *(Dollars in thousands, except per share data)* | December 31, 2012 | September 30, 2012 | June 30, 2012 |
|---|---|---|---|
| Selected Operations Data *(3 months ended):* | | | |
| Interest income | $ 7,038 | 7,551 | 7,952 |
| Interest expense | 1,513 | 1,659 | 1,905 |
| Net interest income | 5,525 | 5,892 | 6,047 |
| Provision for loan losses | 0 | 1,584 | 1,088 |
| Net interest income (loss) after provision for loan losses | 5,525 | 4,308 | 4,959 |
| Noninterest income: | | | |
| Fees and service charges | 841 | 821 | 834 |
| Loan servicing fees | 251 | 245 | 236 |
| Gain on sales of loans | 1,105 | 940 | 620 |
| Gain on sales of branch office | 0 | 0 | 0 |
| Other noninterest income | 177 | 110 | 104 |
| Total noninterest income | 2,374 | 2,116 | 1,794 |
| Noninterest expense: | | | |
| Compensation and benefits | 2,865 | 2,955 | 3,219 |
| Losses (gains) on real estate owned | 256 | (172) | 174 |
| Occupancy | 832 | 805 | 839 |
| Deposit insurance | 327 | 353 | 305 |
| Data processing | 326 | 333 | 336 |
| Other noninterest expense | 1,676 | 1,513 | 1,485 |
| Total noninterest expense | 6,282 | 5,787 | 6,358 |
| Income (loss) before income tax expense (benefit) | 1,617 | 637 | 395 |
| Income tax expense (benefit) | 132 | 0 | 0 |
| Net income (loss) | 1,485 | 637 | 395 |
| Preferred stock dividends and discount | (469) | (467) | (464) |
| Net income (loss) available to common stockholders | $ 1,016 | 170 | (69) |
| Basic earnings (loss) per common share | $ 0.26 | 0.04 | (0.02) |
| Diluted earnings (loss) per common share | $ 0.25 | 0.04 | (0.02) |
| Financial Ratios: | | | |
| Return (loss) on average assets[1] | 0.93% | 0.39% | 0.23 % |
| Return (loss) on average common equity[1] | 9.77 | 4.20 | 2.66 |
| Average equity to average assets | 8.81 | 8.58 | 8.22 |
| Net interest margin[1][2] | 3.63 | 3.82 | 3.72 |

| *(Dollars in thousands)* | | | |
|---|---|---|---|
| Selected Financial Condition Data: | | | |
| Total assets | $653,327 | 643,723 | 670,314 |
| Securities available for sale: | | | |
| Mortgage-backed and related securities | 10,421 | 12,437 | 14,869 |
| Other marketable securities | 75,470 | 46,406 | 61,420 |
| Loans held for sale | 2,584 | 4,654 | 2,601 |
| Loans receivable, net | 454,045 | 474,346 | 496,178 |
| Deposits | 514,951 | 505,541 | 534,297 |
| Federal Home Loan Bank advances and Federal Reserve borrowing | 70,000 | 70,000 | 70,000 |
| Stockholders' equity | 60,834 | 59,849 | 59,531 |

(1) Annualized

(2) Net interest income divided by average interest-earning assets.

| **March 31, 2012** | December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 |
|---|---|---|---|---|
| **8,275** | 9,210 | 9,572 | 10,045 | 10,714 |
| **2,062** | 2,332 | 2,488 | 3,046 | 3,269 |
| **6,213** | 6,878 | 7,084 | 6,999 | 7,445 |
| **(128)** | 7,609 | 4,260 | 3,463 | 1,946 |
| **6,341** | (731) | 2,824 | 3,536 | 5,499 |
| **829** | 912 | 978 | 925 | 924 |
| **232** | 240 | 247 | 250 | 250 |
| **909** | 672 | 188 | 301 | 495 |
| **552** | 0 | 0 | 0 | 0 |
| **184** | 151 | 106 | 113 | 117 |
| **2,706** | 1,975 | 1,519 | 1,589 | 1,786 |
| **3,413** | 3,205 | 3,276 | 3,512 | 3,560 |
| **(77)** | 2,380 | 111 | 143 | 47 |
| **882** | 955 | 930 | 916 | 940 |
| **270** | 254 | 190 | 407 | 404 |
| **337** | 337 | 326 | 305 | 253 |
| **1,418** | 1,739 | 1,565 | 2,209 | 1,588 |
| **6,243** | 8,870 | 6,398 | 7,492 | 6,792 |
| **2,804** | (7,626) | (2,055) | (2,367) | 493 |
| **0** | 0 | 0 | (76) | 76 |
| **2,804** | (7,626) | (2,055) | (2,291) | 417 |
| **(461)** | (459) | (456) | (457) | (449) |
| **2,343** | (8,085) | (2,511) | (2,748) | (32) |
| **0.60** | (2.08) | (0.65) | (0.72) | (0.01) |
| **0.58** | (2.08) | (0.65) | (0.72) | (0.01) |
| **1.57%** | (3.75)% | (1.02)% | (1.08)% | 0.19% |
| **19.32** | (45.87) | (12.10) | (13.27) | 2.41 |
| **8.14** | 8.19 | 8.20 | 8.11 | 8.05 |
| **3.53** | 3.55 | 3.71 | 3.48 | 3.62 |
| **706,409** | 790,155 | 818,384 | 807,374 | 878,756 |
| **17,597** | 20,645 | 23,681 | 26,780 | 29,641 |
| **70,358** | 105,469 | 120,452 | 107,467 | 128,002 |
| **3,279** | 3,709 | 4,031 | 1,075 | 1,624 |
| **538,069** | 555,908 | 591,265 | 601,787 | 634,282 |
| **568,237** | 620,128 | 630,606 | 647,115 | 688,078 |
| **70,000** | 70,000 | 70,000 | 85,000 | 115,000 |
| **59,465** | 57,061 | 65,169 | 67,571 | 69,641 |

## COMMON STOCK INFORMATION

The common stock of the Company is listed on the Nasdaq Stock Market under the symbol HMNF. As of December 31, 2012, the Company had 9,128,662 shares of common stock issued and 4,705,073 shares in treasury stock. As of December 31, 2012, there were 593 stockholders of record and 902 estimated beneficial stockholders. The following table represents the stock price information for the Company as furnished by Nasdaq for each quarter starting with the quarter ended December 31, 2012 and regressing back to March 31, 2011. On February 12, 2013, the last reported sale price of shares of our common stock on the Nasdaq Stock Market was $5.52 per share. The Company has not paid a dividend on its common stock since 2008. Under the terms of the Supervisory Agreement that the Company entered into with the FRB effective February 22, 2011, the Company may not declare or pay any cash dividend without prior notice to, and the consent of, the FRB. The Bank, the Company's primary source of cash flow to pay dividends, is also restricted from the declaration or payment of cash dividends to the Company by the terms of its Supervisory Agreement. Further, while dividends on the Company's outstanding preferred stock are in arrears ($3.1 million at February 15, 2013), no dividend may be paid on common stock of the Company. See "*Management Discussion and Analysis — Liquidity and Capital Resources — Dividends*" and "*Note 15 Stockholders' Equity*" in the Notes to the Consolidated Financial Statements.

| | **December 31, 2012** | **September 28, 2012** | **June 29, 2012** | **March 30, 2012** | December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 |
|---|---|---|---|---|---|---|---|---|
| HIGH | **$3.80** | **3.25** | **3.50** | **2.65** | 2.37 | 3.22 | 3.01 | 3.14 |
| LOW | **2.65** | **2.60** | **2.38** | **1.61** | 1.61 | 1.50 | 2.35 | 2.02 |
| CLOSE | **3.47** | **3.15** | **3.00** | **2.48** | 1.94 | 1.88 | 2.45 | 2.75 |

The following graph and table compares the total cumulative stockholders' return on the Company's common stock to the NASDAQ U.S. Stock Index ("NASDAQ Composite"), which includes all NASDAQ traded stocks of U.S. companies, and the SNL Bank NASDAQ Index. The graph and table assume that $100 was invested on December 31, 2007 and that all dividends were reinvested.



Total Return Performance
HMN Financial, Inc.
NASDAQ Composite
SNL Bank NASDAQ Index
Index Value
175
150
125
100
75
50
25
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12


| | Period Ending | | | | | |
|---|---|---|---|---|---|---|
| ***Index*** | **12/31/07** | **12/31/08** | **12/31/09** | **12/31/10** | **12/31/11** | **12/31/12** |
| HMN Financial, Inc. | 100.00 | 17.73 | 17.82 | 11.92 | 8.21 | **14.72** |
| NASDAQ Composite | 100.00 | 60.02 | 87.24 | 103.08 | 102.26 | **120.42** |
| SNL Bank NASDAQ Index | 100.00 | 72.62 | 58.91 | 69.51 | 61.67 | **73.51** |

**HMN FINANCIAL, INC.**
1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1200

**ANNUAL MEETING**
The annual meeting of shareholders will be held on Tuesday, April 23, 2013 at 10:00 a.m. (Central Time) at the Rochester Golf and Country Club, 3100 West Country Club Road, Rochester, Minnesota.

**LEGAL COUNSEL**
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3900

**INVESTOR INFORMATION AND FORM 10-K**
Additional information and HMN's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request from:

HMN Financial, Inc.
Attn: Investor Relations
1016 Civic Center Drive NW
Rochester, MN 55901
or at *www.hmnf.com*

**TRANSFER AGENT AND REGISTRAR**
Inquiries regarding change of address, transfer requirements, and lost certificates should be directed to HMN's transfer agent:

Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
*www.wellsfargo.com/shareownerservices*
(800) 468-9716

**DIRECTORS**

**HUGH C. SMITH**
*Chairman of the Board*
*HMN and Home Federal Savings Bank*
*Retired Professor of Medicine, Mayo Clinic College of Medicine and Consultant in Cardiovascular Division, Mayo Clinic*

**ALLEN J. BERNING**
*Former Director and Chief Executive Officer of Hardcore Computer, Inc.*

**MICHAEL J. FOGARTY**
*Vice President*
*C.O. Brown Agency, Inc.*

**KAREN L. HIMLE**
*Former Vice President*
*University Relations*
*University of Minnesota*

**SUSAN K. KOLLING**
*Senior Vice President*
*HMN and Home Federal Savings Bank*

**BRADLEY C. KREHBIEL**
*President and Chief Executive Officer*
*HMN and Home Federal Savings Bank*

**MALCOLM W. MCDONALD**
*Retired Senior Vice President*
*Space Center, Inc.*

**BERNARD R. NIGON**
*Retired Audit Partner with McGladrey LLP*

**MARK E. UTZ**
*Attorney at law, Wendlund Utz, Ltd.*

**EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS**

**JON J. EBERLE**
*Senior Vice President, Chief Financial Officer and Treasurer of HMN and Executive Vice President, Chief Financial Officer and Treasurer of Home Federal Savings Bank*

**DWAIN C. JORGENSEN**
*Senior Vice President of HMN and Home Federal Savings Bank*

**LAWRENCE D. MCGRAW**
*Executive Vice President and Chief Operating Officer*
*Home Federal Savings Bank*

**Branch Offices of Bank**

**Albert Lea**
143 West Clark Street
Albert Lea, MN 56007
(507) 379-2551

**Austin**
201 Oakland Avenue West
Austin, MN 55912
(507) 434-2500

**Eagan**
2805 Dodd Road, Suite 160
Eagan, MN 55121
(651) 405-2000

**LaCrescent**
208 South Walnut
LaCrescent, MN 55947
(507) 895-9200

**Marshalltown**
303 West Main Street
Marshalltown, IA 50158
(641) 754-6198

**Rochester**
1201 South Broadway
Rochester, MN 55901
(507) 536-2416

1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1309

3900 55th Street NW
Rochester, MN 55901
(507) 535-3460

**Spring Valley**
715 North Broadway
Spring Valley, MN 55975
(507) 346-9709

**Winona**
175 Center Street
Winona, MN 55987
(507) 453-6460

**Home Federal Private Banking**
100 1st Avenue Bldg., Suite 200
Rochester, MN 55902
(507) 280-7256

2048 Superior Drive NW, Suite 400
Rochester, MN 55901
(507) 226-0800


HMN
FINANCIAL, INC.

1016 Civic Center Drive NW
Rochester, Minnesota 55901
507.535.1200
www.hmnf.com

